82-4653

global hunter

300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6
Tel: (604) 681-4653 Fax: (604) 683-6557

July 4, 2005

05012856

SUPPL

VIA SEDAR

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry – Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division – Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Registry – Nunavut
P.E.I. Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: ANNUAL AND SPECIAL GENERAL MEETING
Global Hunter Corp.

In accordance with National Instrument 54-101, and with respect to the Company's Annual and Special General Meeting, please be advised of the following:

Company:	Global Hunter Corp.
CUSIP Number:	37945M
Date of Meeting:	August 31, 2005
Record Date for Notice:	July 31, 2005
Record Date for Voting:	July 31, 2005
Beneficial Ownership Determination Date:	July 31, 2005
Material Mail Date:	August 5, 2005
Class of Securities entitled to receive Notice:	Common
Class of Securities entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will pay for OBO's
Material Distributed to:	All Holders

PROCESSED
NOV 30 2005
THOMSON FINANCIAL

RECEIVED
2005 NOV 29 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours Truly,
GLOBAL HUNTER CORP.

Per: "Rod W. Husband"

Rod W. Husband, President

82-4653

GLOBAL HUNTER CORP.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

The 2005 Annual and Extraordinary General Meeting of the Shareholders of GLOBAL HUNTER CORP. ("the Company") will be held at 300-905 West Pender Street, Vancouver, British Columbia, on Wednesday, the 31st day of August, 2005 at 9:00 a.m. for the following purposes:

1. to receive the Report of the Directors, the audited consolidated financial statements of the Company for its financial year ended February 28, 2005 and the Report of the Auditor on those statements;

2. to appoint an auditor for the ensuing year and to authorize the Directors to fix the auditor's remuneration;

3. to set the number of directors at five (5);

4. to elect directors;

5. to consider and, if deemed appropriate, to pass a special resolution as set forth in the accompanying Information Circular deleting the Pre-existing Company Provisions from the Company's Notice of Articles and amending the Company's Notice of Articles accordingly;

6. to consider and, if deemed appropriate, to pass a special resolution as set forth in the accompanying Information Circular increasing the Company's authorized share capital to an unlimited number of common shares without par value and amending the Company's Notice of Articles accordingly;

7. to consider and, if deemed appropriate, to pass a special resolution as set forth in the accompanying Information Circular adopting new articles for the Company containing provisions based on the *Business Corporations Act (British Columbia)* in substitution for the Company's existing articles;

8. to consider and, if deemed appropriate, approve a Stock Option Plan;

9. to consider and, if deemed appropriate, approve, ratify and confirm all acts, deeds and conduct of the directors on behalf of the Company from the beginning of the Company's most recently completed financial year to the date of the Meeting;

10. to transact such other business as may properly be brought before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice. **Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign, date and return the enclosed form of Proxy or Voting Instruction Form in accordance with the instructions set forth therein. The Proxy or Voting Instruction Form must be completed in accordance with the instructions set out therein and in the Information Circular accompanying this Notice, and, to be valid, must be received by CIBC Mellon Trust Company, 1600-1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1 not fewer than 48 hours before the time fixed for the Meeting.**

DATED at Vancouver, British Columbia, this 31st day of July, 2005.

BY ORDER OF THE BOARD

"Rod W. Husband"
President

82-4653

GLOBAL HUNTER CORP.

INFORMATION CIRCULAR FOR THE 2005 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GLOBAL HUNTER CORP. TO BE HELD ON AUGUST 31, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of GLOBAL HUNTER CORP. (the "Company") for use at the 2005 Annual and Extraordinary General Meeting of Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The solicitation will be made primarily by mail and may in addition be made by personal and telephone contact with shareholders by regular employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

Each shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for and on behalf of such shareholder at the Meeting other than the persons designated by management. The persons designated as proxyholders on the accompanying form of proxy have been selected by management. A shareholder desiring to appoint some other person as proxyholder may do so by striking out the printed names and inserting the name of the desired person in the space provided in the form of proxy. If no choice of proxyholder is made in such manner then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named proxyholder does not attend the Meeting and automatic substitution of the third named proxyholder, if any, if such second named proxyholder does not attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must, to be valid, be deposited at CIBC Mellon Trust Company, 1600-1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, not fewer than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.

REVOCATION OF PROXY

A shareholder giving a proxy may revoke it either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or by signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer at the Meeting as a shareholder present in person, or in any other manner provided by law, whereupon such proxy shall be deemed to have been revoked. Revocation of a proxy will not affect any matter on which a vote has been taken before the revocation.

VOTING BY PROXY

If the instructions of a shareholder are certain, the shares represented by any proxy given by that shareholder will be voted on any poll, and where the shareholder specifies a choice with respect to any matter to be acted on, the shares will be voted on any poll in accordance with the specifications so made. **WHERE NO CHOICE IS SPECIFIED, THE PROXY CONFERS DISCRETIONARY AUTHORITY ON THE SHAREHOLDER'S APPOINTED PROXYHOLDER. IF A SHAREHOLDER HAS NOT APPOINTED HIS/HER OWN PROXYHOLDER, SUCH SHARES WILL BE VOTED BY MANAGEMENT'S DESIGNATES IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.**

EXERCISE OF DISCRETION BY PROXYHOLDER

The accompanying form of proxy gives each shareholder the ability to confer discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Circular, Management of the Company knows of no such amendments, variations or other matters which are anticipated to be presented for consideration or action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to any shareholders of the Company who do not hold Common Shares in their own name. Shareholders who do not hold shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities, which acts as depository for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate

instructions respecting the voting of shares to be represented at a meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to ADP well in advance of the meeting in order to have the Common Shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the Broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The authorized capital of the Company currently consists of 50,000,000 shares without par value, of which 34,274,424 were issued and outstanding on July 31, 2005. Each common share carries the right to one vote on any poll at meetings of Shareholders of the Company. The Company has no other class of voting securities.

In respect of currently issued and outstanding shares in the capital of the Company, those persons entitled to receive notice of and to vote at the Meeting in person or by proxy will be determined by the record of registered Shareholders of the Company at 4:00 p.m. (local Vancouver time) on July 31, 2005, the Record Date for the Meeting. If the Company should issue additional shares from treasury after July 31, 2005, the person or persons to whom those shares are issued shall not be entitled to receive notice of the Meeting, but shall, if included on the record of registered Shareholders of the Company before the time for the meeting, be entitled to vote at the meeting in person or, if they have deposited a proxy not fewer than 48 hours (Saturdays, Sundays and statutory holidays excluded) before the time for the Meeting, by proxy.

To the best of the knowledge and belief of the directors and senior officers of the Company, as at July 31, 2005, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

APPOINTMENT OF AUDITOR

The management of the Company will recommend to the Meeting that Jones, Richards & Company, Certified General Accountants be appointed as auditors of the Company at remuneration to be fixed by the directors. Jones, Richards & Company, Certified General Accountants were first appointed auditors of the Company in 1999.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No person who has been a director or senior officer of the Company at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted

upon at the Meeting other than the election of directors or the appointment of auditors, except as may be disclosed herein under the heading "Particulars of Other Matters to be Acted Upon".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nor any proposed Director of the Company, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or has any material interest, direct or indirect, in any proposed transaction which, in either case, has or will materially affect the Company, except as may otherwise be disclosed herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, proposed director, executive officer, employee or former executive officer of the Company, or any associate of any director, proposed director or executive officer has been indebted to the Company or any subsidiaries at any time since the beginning of the last completed financial year of the Company for other than routine indebtedness.

REMUNERATION OF MANAGEMENT AND OTHERS

No direct remuneration was paid or became payable by the Company to the directors and the senior officers of the Company (including the President, the CEO and the CFO) during its last completed financial year, except for $30,000 paid to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, who is CFO and a director of the Company for management services rendered; $27,000 consultation fee paid to Brian Harris, President, CEO and a director of the Company. The Company is no longer a party to a Management Contract with Roland Financial Services Ltd. ("RFS"), of #501, 905 West Pender Street, Vancouver, B.C., V6C 1L6, and Brian Harris has resigned from the Company, effective March 8, 2005. The Company does not propose to make any other remuneration payments to the directors or the senior officers of the Company in the future, directly or indirectly, pursuant to any existing management contract. No pension benefits are currently proposed to be paid to the directors or the senior officers of the Company under any normal pension plan, directly or indirectly, by the Company or any of its subsidiaries.

No director or senior officer of the Company, no nominee for election as a director of the Company and no associate of any such director, senior officer or proposed nominee is or has at any time since the beginning of the Company's most recently completed financial year been indebted to the Company.

STATEMENT OF EXECUTIVE COMPENSATION IN FORM 41

Summary of Compensation

Pursuant to Form 51-102F6 adopted by the Canadian Securities Administrators, "Named Executive Officer" or "NEOs" is defined to include (i) each Chief Executive Officer of the Company, despite the amount of compensation of those individuals, (ii) each Chief Financial Officer of the Company, despite the amount of compensation of those individuals, (iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000,

and (iv) any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end of the Company.

Raymond Roland became Chief Financial Officer on July 27, 2001 and continues to hold that office. Raymond Roland was the President and Chief Executive Officer of the Company from December 4, 1997 until January 19, 2004, when Brian Harris was appointed President and Chief Executive Officer of the Company. Mr. Harris ceased to hold those positions on March 8, 2005, when Rod Husband was appointed President and Chief Executive Officer.

The following table discloses annual salary and bonus compensation and long-term compensation received by these two officers of the Company, the Named Executive Officers (the "NEOs") during the financial years ended February 28, 2005, February 29, 2004 and February 28, 2003, being the three most recently completed financial years. No other executive officer's total salary and bonus during such periods exceeded $150,000.00.

Summary Compensation Table

The following table sets forth information concerning compensation earned by the Company's NEOs during the three most recently completed financial years of the Company. The Company's financial year end is the last day of February.

SUMMARY COMPENSATION TABLE
(Stated in Canadian Dollars)

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa-tion ($)	Securities Under Option/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensa-Tion ($)
Brian Harris	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000	Nil Nil Nil	Nil Nil Nil	27,500 15,000 Nil
Raymond Roland	2005 2004 2003	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A 600,000 Nil	N/A Nil Nil	N/A Nil Nil	30,000 30,000 30,000

* Consulting fees paid or accrued to Mr. Harris or private companies of which Mr. Harris is principal.
** Management fees paid or accrued to Mr. Roland or private companies of which Mr. Roland is principal.

Long-Term Incentive Plan Awards Table

The Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year.

Options and Stock Appreciation Rights (SARs)

The Company's stock option program (the "Stock Option Plan") is administered by the Company's secretary, or such other senior officer or employee of the Company as may be designated by the board of directors from time to time. The following table sets forth all stock options granted during the financial year ended February 28, 2005 to the Company's NEOs.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Brian Harris President, CEO	Nil	N/A	N/A	N/A	N/A
Raymond Roland CFO	Nil	N/A	N/A	N/A	N/A

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended February 29, 2005 by the NEOs and the fiscal year end value of unexercised options/SARs on an aggregated basis.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable
Brian Harris	Nil	N/A	N/A	N/A
Raymond Roland	Nil	N/A	N/A	N/A

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the NEOs.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the financial year ended February 28, 2005 or the current financial year, the Company was not party to any employment contracts with its Named Executive Officers and the Company did not have any plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds 100,000.00.

Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to the Non-Executive Directors during the most recently completed financial year.

Name (a)	Securities Under Optiions/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant($/Security) (e)	Expiration Date (f)
Non-executive Directors as a group	Nil	N/A	N/A	N/A	N/A

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors as at the Company's most recently completed financial year end.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable
Non-executive Directors as a group	Nil	N/A	Nil Exercisable / Nil Unexercisable	N/A

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

Small Business Issuer Exemption

Under Form 51-904F, a "Small Business Issuer" is defined to include a company that had revenues of less than $25,000,000 in its most recently completed financial year and has a public float of less than $25,000,000. Small Business Issuers are entitled to omit disclosure otherwise required to be provided under those portions of Form 51-904F entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Small Business Issuer and has omitted such disclosure.

MANAGEMENT CONTRACTS

The Company is currently not a party to any Management Contracts.

ELECTION OF DIRECTORS

Management of the Company proposes to set the number of directors of the Company at three and to nominate the persons listed below for election as directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE NOMINEES HEREIN LISTED, SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE ADDITIONAL TO THE NOMINEES NAMED.

The directors of the Company are currently elected annually and hold office until the next Annual General Meeting of the Shareholders or until their successors in office are duly elected or appointed, unless their offices are earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (B.C.). All of those nominees who are presently directors will have their terms of office as directors expire as of the date of the Meeting.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of shares of the Company beneficially owned, directly or indirectly, by them, as at July 31, 2005:

Name and Residence	Principal Occupation	Director Since	No. of Shares
Rod Husband Canada President, CEO and Director	President and Director of Majestic Gold Corp.	March 8, 2005	2,035,000

Raymond Roland Canada CFO and Director	President, Roland Financial Services Ltd,; Officer and/or Director of several other public companies; Previously Senior Manager, financial services industry banking, Western Canada of a major Canadian chartered bank	September 26, 1997 to date	258,357
Stephen Kenwood Canada Director	Professional Geologist; Director, Majestic Gold Corp.; President and Director, Ivana Ventures Inc.	September 26, 1997	1,966,667
Vic Berar Richmond, B.C. Director	President of Wriason Seals Ltd.	June 10, 1998 to date	0
Tom Torrance North Vancouver, B.C. Director	Forest Industry consultant; Former Vice-President, Paper Marketing, Donahue Forest Products	April 16, 1998 to date	0

As a reporting issuer in British Columbia, the Company is required to have an audit committee. Messrs. Roland, Berar and Torrance are currently members of the Company's audit committee. The Company has no Executive Committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(1) Resolutions to Remove Pre-existing Company Provisions, to Adopt Amended Notice of Articles and New Articles

On March 29, 2004 the *Business Corporations Ac, S.B.C. 2002, c. 57* (the "New Act") was adopted in British Columbia, replacing the *Company Act* (the "Former Act"). The New Act makes the laws governing British Columbia corporations similar to those contained in corporate legislation elsewhere in Canada and provides shareholders with a greater choice of effective governance structures.

Transition Requirement

The New Act requires that every company incorporated under the Former Act substitute a Notice of Articles for its Memorandum and that this mandatory transition rollover be completed on or before March 28, 2006. A company cannot take advantage of many of the new provisions contained in the New Act until this mandatory transition rollover is completed. After comparing the current articles of the Company with those permitted under the New Act, Management and the Board of Directors believe that there are legislative advantages offered by the New Act that provide benefit to Company and its shareholders. Under the New Act the directors can approve and complete the mandatory transition rollover, and the directors have approved and completed that transition rollover.

Post-Transition Alterations

At the Meeting, the Company will be seeking shareholder approval of certain amendments to its Notice of Articles (the "Altered Notice of Articles") and approval of a new form of Articles (the "New Articles") with a view to updating its charter documents to bring them in line with the New Act and incorporating

some of the new provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the New Articles will be available for viewing up to the date of the Meeting at the Company's registered office at 501-905 West Pender Street, Vancouver, B.C. V6C 1L6 and at the Meeting, and will be provided to registered shareholders on receipt of a written request for them.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every pre-existing company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three quarters of the votes cast by shareholders present in person or by proxy at the meeting. That is the majority that was required under the Former Act.

The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions. Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

1. the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

2. the Company's Notice of Articles is altered accordingly;

3. any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this Special Resolution;

4. the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the Shareholders."

The amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies (British Columbia).

Proposed Alterations of Authorized Capital

In order to accommodate future financings, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 50,000,000 Common Shares without par value to an unlimited number of Common Shares without par value.

This special resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Accordingly, shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

1. the number of shares of the Company authorized to be issued be increased to an unlimited number of Common Shares without par value;

2. the Company's Notice of Articles be altered accordingly;

3. any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the intent of this Special Resolution; and

4. the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the Shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies (British Columbia).

Adoption of New Articles

Management believes that the New Articles will provide the Company with greater flexibility for future corporate activities and will result in efficiencies and greater cost-effectiveness. The special resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting.

The New Articles are different from the Company's current articles in a number of minor ways which make them consistent with the terminology and provisions of the New Act. There are, however, some substantive differences from the current articles. The major differences from the existing Articles are as follows:

1. Certain changes to the Notice of Articles, New Articles and share structure, described below, may be made by directors' resolution or by ordinary resolution instead of special resolution;

2. The directors, by directors' resolution, may approve a change of name of the Company without the necessity for Shareholder approval;

3. Shareholders' meetings may be held by electronic means and the quorum for a shareholders' meeting will be one person who is or represents by proxy one or more shareholders entitled to vote at the meeting;

4. Shareholders' meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia;

5. A special resolution will require at least two-thirds of the votes cast by shareholders in order to be passed;

6. Quorum for directors meetings will be a majority of the number of directors then in office.

If the New Articles are adopted by shareholders, the Company may alter its Notice of Articles, New Articles and share structure in the following manner:

1. by directors' resolution or ordinary resolution, as determined in each case by the directors, to:

   (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

   (b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

   (c) change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

   (d) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

   (e) subdivide all or any of its unissued, or fully issued, shares; and

   (f) authorize alterations to the New Articles that are procedural or administrative in nature or are matters that pursuant to the New Articles (solely with the directors' powers, control or authority).

2. if the New Act does not specify the type of resolution and the New Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the New Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

1. the existing Articles of the Company filed with the Registrar of Companies be altered by deleting all of the provisions for the existing Articles of the Company and the New Articles be adopted in substitution therefore and that the Articles and the Notice of Articles be altered accordingly;

2. any director or officer of the Company is hereby authorized and empowered for and in the name of and on behalf of the Company to execute or cause to be executed and file or cause to be filed such documents and take such further action, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment and to execute, or cause to be executed, and to deliver or cause to be delivered all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of

such director or officer may be necessary or desirable in order to carry out the intent of this Special Resolution;

3. the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this special resolution without further approval, ratification or confirmation by the Shareholders, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated July 31, 2005."

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

(2) <u>Stock Option Plan</u>

Pursuant to TSX Venture Exchange (the "Exchange") Policy 4.4 implemented during August, 2002, all TSX listed companies are required to adopt a stock option plan. The Board of Directors of the Company established such a plan (the "Plan") following implementation of that policy. The Exchange requires that "rolling plans" or "10% plans" such as the plan adopted by the Company be approved by the shareholders each year. The Plan has been approved by the shareholders of the Company at previous annual and extraordinary general meetings and the directors propose the Plan for approval again at the 2005 annual and extraordinary general meeting. The purpose of the 2005 Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries, and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the issuance of stock options. The Company is currently listed on Tier 2 of the Exchange.

The 2005 Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The aggregate number of shares which may be issued pursuant to options granted under the 2005 Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the shares of the Company issued and outstanding at the time of the grant.

2. The number of shares subject to each option will be determined by the Board of Directors, provided that the aggregate number of shares reserved for issuance pursuant to option(s) granted to:

   (a) Insiders during any 12 month period may not exceed 10% of the issued shares of the Company unless more than 10% of the currently issued and outstanding shares of the Company are reserved and the 2005 Plan is approved by majority of the votes cast by "disinterested shareholders" at the Meeting;

   (b) any one individual during any 12 month period may not exceed 5% of the issued shares of the Company;

   (c) any one Consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

   (d) any one Person employed to provide Investor Relations Activities during any 12 month period may not exceed 2% of the issued shares of the Company;

   in each case calculated as at the date of grant of the option, including all other shares under option to such Person at that time.

3. The aggregate number of shares under option to Insiders at any time within any 12 month period may not exceed 10% of the issued shares of the Company.

4. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25%.

5. Options may be exercisable for a period of up to 5 years and, in the case of Consultants who are engaged in Investor Relations Activities will vest as to 25% on each of the date of grant and three, six, and nine months after the date of grant; provided that options may be exercisable for a period of up to 10 years if the Company becomes listed on Tier 1 of the Exchange.

6. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2005 Plan or within a period set by the directors, but in any event not more than 90 days after ceasing to be an eligible optionee not more than 30 days in the case of a Person engaged in Investor Relations Activities) or, if the optionee dies, not more than one year from the date of the optionee's death.

7. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the Plan is attached to and forms part of this information circular.

The Plan is subject to Exchange Acceptance and shareholder approval. Thereafter, notice of options granted under the Plan must be given to the Exchange. Any amendments to the Plan must also be approved by the Exchange and, if necessary, by the "disinterested shareholders" of the Company prior to becoming effective.

"Disinterested shareholders" are holders of Outstanding Common Shares entitled to vote and represented in person or by proxy, excluding votes attaching to Outstanding Common Shares beneficially owned by insiders of the Company to whom shares may be issued pursuant to the Plan and associates of such insiders.

Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the following form subject to such changes as may be required by counsel or Regulatory Authorities, approving the Plan:

> "Resolved as an ordinary resolution that the Company's Stock Option Plan be and the same is hereby approved, subject to such changes as may be required by Regulatory Authorities or on advice of legal counsel."

(3) <u>Approval of Directors' Acts</u>

In light of increasing shareholder activism in the marketplace generally, and in the United States in particular, management has determined to seek to have the Shareholders approve, ratify and confirm all acts, deeds and conduct of the directors from the beginning of the Company's most recently completed financial year to the date of the Meeting. In addition to the acts, deeds and conduct described herein, reference should be made to the materials accompanying this Circular, including the financial statements.

(4) <u>Other Business</u>

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com.

BOARD APPROVAL

This Information Circular contains information as at July 31, 2005, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on July 31, 2005.

DATED at Vancouver, British Columbia, this 31st day of July, 2005.

GLOBAL HUNTER CORP.

2005 SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide officers, Directors, Employees, Management Company Employees, and Consultants of Global Hunter Corp. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of Directors or an officer appointed or designated from time to time by the Board of Directors of the Corporation (such committee or officer, or if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to resolution passed by the Board of Directors.

3. Granting of Options

The Committee may from time to time designate bona fide Directors, officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common shares reserved for issue pursuant to the exercise of Options (including currently outstanding Options) at any given time after the date of this Plan shall be that number of Common shares which is equal to 10% of the number of the Outstanding Common Shares at such time, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange (the "Exchange");

(b) the number of Common shares reserved for issuance to any one Optionee during any 12 month period shall not exceed 5% of the number of Outstanding Common Shares;

(c) the number of Common Shares reserved for issuance to any one Consultant of the Corporation during any 12 month period may not exceed 2% of the number of Outstanding Common Shares;

(d) the number of Common shares reserved for issuance to any one Employee conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(e) the aggregate number of Common shares reserved for issuance to all Employees conducting Investor Relations Activities may not exceed 2% of the number of Outstanding Common Shares in any 12 month period;

(f) unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Common Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

(i) the number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii) the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders within any twelve month period may not exceed 10% of the number of Outstanding Common Shares;

(g) disinterested Shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee holding such Option is an Insider of the Corporation at the time of the proposed amendment; and all other amendments to the terms of any Options granted by the Corporation will comply with the applicable policies of the Exchange;

and the Corporation represents that each Employee, Consultant and Management Company Employee to whom Options are granted will be a *bona fide* Employee, Consultant or Management Company Employee; but nothing contained in this Plan will confer upon any Optionee any right with respect to employment or continuance of employment by the Corporation, or interfere in any way with the right of the Corporation to terminate any Optionee's employment.

4. Vesting and Related Matters

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that the Options granted to Consultants performing Investor Relations Activities shall not vest on more favourable terms than one-quarter of the total number of Options granted on each of the date of grant and three, six and twelve months after the date of grant; and the Committee shall establish appropriate procedures for monitoring the trading in Common Shares by all Optionees performing Investor Relations Activities through procedures such as, for example, the establishment of a designated brokerage account through which such Optionee must conduct all trades of Common Shares, with trading reports directed to the Corporation.

5. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

6. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, to a maximum of five years, provided that each Option shall be subject to provisions to the effect that:

(a) the Option is personal to the Optionee and is not assignable or transferable;

(b) upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and one year from the date of death;

(c) if the Optionee shall no longer be a Director, Employee, Consultant or Management Company Employee, the Option shall terminate on the earlier of the expiry date of the Option and a day determined by the directors, but in no event not more than 90 days after the Optionee ceases to be at least one of a Director, Employee, Consultant or Management Company Employee; and

(d) if the Optionee is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and a date determined by the directors, but in no event more than 30 days after the Optionee ceases to provide Investor Relations Activities.

7. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivering to the Corporation at its head office, or such other place as may be specified by the Corporation, a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised, accompanied by payment in full of the purchase price for the Common Shares then being purchased.

8. Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this Section 8, make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or same and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at the end and the Optionee shall cease to have any further rights in respect thereof.

9. Termination of Option in the event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (British Columbia), which is not exempt from the take-over bid requirements of Part 14 of the *Securities Act* (British Columbia) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges; and upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

10. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

11. Option Commitments

A written option commitment will be issued by the Corporation to each Optionee to whom an Option is granted hereunder, which will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms prescribed by the Exchange or approved by the Committee, all in accordance with the provisions of this Plan; and the commitment will be in such form as the Committee may from time to time approve or authorize any officer of the Corporation to issue on behalf of the Corporation, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options required under the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

12. Regulatory Authorities Approvals

The Plan and any Options granted by the Corporation shall be subject to the approval or acceptance, if required, of the Exchange or any other stock exchange on which the Common Shares are listed for trading; and any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval or acceptance, if required, is given.

13. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

14. Common shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

15. Prior Plans

This Plan shall come into force and effect on July 31, 2005 and entirely replaces and supersedes any and all prior share option plans enacted by the Board of Directors of the Corporation and any predecessor corporations.

16. Definitions

Capitalized terms used herein that are not defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual; and "Outstanding Common Shares" at the time of any grant of Options means the number of Common Shares that are outstanding immediately prior to the grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

17. Effective Date

This Plan is effective from and after July 31, 2005 provided that:

(a) the Corporation must obtain Exchange Acceptance of this Plan before it grants any Options under this Plan; and

(b) no Options granted under this Plan may be exercised until this Plan has been approved by the shareholders of the Corporation.

18. TSX Venture Exchange Policy

In the event of any conflict between this Plan and the policies of the Exchange in effect from time to time, or in the event of the omission from this Plan of any provision required to be included herein pursuant to the policies of the Exchange in effect from time to time, this Plan and any Option granted pursuant to this Plan shall be and be deemed for all purposes to have been amended to comply with the provisions of the Exchange policy.

82-4653

Proxy

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GLOBAL HUNTER CORP.

TO BE HELD AT 300-905 WEST PENDER STREET, VANCOUVER, B.C. ON WEDNESDAY, AUGUST 31, 2005 AT 9:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, ROD HUSBAND, a Director of the Company, or failing this person, RAYMOND ROLAND, a Director of the Company, or in the place of the foregoing,

____

______________________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Jones Richards & Company, Certified General Accountants, as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To approve, ratify & confirm directors' deeds			N/A
4. To approve a Stock Option Plan			N/A
5. To set number of directors at five (5)			N/A
6. To elect as Director, ROD HUSBAND		N/A	
7. To elect as Director, RAYMOND ROLAND		N/A	
8. To elect as Director, STEPHEN KENWOOD		N/A	
9. To elect as Director, VIC BERAR		N/A	
10. To elect as Director, TOM TORRANCE		N/A	
11. To delete Pre-existing Company Provisions			N/A
12. To increase Authorized Capital/Amend Notice of Articles			N/A
13. To adopt new Articles			N/A
14. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	
15.			
16.			
17.			
18.			
19.			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "CIBC MELLON TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of CIBC Mellon Trust Company is 1600-1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, and its fax number is (604) 688-4301.

Telephone voting can be completed at (604) 688-4330 and Internet voting at http://www.cibcmellon.com

82-4653

GLOBAL HUNTER CORP.
300-905 West Pender Street
Vancouver, B.C.
V6C 1L6

ANNUAL RETURN CARD FORM

(Supplemental Mailing List and Request for Interim Financial Statements)

ANNUAL GENERAL MEETING, AUGUST 31, 2005

TO: SECURITY HOLDERS OF GLOBAL HUNTER CORP.
(the "Corporation")

National Instrument 54-101, entitled "Shareholder Communication" provides security holders with the opportunity to elect annually to have their names added to the Corporation's Supplemental Mailing List in order to receive interim financial statements and other selected shareholder communications.

If you wish your name to be added to the Corporation's Supplemental Mailing List for the aforesaid purposes, please complete, sign and mail this form to CIBC Mellon Trust Company, 1600-1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

Name of Security Holder, or if the Security Holder is a company, name and office of authorized signatory.

____

____

Address (including postal code) of Security Holder

I, as evidenced by my signature affixed hereto, HEREBY CERTIFY THAT I am a security holder (other than debt securities) of the Corporation and request that my name be placed on the Corporation's Supplemental Mailing List.

____________________	____________________
Date	Signature of Security Holder or, if the Security Holder is a company, signature of authorized signatory

82-4653

AUTERRA VENTURES INC.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Auterra Ventures Inc. hereby advises the following with respect to the upcoming Special General Meeting of Shareholders:

1	CUSIP Number	:	05265N 10 8
2	Meeting Type	:	Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	December 20, 2004
5	Record Date for Notice	:	November 15, 2004
6	Record Date for Voting	:	November 15, 2004
7	Beneficial Ownership Determination Date	:	November 15, 2004
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 20th day of October, 2004.

Sincerely,

AUTERRA VENTURES INC.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
Director

82-4653

AUTERRA VENTURES INC.
#501 - 905 West Pender Street
Vancouver, B.C., Canada V6C 1L6

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Special General Meeting of the Shareholders of Auterra Ventures Inc., (hereinafter called the "Company") will be held at Suite 501 - 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 on December 20, 2004 at the hour of 10 o'clock in the forenoon for the following purposes:

Share Consolidation and Increase in Authorized Capital

Shareholder approval is being requested to Special Resolutions which would approve share consolidation and re-organization of the Company's shares to give the Company greater flexibility in future financings as follows:

(a) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 14,285,714 shares without par value, of which 3,613,644 shares will be issued and outstanding, every three and a half (3.5) of such shares before consolidation being consolidated into one (1) share without par value;

(ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(b) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 20,000,000 shares without par value, of which 5,059,102 shares will be issued and outstanding, every two and a half (2.5) of such shares before consolidation being consolidated into one (1) share without par value;

(ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(c) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 25,000,000 shares without par value, of which 6,323,878 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one

(1) share without par value;

(ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(d) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 33,333,333 shares without par value, of which 8,431,838 shares will be issued and outstanding, every one and a half (1.5) of such shares before consolidation being consolidated into one (1) share without par value;

(ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

Further, shareholder approval is being requested to Special Resolution which would authorize the Directors at their discretion to select one consolidation ratio from the above options (a) to (d).

Change in Corporate Name

Shareholder approval is requested to Special Resolutions which would approve a change in the name of the Company from Auterra Ventures Inc. to Auterra Resources Inc., or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization, and the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein.

Any Other Business

Shareholder approval is being requested to transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy / Request for Voting Instructions Form ("VIF") and complete and return the Proxy / VIF to the office of the Company at Suite 501 - 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 19th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"
Raymond Roland
Director

82-4653

AUTERRA VENTURES INC.
501 - 905 West Pender Street
Vancouver, British Columbia, Canada V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT NOVEMBER 15, 2004 FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 20, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Auterra Ventures Inc. (the "Company") for use at the Special General Meeting of Shareholders to be held on December 20, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

These securityholder materials (including this information circular, notice, proxy/request for voting instructions form ("VIF")) are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions to the Company (by mail at 501 – 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, or by facsimile at (604) 669-5886) as specified in the VIF.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be

acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. November 15, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date, 12,647,757 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. There are no provisions for cumulative voting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Matters to be acted upon

This Special General Meeting is called to obtain ratification for certain transactions, particulars of which are set out below. Except as otherwise stated in this Information Circular, no Director or Executive Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Share Consolidation and Increase in Authorized Capital

Shareholder approval is being requested to Special Resolutions which would approve share consolidation and re-organization of the Company's shares to give the Company greater flexibility in future financings as follows:

(a) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 14,285,714 shares without par value, of which 3,613,644 shares will be issued and outstanding, every three and a half (3.5) of such shares before consolidation being consolidated into one (1) share without par value;

(ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without

par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(b) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 20,000,000 shares without par value, of which 5,059,102 shares will be issued and outstanding, every two and a half (2.5) of such shares before consolidation being consolidated into one (1) share without par value;

(ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(c) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 25,000,000 shares without par value, of which 6,323,878 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value;

(ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

(d) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 33,333,333 shares without par value, of which 8,431,838 shares will be issued and outstanding, every one and a half (1.5) of such shares before consolidation being consolidated into one (1) share without par value;

(ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

Further, shareholder approval is being requested to Special Resolution which would authorize the Directors at their discretion to select one consolidation ratio from the above options (a) to (d).

Change in Corporate Name

Shareholder approval is requested to Special Resolutions which would approve a change in the name of the Company from Auterra Ventures Inc. to Auterra Resources Inc., or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization, and the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended February 29, 2004. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, this 19th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

AUTERRA VENTURES INC.

"Raymond Roland"
RAYMOND ROLAND
Director

82-4653

Proxy

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF AUTERRA VENTURES INC. (the "Company")

TO BE HELD AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA ON MONDAY, DECEMBER 20, 2004 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Brian Harris, or failing him, Raymond Roland, both Directors of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

PRINT NAME: ______________________________

DATE SIGNED: ______________________________

NUMBER OF SHARES: ______________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
(a)To consider and, if thought fit, to pass Special Resolutions that: (i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 14,285,714 shares without par value, of which 3,613,644 shares will be issued and outstanding, every three and a half (3.5) of such shares before consolidation being consolidated into one (1) share without par value; (ii)the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.			N/A
(b)To consider and, if thought fit, to pass Special Resolutions that: (i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 20,000,000 shares without par value, of which 5,059,102 shares will be issued and outstanding, every two and a half (2.5) of such shares before consolidation being consolidated into one (1) share without par value; (ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.			N/A
(c)To consider and, if thought fit, to pass Special Resolutions that: (i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 25,000,000 shares without par value, of which 6,323,878 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value; (ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and (iii)the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.			N/A
(d)To consider and, if thought fit, to pass Special Resolutions that: (i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 33,333,333 shares without par value, of which 8,431,838 shares will be issued and outstanding, every one and a half (1.5) of such shares before consolidation being consolidated into one (1) share without par value; (ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and (iii)the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.			N/A

Further, shareholder approval is being requested to Special Resolution which would authorize the Directors at their discretion to select one consolidation ratio from the above options (a) to (d).			N/A
To consider and, if thought fit, to pass a Special Resolution that: (i) the name of the Company be changed from Auterra Ventures Inc. to Auterra Resources Inc. or such other name as the Board of Directors may approve; and (ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein.			N/A

THIS PROXY IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of *the Company* no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of the office of the Company is 501 – 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, and its fax number is (604) 669-5886

82-4653

Request for Voting Instructions ("VIF")

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF AUTERRA VENTURES INC. (the "Company")

TO BE HELD AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA ON MONDAY, DECEMBER 20, 2004 AT 10:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxy holder, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please see the instructions on the reverse side of this form.

This VIF must be returned to the Company by mail or fax at least forty-eight ("48") hours before the Meeting (excluding Saturday, Sunday and holidays). The mailing address of the Company is 501 – 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, and its fax number is (604) 669-5886.

SECURITYHOLDER SIGN HERE: ____________________
DATE SIGNED: ____________________
NUMBER OF SHARES: ____________________

[Insert proximate intermediary name, code and identifier; name, address and respective holdings of securities of the relevant series or class held for the NOBO. [stick in here label containing the requested information to be printed out from NOBO list]]

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
(a)To consider and, if thought fit, to pass Special Resolutions that: (i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 14,285,714 shares without par value, of which 3,613,644 shares will be issued and outstanding, every three and a half (3.5) of such shares before consolidation being consolidated into one (1) share without par value; (ii)the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.			N/A
(b)To consider and, if thought fit, to pass Special Resolutions that: (i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 20,000,000 shares without par value, of which 5,059,102 shares will be issued and outstanding, every two and a half (2.5) of such shares before consolidation being consolidated into one (1) share without par value; (ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and (iii)the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.			N/A
(c)To consider and, if thought fit, to pass Special Resolutions that: (i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 25,000,000 shares without par value, of which 6,323,878 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value; (ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and (iii)the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.			N/A
(d)To consider and, if thought fit, to pass Special Resolutions that: (i) the Company consolidate all of its common shares without par value from 50,000,000 shares without par value, of which 12,647,757 shares are issued and outstanding, into 33,333,333 shares without par value, of which 8,431,838 shares will be issued and outstanding, every one and a half (1.5) of such shares before consolidation being consolidated into one (1) share without par value; (ii) the authorized capital of the Company after the consolidation be increased to 200,000,000 shares without par value; and (iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.			N/A
Further, shareholder approval is being requested to Special Resolution which would authorize the Directors at their discretion to select one consolidation ratio from the above options (a) to (d).			N/A

To consider and, if thought fit, to pass a Special Resolution that: (i) the name of the Company be changed from Auterra Ventures Inc. to Auterra Resources Inc. or such other name as the Board of Directors may approve; and (ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein.			N/A

	N/A
	N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

Please complete the following only if you or someone other than a management representative will be attending the meeting.

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in that regard, please contact the Company at 604-669-5819.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

PLEASE SIGN AND DATE.

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of *the Company* no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of the office of the Company is 501 – 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, and its fax number is (604) 669-5886

82-4653

AUTERRA VENTURES INC.

Interim Financial Statements
For the six months ended August 31, 2004 and 2003

(Unaudited – Prepared by Management)

AUTERRA VENTURES INC.

Interim Financial Statements

August 31, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

AUTERRA VENTURES INC.
INTERIM BALANCE SHEET
(Unaudited – Prepared by Management)

	August 31, 2004	February 29, 2004 (Audited)
ASSETS		
Current Assets		
Cash (Note 4)	$ 9,557	$ 5,982
Cash in trust	-	556
Account receivable (Note 5)	58,947	58,749
Goods and services tax recoverable	5,011	21,584
Prepaid expenses	1,125	3,250
	74,640	90,121
Due from Related Party (Note 7)	1,576	1,576
Property, Plant and Equipment (Notes 2 and 8)	2,756	3,062
Marketable securities	36,000	-
Mineral Properties, including deferred costs (Notes 2 and 9)	118,866	228,642
Deposit	4,000	4,000
	$ 237,838	$ 327,401
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 350,077	$ 328,879
Due to related parties (Note 10)	188,947	133,065
	539,024	461,944
Loan payable (Note 11)	9,293	8,936
	548,317	470,880
SHAREHOLDERS' DEFICIENCY		
Share Capital (Note 12)	2,813,734	2,773,734
Contributed Surplus	58,716	58,716
Deficit	(3,182,929)	(2,975,929)
	(310,479)	(143,479)
	$ 237,838	$ 327,401

Approved on Behalf of the Board:

"Brian Harris" — Director

"Raymond Roland" — Director

AUTERRA VENTURES INC.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2004 AND 2003
(Unaudited – Prepared by Management)

	Three months ended August 31, 2004	Three months ended August 31, 2003	Six months ended August 31, 2004	Six months ended August 31, 2003
ADMINISTRATION COSTS:				
Accounting and audit	$ 4,219	$ 8,280	$ 6,719	$ 10,280
Amortization	153	546	306	1,091
Consulting	10,223	-	19,223	-
Interest	1,296	6,311	2,702	12,009
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	2,661	2,400	6,507	3,985
Legal fees	13,538	12,147	15,531	18,836
Rent	9,000	9,000	18,000	18,000
Shareholder communication	9,336	-	17,948	-
Transfer agent and filing fees	3,691	9,302	6,125	11,311
Travel and promotion	572	701	1,213	797
	(62,189)	(56,187)	(109,274)	(91,309)
OTHER ITEMS:				
Interest income	5	2	18	5
Interest on long term debt	(178)	(165)	(358)	(330)
Gain on write-off of accounts payable	7,542	-	7,542	-
Loss on write-off of resource property	-	-	(104,928)	-
NET LOSS FOR THE PERIOD	(54,820)	(56,350)	(207,000)	(91,634)
DEFICIT AT BEGINNING OF PERIOD	(3,128,109)	(2,466,828)	(2,975,929)	(2,431,544)
DEFICIT AT END OF PERIOD	$ (3,182,929)	$ (2,523,178)	$ (3,182,929)	$ (2,523,178)
Loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2004 AND 2003
(Unaudited – Prepared by Management)

	Three months ended August 31, 2004	Three months ended August 31, 2003	Six months ended August 31, 2004	Six months ended August 31, 2003
OPERATING ACTIVITIES:				
Net loss for the period	$ (54,820)	$ (56,350)	$ (207,000)	$ (91,634)
Adjustments:				
Amortization	153	546	306	1,091
Interest on long term debt	178	165	358	330
Gain on write-off of accounts payable	(7,542)	165	(7,542)	-
Loss on write-off of resource property	-	165	104,928	-
	(62,031)	(55,639)	(108,950)	(90,213)
Changes in non-cash working capital items:				
Accounts receivable	(25,198)	-	(25,198)	-
Goods and services tax recoverable	18,530	(3,399)	16,573	(4,840)
Prepaid expenses	1,563	650	2,125	7,860
Security deposit	-	(4,000)	-	(4,000)
Accounts payable and accrued liabilities	9,212	(151,350)	28,740	(118,118)
Due to related parties	24,796	73,010	55,882	91,757
	(33,128)	(140,728)	(30,828)	(117,554)
FINANCING ACTIVITIES:				
Common shares subscription	-	160,000	-	160,000
Issuance of common shares	40,000	-	40,000	-
	40,000	160,000	40,000	160,000
INVESTING ACTIVITIES:				
Acquisition costs of mineral properties	-	-	-	(15,000)
Deferred exploration and development costs, net of mineral exploration tax credit, exploration grant and cost recovery	(3,000)	(23,186)	(6,153)	(27,030)
	(3,000)	(23,186)	(6,153)	(42,030)
INCREASE (DECREASE) IN CASH	3,872	(3,914)	3,019	416
CASH, BEGINNING OF PERIOD	5,685	4,558	6,538	228
CASH, END OF PERIOD	$ 9,557	$ 644	$ 9,557	$ 644
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2004 AND 2003
(Unaudited – Prepared by Management)

	Auterra Properties	AR Properties	Rabbit North Properties	2004 Total	Auterra Properties	AR Properties	Rabbit North Properties	2003 Total
Exploration and Development Costs:								
Administration and miscellaneous	$ 308	$ -	$ -	$ 308	$ 308	$ -	$ -	$ 308
Assays	-	-	653	653				
Field work			2,575	2,575				
Geological	-	-	5,846	5,846	-	-	26,722	26,722
	308	-	9,074	9,382	308	-	26,722	27,030
Cost recovery	-	-	(3,228)	(3,228)	-	-	-	-
Total costs incurred during the period	308	-	5,846	6,154	83,433	77,428	-	160,861
Balance of Costs at Beginning of Period	-	77,428	41,713	119,141	83,741	77,428	26,722	187,891
Write-off of costs related to abandoned mineral properties	-	(77,428)	-	(77,428)	-	-	-	-
Balance of Costs at End of Period	$ 308	$ -	$ 47,559	$ 47,867	$ 83,741	$ 77,428	$ 26,722	$ 187,891

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
AUGUST 31, 2004
(Unaudited – Prepared by Management)

1. INTERIM REPORTING

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's February 29, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual February 29, 2004 financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

b. Values

The amounts shown for mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

d. Marketable Securities

Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

e. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

f. Loss per Share

Basic loss per share is calculated by dividing the loss for the period by weighted average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of the diluted loss per share as to do so would be anti-dilutive. Accordingly basic and diluted loss per share are the same.

g. Stock – based Compensation

The Company has adopted an incentive stock option plan which is described in Note 11.

Effective March 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" to be applied prospectively. Under the recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

g. Stock – based Compensation – Cont'd

employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Effective for the fiscal year commencing March 1, 2003, the Company has adopted the fair-value method for all stock-based compensation to employees and consultants, to be applied on a prospective basis.

h. Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from these estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash in trust, account receivable, marketable securities, due from related party, accounts payable and accrued liabilities, due to related parties and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. CASH

The Company entered into Flow- through Share Subscription Agreements during the year ended February 29, 2004 whereby it is committed to incur on or before December 31, 2004 and renounce to the subscribers, a total of $60,000 of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada. Commencing March 1, 2004, the Company will be liable to pay a tax of approximately 5% per annum, calculated monthly on the unspent portion of the commitment.

5. ACCOUNTS RECEIVABLE

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid totalled $56,720.

AUTERRA VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
AUGUST 31, 2004
(Unaudited – Prepared by Management)

5. ACCOUNTS RECEIVABLE – CONT'D

During the year ended February 28, 2002, LMX repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002, LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recoverable and court costs totalling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgement Agreement (received); and
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

The Company received 1,292,845 shares of LMX subsequent to August 31, 2004.

6. MARKETABLE SECURITIES

	August 31, 2004		August 31, 2003	
	Cost	Market Value	Cost	Market Value
Ballad Gold & Silver Ltd. (200,000 shares)	$ 36,000	$ 34,000	$ -	$ -
Boss Gold Corp. (100,000 shares)	-	-	3,000	3,000
	$ 36,000	$ 34,000	$ -	$ -

7. DUE FROM RELATED PARTY

An amount due from a corporation controlled by a Director of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

8. PROPERTY, PLANT AND EQUIPMENT

	August 31, 2004			August 31, 2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ -	$ -	$ -	$ 4,013
Furniture and fixtures	6,600	3,844	2,756	3,445
	$ 6,600	$ 3,844	$ 2,756	$ 7,458

9. MINERAL PROPERTIES

	August 31, 2004				
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 1	$ 308	$ -	$ -	$ 309
b. AR Properties	27,500	77,428	-	(104,928)	-
c. Rabbit North Properties	21,000	79,785	(3,228)	-	97,557
d. Rabbit South Properties	25,000	-	-	-	25,000
	$ 73,501	$ 157,521	$ (3,228)	$ (104,928)	$ 122,866

	August 31, 2003				
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 83,741	$ -	$ -	$ 238,741
b. AR Properties	27,500	77,428	-	-	104,928
c. Rabbit North Properties	15,000	26,722	-	-	41,722
d. Rabbit South Properties	-	-	-	-	-
	$ 197,500	$ 187,891	$ -	$ -	$ 385,391

a. Auterra Properties

i) By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight (8) Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four (4) Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter.

A finder's fee of $8,000 was paid as a result of these Agreements.

9. MINERAL PROPERTIES (CONT'D)

c. Rabbit North Properties

By a Mineral Property Option Agreement (the "Agreement") dated December 3, 2002, the Company has an option to acquire 100% interest (subject to a 2% net smelter returns royalty for base metals and 3% for gold and silver) in the Rabbit North gold-copper property from private owners by issuing 300,000 shares, paying $245,000 in cash and completing $1-million worth of work staged over five years. The property is located 20 kilometers southwest of Kamloops in British Columbia, Canada.

Further consideration includes the payment of advance royalties of $25,000 per annum commencing November 30, 2008. The Company may at anytime purchase one third of the 3% NSR on gold and silver production for $500,000 and/or one half of the 2% NSR on all other mineral products for $500,000.

By a Mineral Property Option Agreement dated January 28, 2004 the Company granted Ballad Gold & Silver Ltd. ("Ballad") of Vancouver, British Columbia an option to acquire up to a 70% interest in the Company's fifteen Rabbit North claims described above for consideration of:

For a 50% interest:

- Cash payments totalling $70,000 as follows:
- $ 30,000 on or before November 30, 2005; and
- $ 40,000 on or before November 30, 2006.

- Issue 350,000 shares of Ballad's capital stock as follows:
- 200,000 shares within ten days of TSX Venture acceptance of the Agreement (received by Auterra on July 15, 2004); and
- 150,000 shares within 45 days of receipt of notice that the Company has earned a 50% interest in the claims pursuant to the Agreement dated December 3, 2002 described above.

- Incur exploration and development expenditures totalling $600,000 as follows:
  - $ 100,000 on or before June 30, 2004 (incurred by Ballad);
  - $ 150,000 on or before November 30, 2004;
  - $ 200,000 on or before November 30, 2005; and
  - $ 150,000 on or before November 30, 2006.

The Company has the right to limit Ballad's interest in the claims to a 50% interest by issuing to Ballad 100,000 shares of the Company's capital stock and foregoing the second tranche of 150,000 shares to be issued by Ballad.

For a 70% interest:
- $130,000 cash on or before November 30, 2007;

9. MINERAL PROPERTIES (CONT'D)

c. Rabbit North Properties

- 150,000 shares of Ballad's capital stock on or before November 30, 2007; and

- Incur future exploration and development expenditures totalling $400,000 as follows:
  - $100,000 on or before November 30, 2006; and
  - $300,000 on or before November 30, 2007.

Upon Ballad earning either a 50% or 70% interest in the mineral claims the parties shall enter into a joint venture for the further development of the property.

d. Rabbit South Properties

By an Option Agreement dated January 26, 2004 the Company may acquire a 100% interest (subject to a 3% NSR) in fifteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totalling $300,000 as follows:
  - $ 25,000 on execution of the Agreement (paid);
  - $ 40,000 on or before January 20, 2005;
  - $ 50,000 on or before January 20, 2006;
  - $ 50,000 on or before January 20, 2007;
  - $ 50,000 on or before January 20, 2008; and
  - $ 85,000 on or before January 20, 2009.

- Issue 300,000 shares of the Company's capital stock as follows:
  - 100,000 shares of Company's capital stock to be issued within ten days of TSX Venture acceptance of the Agreement (issued);
  - 100,000 shares on or before January 20, 2005; and
  - 100,000 shares on or before January 20, 2006.

- Incur exploration and development expenditures totalling $1,500,000 as follows:
  - $200,000 on or before January 20, 2005;
  - $250,000 on or before January 20, 2006;
  - $300,000 on or before January 20, 2007;
  - $375,000 on or before January 20, 2008; and
  - $375,000 on or before January 20, 2009.

Further consideration includes the payment of advance royalties of $30,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one third of the 3% NSR for $1,000,000.

10. DUE TO RELATED PARTIES

Amounts due to Directors and officers, and corporations controlled by the Directors and officers are unsecured, non-interest bearing and have no specific terms of repayment.

11. LOAN PAYABLE

The loan payable was unsecured and beared interest at the rate of 8% per annum, compounded semi-annually, not in advance. The loan together with accrued interest was repayable on demand after April 30, 2001.

	August 31, 2004	August 31, 2003
Principal	$ -	$ -
Accrued interest	9,293	8,604
	$ 9,293	$ 8,604

In consideration of the loan, the Company issued 266,667 share purchase warrants. Each warrant was exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002. The warrants expired unexercised.

12. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	August 31, 2004		August 31, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at the beginning of period	12,147,757	2,773,734	7,947,757	2,351,734
Issued:				
-Pursuant to the exercise of warrants at $0.10	400,000	40,000	-	-
Balance at the end of period	12,547,757	$ 2,813,734	7,947,757	$ 2,351,734

10. SHARE CAPITAL (CONT'D)

Share Purchase Warrants

At August 31, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,600,000	$0.10	September 10, 2005

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of August 31, 2004 and 2003 and changes during the periods then ended is as follows:

	August 31, 2004		August 31, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning and end of period	1,200,000	$ 0.28	-	$ -

At August 31, 2004 there were 1,200,000 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,200,000	$0.28	October 2, 2005

10. SHARE CAPITAL (CONT'D)

Stock Options – Cont'd

Effective March 1, 2003, the Company adopted a fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. No compensation expense has been recognized in the statement of operations during the six months ended August 31, 2004, as no stock options were granted.

11. RELATED PARTY TRANSACTIONS

a) Management fees of $15,000 (2003 - $15,000) were incurred with a corporation controlled by the Director of the Company.

b) Consulting fees totalling $18,000 (2003-$Nil) were incurred with the President of the Company.

c) Interest of $Nil (2003 - $10,948) and rent of $Nil (2003 - $18,000) were incurred with a corporation controlled by an Officer of the Company.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the six months ended August 31, 2004, and 2003 as follows:

	2004	2003
Non-cash financing activities:		
Loan payable	$ 358	$ 330

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

OCTOBER 29, 2004

For the six months ended August 31, 2004 Auterra Ventures Inc. (AUW.V) ("Auterra" or the "Company") prepared this Management Discussion and Analysis following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended February 29, 2004 and February 28, 2003. This discussion and analysis as of October 29, 2004 provides information on the operations of Auterra for the six months ended August 31, 2004 and subsequent to the quarter end.

OVERVIEW

Auterra is a mineral exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "AUW.V".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

Auterra is actively exploring several copper-gold properties in Canada.

MINERAL PROPERTIES

Rabbit North Property

In December 2002, Auterra entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 km southwest of the Afton copper-gold Mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines, are all close by.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

Rabbit North Property – Cont'd

Seven holes (811 m) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 m. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t
2	NQ2	50-54	4m	2.28
2	NQ2	118-122	4m	5.10
3	NQ2	54.1-56	1.9m	2.39
4	NQ2	72.8-76	3.2m	1.42

The property holds a large (over 8,000 ha) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate the potential for very significant copper-gold mineralization at Rabbit North.

Rabbit North Property – Cont'd

Auterra on January 28, 2004, entered into a Mineral Property Option Agreement (the "Agreement") with Ballad Gold & Silver Ltd. ("Ballad"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares (received by Auterra during the quarter ended August 31, 2004) of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Auterra in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Auterra.

The underlying option agreement provides Auterra with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

The requirements for the year ended February 29, 2004 were satisfied as follows: 100,000 shares were issued upon acceptance for filing by the TSX Venture Exchange, a further 100,000 shares were issued on November 30, 2003; $35,000 cash was paid to the property owners, and $41,713 (net of recoveries) worth of exploration work incurred during the period.

The requirements for the six months ended August 31, 2004 were satisfied as follows: 200,000 shares were issued by Ballad and $131,575 worth of exploration work incurred during the period.

The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

Rabbit South Property - British Columbia, Canada

By an Agreement dated January 26, 2004, Auterra was granted the sole and exclusive right and option to acquire a 100% undivided right, title and interest in and to the Rabbit South gold-copper property, located 20 km southwest of Kamloops in British Columbia, Canada, by issuing 300,000 shares (100,000 shares were issued subsequent to August 31, 2004), paying $300,000 in cash ($25,000 paid), and completing $1,500,000 worth of work staged over 5 years.

The Rabbit South property is a southern extension of the copper gold mineralization system at Rabbit North and covers an additional 4000 hectares in area. Previous operators drilled a portion of the Rabbit South system extensively and established the existence of a large body of lower grade molybdenum mineralization.

Rabbit South Property - British Columbia, Canada - Cont'd

The larger portion of the property remains relatively untested and is considered to have significant potential for copper-gold mineralization. As on the Rabbit North property, a prominent enzyme leach anomaly is present on the Rabbit South property and represents excellent targets for drill testing.

Auterra Properties - British Columbia, Canada

Cairn Gold Properties

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares in the Toodoggone Mining District, an area with a history of exploration and mining and home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and provided samples with mineralization of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet the Issuer's terms. Northgate explorations, the successor of Royal Oak, has also in the past attempted to acquire an interest in the Cairn. No agreement was concluded.

During the year ended February 29, 2004, in accordance with Accounting Guideline 11 - Enterprises in the Development Stage, the Company was required to write down the Company's property where no exploration was conducted in prior 3 years. The management of the Company resolved to write down the value of the properties to a nominal value. This write down for accounting purposes in no way affects Auterra's view of future prospects for these claims. Auterra's is monitoring exploration in the area and is developing a plan for further exploration of these claims.

Auterra Properties - Cont'd

Castle Mountain Property

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Golden Eagle Gold Property

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, the Issuer believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

In September 2000, Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company. Auterra had the right to earn a 70% undivided interest in the AR property by making cash payments to Cabin Creek totalling $185,000 over a 5 year period and issuing 100,000 common shares of the Issuer. Auterra was also responsible for funding exploration costs totalling $250,000 over a period of 5 years.

9. MINERAL PROPERTIES (CONT'D)

ii) By a Terminated Option Agreement dated August 5, 1999 the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

During the current year, the management of the Company resolved to write-down the value of the project to a nominal value.

b. AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty) in twenty-five (25) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totalling $185,000 as follows:

$ 5,000	on signing of the Agreement (paid);
20,000	upon TSX acceptance;
10,000	on or before October 1, 2001;
25,000	on or before October 1, 2002;
25,000	on or before October 1, 2003;
50,000	on or before October 1, 2004; and
50,000	on or before October 1, 2005.
$ 185,000	

- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and

- Incurring exploration and development expenditures totalling $250,000 as follows:

$ 40,000	on or before March 1, 2001 (incurred);
40,000	on or before March 1, 2002;
40,000	on or before March 1, 2003;
40,000	on or before March 1, 2004; and
90,000	on or before March 1, 2005.
$ 250,000	

During the six months ended August 31, 2004 the management of the Company resolved to write-off the AR Properties. The Company recorded $104,928 loss on write-off of AR Properties at August 31, 2004.

Arch Creek Platinum Palladium Property-Yukon, Canada – Cont'd

During the six months ended August 31, 2004 the Company's management resolved to write-off the AR Property. The Company recorded $104,928 loss on write-off of the AR Property at August 31, 2004.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Furniture and fixtures	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company adopted the revised requirements of the CICA Handbook Section 3870 effective March 1, 2003, whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the six months ended August 31, 2004, and 2003, and the last three audited fiscal years ended February 29, 2004, February 28, 2003 and 2002:

	Six months ended August 31, 2004	Six months ended August 31, 2003	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(207,000)	(91,634)	(544,385)	(191,415)	(231,588)
Basic and diluted loss per share	(0.02)	(0.01)	(0.06)	(0.02)	(0.03)
Total assets	237,838	475,284	327,401	447,199	472,868

The Company had no revenue in the current quarter and in the past three years presented in the table above. Auterra finances its operations mainly by equity financing and advances from related parties. Net loss for the six months ended August 31, 2004 was $207,000 or $0.02 per share compared to the net loss of $91,634 for the period ended August 31, 2003 (increase 125,9%). The increase in the net loss of $115,366 in the most recent six-month period was mainly due to the $104,928 write-off of the resource property costs recorded by the Company during the period. The net loss for the year ended February 29, 2004 was $544,385 or $0.06 per share compared to the net loss of $191,415 in 2003 (184.4% increase). The increase in the net loss of $352,970 in the most recent fiscal year was mainly due to the $238,739 loss on write-down of resource properties and $58,716 stock-base compensation charge recorded by the Company in the year ended February 29, 2004.

At August 31, 2004 the Company had $237,838 total assets compared to $475,284 at August 31, 2003.

RESULTS OF OPERATIONS

Net loss for the six months ended August 31, 2004 was $207,000 or $0.02 per share as compared to a loss of $91,634 or $0.01 per share for the six months ended August 31, 2003. The increase in net loss was primarily due to $104,928 loss on write-off of mineral properties, the increase of $19,223 in consulting, and $17,948 in shareholder communication expenses corresponding with increased Company's activity. The accounting and audit fees decreased by $3,561, interest charges decreased by $$9,307 and transfer agent and filing fees decreased by $11,311, offsetting the increase in other expenditures.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSES

The following table identifies the changes in general and administrative expense for the six months ended August 31, 2004 and 2003 and the years ended February 29, 2004, February 28, 2003, and 2002:

	Six months ended August 31, 2004	Six months ended August 31, 2003	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
	$	$	$	$	$
Accounting and audit	6,719	10,280	26,610	23,980	30,738
Increase (decrease) *	(34.64)	-	10.97	(21.99)	-
Amortization	306	1,091	1,474	2,981	4,064
Increase (decrease) *	(71.95)	-	(50.55)	(26.65)	-
Consulting	19,223	-	15,000	-	1,250
Increase (decrease) *	N/A	-	N/A	N/A	-
Interest	2,702	12,009	13,216	17,958	8,688
Increase (decrease) *	(77.50)	-	(26.41)	(106.69)	-
Legal fees	15,531	18,836	73,577	46,960	88,179
Increase (decrease) *	(17.55)	-	56.68	(46.75)	-
Management fees	15,000	15,000	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-
Office and miscellaneous	6,507	3,985	8,151	13,354	7,234
Increase (decrease) *	63.24	-	(38.97)	84.60	-
Rent	18,000	18,000	36,000	36,000	19,800
Increase (decrease) *	-	-	-	-	-
Transfer agent and filing fees	6,125	11,311	18,892	8,676	7,323
Increase (decrease) *	(45.85)	-	117.75	18.48	-
Travel and promotion	1,213	797	22,642	10,161	19,359
Increase (decrease) *	52.20	-	122.83	(47.51)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

In addition to administrative expenditures shown in the above table, during the six months ended August 31, 2004 the Company wrote-off $104,928 (2003: $Nil) of resource property costs, recorded a $7,542 (2003: $Nil) gain on the write-off of accounts payable and accrued $358 (2003: $330) in interest on the long-term debt.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected unaudited financial information for each of the last eight quarters:

	Year ended February 28,							
	2005		2004				2003	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(152,180)	(54,820)	(35,284)	(56,350)	(278,906)	(173,845)	(24,772)	(85,900)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)

Net loss for the quarter ended August 31, 2004 was $54,820 or $0.01 per share as compared to a loss of $56,350 or $0.01 per share for the comparative quarter in the previous year. During the quarter ended August 31, 2004 the Company incurred $4,219 in accounting and audit fees(2003: $8,280), $153 in amortization charges (2003: $546), $10,223 in consulting fees (2003: Nil), $1,296 in interest charges (2003: $6,311), $7,500 in management fees (2003: $7,500), $2,661 in office and miscellaneous expenditures (2003: $2,400), $13,538 in legal fees (2003: $12,147), $9,000 in rent (2003: $9,000), $9,336 in shareholder communication expenditures (2003: $Nil), $3,691 in transfer agent and filing fees (2003: $9,302) and $572 in travel expenditures (2003: $701).

During the second quarter, in July, 2004, Phase 1 of a diamond drilling program on the Rabbit North property was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North (see *Mineral Properties: Rabbit North* section of the MD&A) . The Company and Ballad Gold & Silver Ltd. are evaluating the results of the completed Phase 1 of the drilling program.

Accounts Receivable

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid totalled $56,720.

During the year ended February 28, 2002, LMX repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002, LMX had to reimburse the Company for acquisition and exploration expenditures, goods and services tax recoverable and court costs totalling $86,249 made in accordance with the repudiated agreement as follows:

Accounts Receivable – Cont'd

- Cash payment of $27,500 on execution of the Settlement of Judgement Agreement (received); and
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

The Company received 1,292,845 shares of LMX subsequent to August 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2004, the Company had a working capital deficiency of $464,384 (2003: $193,571).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At August 31, 2004, the Company held cash on hand of $644 (2003: $228) and liabilities totalled $548,317 (2003: $486,728).

SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	August 31, 2004		August 31, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at the beginning of period	12,147,757	2,773,734	7,947,757	2,351,734
Issued:				
-Pursuant to the exercise of warrants at $0.10	400,000	40,000	-	-
Balance at the end of period	12,547,757	$ 2,813,734	7,947,757	$ 2,351,734

Share Purchase Warrants

At August 31, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,600,000	$0.10	September 10, 2005

SHARE CAPITAL – Cont'd.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of August 31, 2004 and 2003 and changes during the periods then ended is as follows:

	August 31, 2004		August 31, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning and end of period	1,200,000	$ 0.28	-	$ -

At August 31, 2004 there were 1,200,000 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,200,000	$0.28	October 2, 2005

Effective March 1, 2003, the Company adopted a fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. No compensation expense has been recognized in the statement of operations during the six months ended August 31, 2004, as no stock options were granted.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Three months ended August 31,		Six months ended August 31,	
	2004	2003	2004	2003
Consulting fees	$ 9,000	$ -	$ 18,000	$ -
Interest	-	5,922	-	10,948
Management fees	7,500	7,500	15,000	15,000
Rent	-	9,000	-	18,000
	$ 16,500	$ 22,422	$ 33,000	$ 43,948

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties. The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold & Silver Ltd., the optionee of the Company's Rabbit North properties.

RISKS AND UNCERTAINTIES

Auterra plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD-LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4653

AUTERRA VENTURES INC.

Interim Financial Statements
For the nine months ended November 30, 2004 and 2003

(Unaudited – Prepared by Management)

AUTERRA VENTURES INC.

Interim Financial Statements
November 30, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

AUTERRA VENTURES INC.
BALANCE SHEETS

	November 30, 2004	February 29, 2004
	(Unaudited)	(Audited)
ASSETS		
Current Assets		
Cash (Note 4)	$ 5,714	$ 5,982
Cash in trust	-	556
Account receivable (Note 5)	-	58,749
Goods and services tax recoverable	8,879	21,584
Prepaid expenses	563	3,250
	15,156	90,121
Due from Related Party (Note 7)	4,357	1,576
Property, Plant and Equipment (Notes 2 and 8)	2,603	3,062
Marketable securities (Note 6)	50,868	-
Mineral Properties, including deferred costs (Notes 2 and 9)	151,850	228,642
Deposit	-	4,000
	$ 224,834	$ 327,401
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 430,163	$ 328,879
Due to related parties (Note 10)	222,681	133,065
	652,844	461,944
Loan payable (Note 11)	9,472	8,936
	662,316	470,880
SHAREHOLDERS' DEFICIENCY		
Share Capital (Note 12)	2,841,734	2,773,734
Contributed Surplus	58,716	58,716
Deficit	(3,337,932)	(2,975,929)
	(437,482)	(143,479)
	$ 224,834	$ 327,401

Approved on Behalf of the Board:

"Raymond Roland" — Director

"Stephen Kenwood" — Director

AUTERRA VENTURES INC.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2004 AND 2003
(Unaudited – Prepared by Management)

	Three months ended November 30, 2004	Three months ended November 30, 2003	Nine months ended November 30, 2004	Nine months ended November 30, 2003
ADMINISTRATION COSTS:				
Accounting and audit	$ 7,149	$ 3,500	$ 13,868	$ 13,780
Amortization	153	191	459	1,282
Consulting	9,896	-	29,119	-
Interest and bank charges	15,507	1,692	18,209	13,701
Management fees	7,500	13,500	22,500	28,500
Office and miscellaneous	13,727	2,905	20,234	6,890
Legal fees	334	130,732	15,865	149,568
Rent	9,000	9,000	27,000	27,000
Shareholder communication	7,519	3,694	25,467	3,694
Transfer agent and filing fees	4,132	4,074	10,257	15,385
Travel and promotion	489	1,383	1,702	2,180
	(75,406)	(170,671)	(184,680)	(261,980)
OTHER ITEMS:				
Interest income	27	6	45	11
Less on sale of capital assets	-	(3,313)	-	(3,313)
Interest on long term debt	(178)	-	(536)	-
Loss on write-off of accounts receivable	(43,882)	-	(43,882)	-
Gain on write-off of accounts payable	(7,542)	-	-	-
Loss on debt settlement	(26,838)	-	(26,838)	-
Loss on write-off of resource property	(1,184)	(104,928)	(106,112)	(104,928)
NET LOSS FOR THE PERIOD	(155,003)	(278,906)	(362,003)	(370,210)
DEFICIT AT BEGINNING OF PERIOD	(3,182,929)	(2,522,848)	(2,975,929)	(2,431,544)
DEFICIT AT END OF PERIOD	$ (3,337,932)	$ (2,801,754)	$ (3,337,932)	$ (2,801,754)
Loss per share	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.03)

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2004 AND 2003
(Unaudited – Prepared by Management)

	Three months ended November 30, 2004	Three months ended November 30, 2003	Nine months ended November 30, 2004	Nine months ended November 30, 2003
OPERATING ACTIVITIES:				
Net loss for the period	$ (155,003)	$ (278,906)	$ (362,003)	$ (370,210)
Adjustments:				
Amortization	153	191	459	1,282
Interest on long term debt	178	165	536	495
Loss on write-off accounts receivable	43,882	-	43,882	-
Gain on sale of capital assets	-	3,313	-	3,313
Loss on write-off of resource property	1,184	104,928	106,112	104,928
Gain on write-off of accounts payable	7,542	-	-	-
Loss on debt settlement	26,838	-	26,838	-
	(75,226)	(170,309)	(184,176)	(260,192)
Changes in non-cash working capital items:				
Accounts receivable	40,065	-	14,867	-
Goods and services tax recoverable	(3,868)	4,289	12,705	(551)
Prepaid expenses	562	1,332	2,687	9,192
Security deposit	4,000	-	4,000	(4,000)
Accounts payable and accrued liabilities	36,883	99,702	65,623	(18,746)
Due from related parties	(2,781)	-	(2,781)	-
	(365)	(64,986)	(87,075)	(274,297)
FINANCING ACTIVITIES:				
Issuance of common shares	-	262,000	40,000	422,000
Due to related parties	33,734	(139,853)	89,616	(48,096)
	33,734	122,147	129,616	373,904
INVESTING ACTIVITIES:				
Acquisition costs of mineral properties	(8,000)	(22,000)	(8,000)	(37,000)
Deferred exploration and development costs, net of cost recovery	(29,212)	(32,580)	(35,365)	(59,610)
Sale of capital assets	-	700	-	700
	(37,212)	(53,880)	(43,365)	(95,910)
INCREASE (DECREASE) IN CASH	(3,843)	3,281	(824)	3,697
CASH, BEGINNING OF PERIOD	9,557	644	6,538	228
CASH, END OF PERIOD	$ 5,714	$ 3,925	$ 5,714	$ 3,925
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2004 AND 2003
(Unaudited – Prepared by Management)

	Mineral Properties								
	Auterra	AR	Rabbit North	Rabbit South	2004 Total	Auterra	AR	Rabbit North	2003 Total
Exploration and Development Costs:									
Administration and miscellaneous	$ 308	$ -	$ -	$ 450	$ 758	$ 308	-	$ 14,158	$ 14,466
Assays	-	-	653	-	653	-	-	1,450	1,450
Drilling	-	-	-	-	-	-	-	12,260	12,260
Field work			2,575	-	2,575	-	-	4,712	4,712
Geological	-	-	2,846	3,533	6,379	-	-	26,722	26,722
	308	-	6,074	3,983	10,365	308	-	59,302	59,610
Cost recovery	-	-	21,772	-	21,772	-	-	-	-
Total costs incurred during the period	308	-	27,846	3,983	32,137	83,433	77,428	-	160,861
Balance of Costs at Beginning of Period	-	77,428	45,713	-	123,141	83,741	77,428	59,302	220,471
Write-off of costs related to abandoned mineral properties	-	(77,428)	-	-	(77,428)	-	-	-	-
Balance of Costs at End of Period	$ 308	$ -	$73,559	$ 3,983	$ 77,850	$83,741	$ 77,428	$ 59,302	$ 220,471

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2004
(Unaudited – Prepared by Management)

1. INTERIM REPORTING

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's February 29, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual February 29, 2004 financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

b. Values

The amounts shown for mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

c. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

d. Marketable Securities

Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

e. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

f. Loss per Share

Basic loss per share is calculated by dividing the loss for the period by weighted average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of the diluted loss per share as to do so would be anti-dilutive. Accordingly basic and diluted loss per share are the same.

g. Stock – based Compensation

The Company has adopted an incentive stock option plan which is described in Note 11.

Effective March 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" to be applied prospectively. Under the recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Effective for the fiscal year commencing March 1, 2003, the Company has adopted the fair-value method for all stock-based compensation to employees and consultants, to be applied on a prospective basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

h. Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from these estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash in trust, account receivable, marketable securities, due from related party, accounts payable and accrued liabilities, due to related parties and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. CASH

The Company entered into Flow- through Share Subscription Agreements during the year ended February 29, 2004 whereby it is committed to incur on or before December 31, 2004 and renounce to the subscribers, a total of $60,000 of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada. Commencing March 1, 2004, the Company will be liable to pay a tax of approximately 5% per annum, calculated monthly on the unspent portion of the commitment.

5. ACCOUNTS RECEIVABLE

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid totalled $56,720.

During the year ended February 28, 2002, LMX repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002, LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recoverable and court costs totalling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgement Agreement (received); and
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

The Company received 1,292,845 shares of LMX and recorded $43,882 loss on write-off of accounts receivable during the nine months ended November 30, 2004.

AUTERRA VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2004
(Unaudited – Prepared by Management)

6. MARKETABLE SECURITIES

	November 30, 2004		November 30, 2003	
	Cost	Market Value	Cost	Market Value
Ballad Gold & Silver Ltd. (200,000 shares)	$ 36,000	$ 36,000	$ -	$ -
Boss Gold Corp. (100,000 shares)	-	-	10,000	3,000
LMX Resources Ltd. (1,292,845)	58,749	14,868	-	-
	$ 94,749	$ 50,868	$ 10,000	$ 3,000

7. DUE FROM RELATED PARTY

The amounts due from the companies controlled by Directors of the Company are unsecured, non-interest bearing and has no specific terms of repayment.

8. PROPERTY, PLANT AND EQUIPMENT

	November 30, 2004			November 30, 2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and fixtures	$ 6,600	$ 3,997	$ 2,603	$ 3,253

9. MINERAL PROPERTIES

	November 30, 2004				
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 1	$ 308	$ -	$ -	$ 309
b. AR Properties	27,500	77,428	-	(104,928)	-
c. Rabbit North Properties	49,000	51,786	21,772	-	122,558
d. Rabbit South Properties	25,000	3,983	-	-	28,983
	$ 101,501	$ 133,505	$ 21,772	$ (104,928)	$ 151,850

	November 30, 2003				
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 83,740	$ -	$ -	$ 238,740
b. AR Properties *	27,500	77,428	-	-	104,928
c. Rabbit North Properties	37,000	59,303	-	-	96,303
d. Rabbit South Properties	-	-	-	-	-
	$ 219,500	$ 220,471	$ -	$ -	$ 439,971

* The acquisition and deferred exploration costs were reinstated during the year ended February 29, 2004. These costs were written off during the nine months ended November 30, 2004.

a. Auterra Properties

i) By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight (8) Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four (4) Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter. A finder's fee of $8,000 was paid as a result of these Agreements.

9. **MINERAL PROPERTIES (CONT'D)**

ii) By a Terminated Option Agreement dated August 5, 1999 the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

During the current year, the management of the Company resolved to write-down the value of the project to a nominal value.

b. AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty) in twenty-five (25) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totalling $185,000 as follows:

$ 5,000	on signing of the Agreement (paid);
20,000	upon TSX acceptance;
10,000	on or before October 1, 2001;
25,000	on or before October 1, 2002;
25,000	on or before October 1, 2003;
50,000	on or before October 1, 2004; and
50,000	on or before October 1, 2005.
$ 185,000	

- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and

- Incurring exploration and development expenditures totalling $250,000 as follows:

$ 40,000	on or before March 1, 2001 (incurred);
40,000	on or before March 1, 2002;
40,000	on or before March 1, 2003;
40,000	on or before March 1, 2004; and
90,000	on or before March 1, 2005.
$ 250,000	

During the nine months ended November 30, 2004 the management of the Company resolved to write-off the AR Properties. The Company recorded $104,928 loss on write-off of AR Properties at November 30, 2004.

9. MINERAL PROPERTIES (CONT'D)

c. Rabbit North Properties

By a Mineral Property Option Agreement (the "Agreement") dated December 3, 2002, the Company has an option to acquire 100% interest (subject to a 2% net smelter returns royalty for base metals and 3% for gold and silver) in the Rabbit North gold-copper property from private owners by issuing 300,000 shares, paying $245,000 in cash and completing $1-million worth of work staged over five years. The property is located 20 kilometers southwest of Kamloops in British Columbia, Canada.

Further consideration includes the payment of advance royalties of $25,000 per annum commencing November 30, 2008. The Company may at anytime purchase one third of the 3% NSR on gold and silver production for $500,000 and/or one half of the 2% NSR on all other mineral products for $500,000.

By a Mineral Property Option Agreement dated January 28, 2004 the Company granted Ballad Gold & Silver Ltd. ("Ballad") of Vancouver, British Columbia an option to acquire up to a 70% interest in the Company's fifteen Rabbit North claims described above for consideration of:

For a 50% interest:

- Cash payments totalling $70,000 as follows:
- $ 30,000 on or before November 30, 2005; and
- $ 40,000 on or before November 30, 2006.

- Issue 350,000 shares of Ballad's capital stock as follows:
- 200,000 shares within ten days of TSX Venture acceptance of the Agreement (received by Auterra on July 15, 2004); and
- 150,000 shares within 45 days of receipt of notice that the Company has earned a 50% interest in the claims pursuant to the Agreement dated December 3, 2002 described above.

- Incur exploration and development expenditures totalling $600,000 as follows:
  - $ 100,000 on or before June 30, 2004 (incurred by Ballad);
  - $ 150,000 on or before November 30, 2004;
  - $ 200,000 on or before November 30, 2005; and
  - $ 150,000 on or before November 30, 2006.

The Company has the right to limit Ballad's interest in the claims to a 50% interest by issuing to Ballad 100,000 shares of the Company's capital stock and foregoing the second tranche of 150,000 shares to be issued by Ballad.

For a 70% interest:
- $130,000 cash on or before November 30, 2007;

9. MINERAL PROPERTIES (CONT'D)

c. Rabbit North Properties

- 150,000 shares of Ballad's capital stock on or before November 30, 2007; and

- Incur future exploration and development expenditures totalling $400,000 as follows:
  - $100,000 on or before November 30, 2006; and
  - $300,000 on or before November 30, 2007.

Upon Ballad earning either a 50% or 70% interest in the mineral claims the parties shall enter into a joint venture for the further development of the property.

d. Rabbit South Properties

By an Option Agreement dated January 26, 2004 the Company may acquire a 100% interest (subject to a 3% NSR) in fifteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totalling $300,000 as follows:
  - $ 25,000 on execution of the Agreement (paid);
  - $ 40,000 on or before January 20, 2005;
  - $ 50,000 on or before January 20, 2006;
  - $ 50,000 on or before January 20, 2007;
  - $ 50,000 on or before January 20, 2008; and
  - $ 85,000 on or before January 20, 2009.

- Issue 300,000 shares of the Company's capital stock as follows:
  - 100,000 shares of Company's capital stock to be issued within ten days of TSX Venture acceptance of the Agreement (issued);
  - 100,000 shares on or before January 20, 2005; and
  - 100,000 shares on or before January 20, 2006.

- Incur exploration and development expenditures totalling $1,500,000 as follows:
  - $200,000 on or before January 20, 2005;
  - $250,000 on or before January 20, 2006;
  - $300,000 on or before January 20, 2007;
  - $375,000 on or before January 20, 2008; and
  - $375,000 on or before January 20, 2009.

Further consideration includes the payment of advance royalties of $30,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one third of the 3% NSR for $1,000,000.

AUTERRA VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2004
(Unaudited – Prepared by Management)

10. DUE TO RELATED PARTIES

Amounts due to Directors and officers, and corporations controlled by the Directors and officers are unsecured, non-interest bearing and have no specific terms of repayment.

11. LOAN PAYABLE

The loan payable was unsecured and beared interest at the rate of 8% per annum, compounded semi-annually, not in advance. The loan together with accrued interest was repayable on demand after April 30, 2001.

	November 30, 2004	November 30, 2003
Principal	$ -	$ -
Accrued interest	9,472	8,274
	$ 9,472	$ 8,274

In consideration of the loan, the Company issued 266,667 share purchase warrants. Each warrant was exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002. The warrants expired unexercised.

12. SHARE CAPITAL

Authorized:

50,000,000 common shares without par value

Issued:		November 30, 2004 Number of Shares	November 30, 2004 $	November 30, 2003 Number of Shares	November 30, 2003 $
Balance at the beginning of period		12,147,757	2,773,734	7,947,757	2,351,734
For cash:					
- pursuant to the exercise of warrants	– at $0.10	400,000	40,000	-	-
- pursuant to a private placement	– at $0.10	-	-	4,000,000	400,000
- for mineral property	– at $0.11	-	-	200,000	22,000
- for mineral property	– at $0.28	100,000	28,000	-	-
Balance, September 30, 2004		12,647,757	2,841,734	12,147,757	2,773,734

Share Purchase Warrants

At November 30, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,600,000	$0.10	September 10, 2005

12. SHARE CAPITAL (CONT'D)

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of November 30, 2004 and 2003 and changes during the periods then ended is as follows:

	November 30, 2004		November 30, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,200,000	$0.28	-	-
Granted	-	-	1,200,000	$0.28
Options outstanding and exercisable at end of period	1,200,000	$0.28	1,200,000	$0.28

At November 30, 2004 there were 1,200,000 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,200,000	$0.28	October 2, 2005

Effective March 1, 2003, the Company adopted a fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. No compensation expense has been recognized in the statement of operations during the nine months ended November 30, 2004, as no stock options were granted.

13. RELATED PARTY TRANSACTIONS

a) Management fees of $22,500 (2003 - $22,500) were incurred with a corporation controlled by the Director of the Company.

b) Consulting fees totalling $27,000 (2003-$6,000) were incurred with the President of the Company.

c) Interest of $Nil (2003 - $11,702) and rent of $Nil (2003 - $27,000) were incurred with a corporation controlled by an Officer of the Company.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

14. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the nine months ended November 30, 2004, and 2003 as follows:

	2004	2003
Non-cash financing activities:		
Accrued interest on loan payable	$ 536	$ 330

15. SUBSEQUENT EVENTS

Subsequent to November 30, 2004:

a) The Company closed its non-brokered private placement of 16,666,667 units at $0.06 per unit. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.10 per share. 3,733,334 shares of the private placement were issued on a flow-through basis.

b) The Company agreed to a private placement of its securities to raise $280,000. The private placement will consist of the issuance of 1,000,000 units at $0.28 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the company at a price of $0.35 per share. A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

RECEIVED
2005 NOV 29 P 1:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

JANUARY 31, 2005

For the nine months ended November 30, 2004 Auterra Ventures Inc. (AUW.V) ("Auterra" or the "Company") prepared this Management Discussion and Analysis following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended February 29, 2004 and February 28, 2003. This discussion and analysis as of January 31, 2005 provides information on the operations of Auterra for the nine months ended November 30, 2004 and subsequent to the quarter end.

OVERVIEW

Auterra is a mineral exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "AUW.V".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

Auterra is actively exploring several copper-gold properties in Canada.

MINERAL PROPERTIES

Rabbit North Property

In December 2002, Auterra entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 km southwest of the Afton copper-gold Mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines, are all close by.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

Rabbit North Property – Cont'd

Seven holes (811 m) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 m. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t
2	NQ2	50-54	4m	2.28
2	NQ2	118-122	4m	5.10
3	NQ2	54.1-56	1.9m	2.39
4	NQ2	72.8-76	3.2m	1.42

The property holds a large (over 8,000 ha) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate the potential for very significant copper-gold mineralization at Rabbit North.

Rabbit North Property – Cont'd

Auterra on January 28, 2004, entered into a Mineral Property Option Agreement (the "Agreement") with Ballad Gold & Silver Ltd. ("Ballad"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares (received by Auterra during the period ended November 30, 2004) of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Auterra in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Auterra.

The underlying option agreement provides Auterra with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

The requirements for the year ended February 29, 2004 were satisfied as follows: 100,000 shares were issued upon acceptance for filing by the TSX Venture Exchange, a further 100,000 shares were issued on November 30, 2003; $35,000 cash was paid to the property owners, and $41,713 (net of recoveries) worth of exploration work incurred during the period.

The requirements for the nine months ended November 30, 2004 were satisfied as follows: 200,000 shares were issued by Ballad and $147,380 worth of exploration work incurred during the period.

The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

Rabbit South Property - British Columbia, Canada

By an Agreement dated January 26, 2004, Auterra was granted the sole and exclusive right and option to acquire a 100% undivided right, title and interest in and to the Rabbit South gold-copper property, located 20 km southwest of Kamloops in British Columbia, Canada, by issuing 300,000 shares (100,000 shares were issued subsequent to August 31, 2004), paying $300,000 in cash ($25,000 paid), and completing $1,500,000 worth of work staged over 5 years.

The Rabbit South property is a southern extension of the copper gold mineralization system at Rabbit North and covers an additional 4000 hectares in area. Previous operators drilled a portion of the Rabbit South system extensively and established the existence of a large body of lower grade molybdenum mineralization.

Rabbit South Property - British Columbia, Canada - Cont'd

The larger portion of the property remains relatively untested and is considered to have significant potential for copper-gold mineralization. As on the Rabbit North property, a prominent enzyme leach anomaly is present on the Rabbit South property and represents excellent targets for drill testing.

Auterra Properties - British Columbia, Canada

Cairn Gold Properties

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares in the Toodoggone Mining District, an area with a history of exploration and mining and home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and provided samples with mineralization of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet the Issuer's terms. Northgate explorations, the successor of Royal Oak, has also in the past attempted to acquire an interest in the Cairn. No agreement was concluded.

During the year ended February 29, 2004, in accordance with Accounting Guideline 11 - Enterprises in the Development Stage, the Company was required to write down the Company's property where no exploration was conducted in prior 3 years. The management of the Company resolved to write down the value of the properties to a nominal value. This write down for accounting purposes in no way affects Auterra's view of future prospects for these claims. Auterra's is monitoring exploration in the area and is developing a plan for further exploration of these claims.

Auterra Properties - Cont'd

Castle Mountain Property

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Golden Eagle Gold Property

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, the Issuer believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

In September 2000, Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company. Auterra had the right to earn a 70% undivided interest in the AR property by making cash payments to Cabin Creek totalling $185,000 over a 5 year period and issuing 100,000 common shares of the Issuer. Auterra was also responsible for funding exploration costs totalling $250,000 over a period of 5 years.

Arch Creek Platinum Palladium Property-Yukon, Canada – Cont'd

During the nine months ended November 30, 2004 the Company's management resolved to write-off the AR Property. The Company recorded $104,928 loss on write-off of the AR Property at November 30, 2004.

Whitehorse Copper Gold Property-Yukon, Canada

Subsequent to the quarter end Auterra has entered into an Option Agreement with H. Coyne and Sons Ltd. to acquire a 100% interest in 9 mining leases, 18 crown granted mineral claims and approximately 200 mineral claims near Whitehorse Yukon, Canada (the "Whitehorse Property").

The Whitehorse Property covers a 30 kilometre long belt of copper bearing skarns occurring at or near the contact between diorites and sediments. Historically the Whitehorse Copper Belt produced copper and gold from several open pits and underground mines. Production numbers reported for the belt between 1967 and 1982 when operations ceased are 267,490,930 pounds of copper, 224,565 ounces of gold, and 2,837,631 ounces of silver from 11,017,738 tonnes of ore milled (average grades approximately 1.1% Cu, 0.63 g/t Au, and 7.98 g/t Ag). The current owners acquired the majority of the claims in 1998 from Hudson Bay Mining and Smelting Co. Limited.

In June, 2000, the owners conducted a detailed review of previous information and initial geophysical surveys culminating in the drilling of two diamond drill holes to test anomalies. The first hole, GIN-1 intersected 20.42 metres of exoskarn mineralization, not all the core was split for assay and the significant results are tabulated below.

Hole GIN-1

From (m)	To (m)	Intersection (m)	Cu (%)
89.8	92.3	2.5	10.97
92.3	95.7	3.4	not assayed
95.7	96.6	1.0	0.51
96.6	101.4	4.8	not assayed
101.4	105.2	3.9	0.90

The second hole GIN-2 failed to intersect the contact zone between the sediments and diorite.

Auterra may acquire a 100% interest in the Property by paying $300,000, issuing 1 million common shares and expending $3.5 million in exploration over 3 years. The vendor will retain a 3% NSR over all claims on which underlying royalties do not exist and the difference between 3% and the underlying royalty on all other claims. Auterra has the option to acquire the vendor's NSR for $1 million for each 1%.

The Option Agreement is subject to acceptance by the TSX Venture Exchange.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Furniture and fixtures	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company adopted the revised requirements of the CICA Handbook Section 3870 effective March 1, 2003, whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the nine months ended November 30, 2004, and 2003, and the last three audited fiscal years ended February 29, 2004, February 28, 2003 and 2002:

	Nine months ended November 30, 2004	Nine months ended November 30, 2003	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(362,003)	(370,210)	(544,385)	(191,415)	(231,588)
Basic and diluted loss per share	(0.03)	(0.03)	(0.06)	(0.02)	(0.03)
Total assets	224,834	418,390	327,401	447,199	472,868

The Company had no revenue in the current period and in the past three years presented in the table above. Auterra finances its operations mainly by equity financing and advances from related parties. Net loss for the nine months ended November 30, 2004 was $362,003, or $0.03 per share, comparable to the net loss of $370,210 for the period ended November 30, 2003. The Company recorded the $104,928 write-off of the resource property costs, $43,882 loss on write-off of accounts receivable, and $26,838 loss on long term debt settlement during the period. These losses were offset by $133,703 reduction in legal fees during the nine-month period ended November 30, 2004.

At November 30, 2004 the Company had $228,834 total assets compared to $418,390 at November 30, 2003.

RESULTS OF OPERATIONS

Current Quarter

Net loss for the quarter ended November 30, 2004 was $155,003 or $0.01 per share as compared to a loss of $278,906 or $0.02 per share for the comparative quarter in the previous year. During the current quarter Auterra incurred $7,149 in accounting and audit fees (2003: $3,500), $153 in amortization charges (2003: $191), $9,896 in consulting fees (2003: Nil), $15,507 in interest and bank charges (2003: $1,692), $7,500 in management fees (2003: $13,500), $13,727 in office and miscellaneous expenditures (2003: $2,905), $334 in legal fees (2003: $130,732), $9,000 in rent (2003: $9,000), $7,519 in shareholder communication expenditures (2003: $3,694), $4,132 in transfer agent and filing fees (2003: $4,074) and $489 in travel expenditures (2003: $1,383). The Company recorded the $1,184 write-off of the resource property costs, $43,882 loss on write-off of accounts receivable, and $26,838 loss on long term debt settlement during the quarter.

Year-to-date

Net loss for the nine months ended November 30, 2004 was $362,003 or $0.03 per share as compared to a loss of $370,210 or $0.03 per share for the nine months ended November 30, 2003. The Company

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS – Cont'd

Year-to-date – Cont'd

recorded $104,928 loss on write-off of mineral properties, $43,882 loss on write-off of accounts receivable, and $26,838 loss on long term debt settlement during the nine months ended November 30, 2004. In addition the increase of $29,119 in consulting, $13,434 in office and miscellaneous expenditures and $21,773 in shareholder communication expenses contributed to the net loss for the period. The management fees decreased by $6,000, legal fees decreased by $133,703 and transfer agent and filing fees decreased by $5,128, offsetting the increase in other expenditures.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the nine months ended November 30, 2004 and 2003 and the years ended February 29, 2004, February 28, 2003, and 2002:

	Nine months ended November 30, 2004	Nine months ended November 30, 2003	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
	$	$	$	$	$
Accounting and audit	13,868	13,780	26,610	23,980	30,738
Increase (decrease) *	(0.64)	-	10.97	(21.99)	-
Amortization	459	1,282	1,474	2,981	4,064
Increase (decrease) *	(64.20)	-	(50.55)	(26.65)	-
Consulting	29,119	-	15,000	-	1,250
Increase (decrease) *	N/A	-	N/A	N/A	-
Interest and bank charges	18,209	13,701	13,216	17,958	8,688
Increase (decrease) *	(32.9)	-	(26.41)	(106.69)	-
Legal fees	15,865	149,568	73,577	46,960	88,179
Increase (decrease) *	N/A	-	56.68	(46.75)	-
Management fees	22,500	28,500	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-
Office and miscellaneous	20,234	6,890	8,151	13,354	7,234
Increase (decrease) *	193.67	-	(38.97)	84.60	-
Rent	27,000	27,000	36,000	36,000	19,800
Increase (decrease) *	-	-	-	-	-
Transfer agent and filing fees	10,257	15,385	18,892	8,676	7,323
Increase (decrease) *	(33.33)	-	117.75	18.48	-
Shareholder communication **	25,467	3,694	-	-	-
Increase (decrease) *	N/A	-	-	-	-
Travel and promotion	1,702	2,180	22,642	10,161	19,359
Increase (decrease) *	(21.93)	-	122.83	(47.51)	-

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

** Shareholders communication expenditures for the years ended February 29, 2004, February 28, 2003, and 2002 were reported as travel and promotion expenditures.

In addition to administrative expenditures shown in the above table, during the nine months ended November 30, 2004 the Company wrote-off $106,112 (2003: $Nil) of resource property costs, recorded $43,882 loss on write-off of accounts receivable, $26,838 loss on long term debt settlement and accrued $536 (2003: $330)in interest on the long-term debt.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected unaudited financial information for each of the last eight quarters:

	Year ended February 28,							
	2005			2004				2003
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(152,180)	(54,820)	(155,003)	(35,284)	(56,350)	(278,906)	(173,845)	(85,900)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)

Net loss for the quarter ended November 30, 2004 was $155,003 or $0.01 per share as compared to a loss of $278,906 or $0.02 per share for the comparative quarter in the previous year. During the quarter ended November 30, 2004 the Company incurred $7,149 in accounting and audit fees, $153 in amortization charges, $9,896 in consulting fees , $15,507 in interest and bank charges, $7,500 in management fees, $13,727 in office and miscellaneous expenditures, $334 in legal fees, $9,000 in rent, $7,519 in shareholder communication expenditures, $4,132 in transfer agent and filing fees and $489 in travel expenditures. The Company recorded the an additional loss of $1,184 on the write-off of the resource property costs, recorded $43,882 loss on write-off of accounts receivable, and $26,838 loss on long term debt settlement with a former director of the company and the company controlled by the former director of the Company.

During the second quarter, in July, 2004, Phase 1 of a diamond drilling program on the Rabbit North property was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North (see *Mineral Properties: Rabbit North* section of the MD&A) . The Company and Ballad Gold & Silver Ltd. are evaluating the results of the completed Phase 1 of the drilling program.

LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2004, the Company had a working capital deficiency of $637,688 (2003: $345,924).

Management Discussion and Analysis of Financial Condition and Results of Operations

Subsequent to November 30, 2004:

a) The Company closed its non-brokered private placement of 16,666,667 units at $0.06 per unit. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.10 per share. 3,733,334 shares of the private placement were issued on a flow-through basis.
b) The Company agreed to a private placement of its securities to raise $280,000. The private placement will consist of the issuance of 1,000,000 units at $0.28 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the company at a price of $0.35 per share. A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by the TSX Venture

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations and exploration programs.

At November 30, 2004, the Company held cash on hand of $5,714 (2003: $3,925) and liabilities totalled $662,316 (2003: $446,410).

SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

Authorized:

50,000,000 common shares without par value

		November 30, 2004		November 30, 2003	
Issued:		Number of Shares	$	Number of Shares	$
Balance at the beginning of period		12,147,757	2,773,734	7,947,757	2,351,734
For cash:					
- pursuant to the exercise of warrants	– at $0.10	400,000	40,000	-	-
- pursuant to a private placement	– at $0.10	-	-	4,000,000	400,000
- for mineral property	– at $0.11	-	-	200,000	22,000
- for mineral property	– at $0.28	100,000	28,000	-	-
Balance at the end of period		12,647,757	2,841,734	12,147,757	2,773,734

SHARE CAPITAL – Cont'd.

Share Purchase Warrants

AUTERRA VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

At November 30, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,600,000	$0.10	September 10, 2005

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of November 30, 2004 and 2003 and changes during the periods then ended is as follows:

	November 30, 2004		November 30, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,200,000	$0.28	-	-
Granted	-	-	1,200,000	$0.28
Options outstanding and exercisable at end of period	1,200,000	$0.28	1,200,000	$0.28

At November 30, 2004 there were 1,200,000 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

SHARE CAPITAL – Cont'd.

Stock Options – Cont'd

Number of Options	Exercise Price	Expiry Date
1,200,000	$0.28	October 2, 2005

Effective March 1, 2003, the Company adopted a fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. No compensation expense has been recognized in the statement of operations during the nine months ended November 30, 2004, as no stock options were granted.

RELATED PARTY TRANSACTIONS

a) Management fees of $22,500 (2003 - $22,500) were incurred with a corporation controlled by the Director of the Company.

b) Consulting fees totalling $27,000 (2003-$6,000) were incurred with the President of the Company.

c) Interest of $Nil (2003 - $11,702) and rent of $Nil (2003 - $27,000) were incurred with a corporation controlled by an Officer of the Company.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties. The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold & Silver Ltd., the optionee of the Company's Rabbit North properties.

RISKS AND UNCERTAINTIES

Auterra plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD-LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4653

Global Hunter Corp

Financial Statements

Three Months ended May 31, 2005

(Unaudited – Prepared by Management)

Global Hunter Corp
Balance Sheets

	May 31 2005 (Unaudited)	February 28 2005 (Audited)
Assets		
Current		
Cash	$ 31,185	$ 357,047
GST receivable	24,350	19,795
Share subscription receivable	-	81,200
Prepaid expenses	2,417	2,417
Temporary investments	441,474	300,868
	499,426	761,327
Advanced exploration	175,270	-
Due from related party	1,576	1,576
Property, plant and equipment	2,327	2,450
Mineral properties and deferred exploration costs	369,818	241,778
Deposit	4,000	4,000
	$1,052,417	$ 1,011,131
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 237,200	$ 193,285
Due to related parties	182,648	141,278
	419,848	334,563
Share Capital and Deficit		
Share capital (note 10)	4,032,711	4,006,510
Contributed surplus	58,471	58,471
Deficit	(3,458,613)	(3,388,413)
	632,569	676,568
	$ 1,052,417	$ 1,011,131

See notes to financial statements.

Global Hunter Corp
Statements of Operations and Deficit
Three months ended May 31, 2005 and 2004
(Unaudited – Prepared by Management)

	2005	2004
Expenses		
Accounting and audit	$ -	$ 2,500
Amortization	123	153
Consulting	6,450	9,000
Foreign exchange (gain) / loss	608	-
Interest	-	1,406
Management fees	15,000	7,500
Office and miscellaneous	7,404	3,846
Legal fees	10,324	1,993
Rent	9,000	9,000
Shareholder communications	-	8,612
Transfer agent and filing fees	3,603	2,434
Travel and promotion	18,313	641
	(70,825)	47,085
Other items:		
Interest income	625	13
Interest on long-term debt	-	(180)
Loss on write-off of resource property	-	(104,928)
Net loss for the period	(70,200)	(152,180)
Deficit, Beginning of period	(3,388,413)	(2,975,929)
Deficit, End of Period	$ (3,458,613)	$ (3,128,109)
Basic Loss per Share	$ (0.002)	$ (0.01)

See notes to financial statements.

Global Hunter Corp
Statements of Cash Flows
Three months ended May 31
(Unaudited – Prepared by Management)

	2005	2004
Operating Activities		
Net loss for the period	$ (70,200)	$ (152,180)
Adjustments:		
Amortization	123	153
Interest on long-term debt	-	180
Loss on write-off of mineral properties	-	104,928
	(70,077)	(46,919)
Change in non-cash working capital items:		
GST receivable	(4,554)	(1,957)
Prepaid expenses	-	562
Accounts payable and accrued liabilities	43,915	19,528
Due to related parties	41,370	31,086
Share subscription receivable	81,200	-
	91,854	2,300
Investing Activity		
Advanced exploration	(175,270)	-
Temporary investments	(140,606)	-
Mineral properties and deferred exploration costs	(128,040)	(3,153)
	(443,916)	(3,153)
Financing Activity		
Exercise of stock options	25,200	-
Exercise of warrants	1,000	-
	26,200	-
Increase (Decrease) of Cash	(325,862)	(853)
Cash, Beginning of period	357,047	6,538
Cash, End of period	$ 31,185	$ 5,685

Global Hunter Corp.

Interim Schedule of Deferred Exploration and Development Costs

For the Three Months Ended May 31, 2005 and 2004

(Unaudited – Prepared by Management)

	Mineral Properties								
	Rabbit North Properties	Rabbit South Properties	Whitehorse Properties	La Corona de Cobre Properties	**May 31, 2005** Total	Rabbit North Properties	Auterra Properties	AR Properties	**May 31, 2004** Total
Exploration costs:									
Administration and miscellaneous	$ -	$ -	$ -	$ -	$ -	$ -	$ 308	$ -	$ 308
Assays	556	-	-	-	556	653	-	-	653
Drilling	-	13,031	-	-	13,031	-	-	-	-
Field work	548	18	18	10,877	11,461	2,575	-	-	2,575
Geological	17,881	5,373	9,731	4,925	37,910	2,846	-	-	2,846
	18,985	18,422	9,749	15,802	62,958	6,074	308	-	6,382
Cost recovery	-	-	-	-	-	(3,228)	-	-	(3,228)
Total costs incurred during the period	18,985	18,422	9,749	15,802	62,958	2,846	308	-	3,154
Balance of costs at beginning of period	76,349	5,933	-	-	82,282	41,713	-	77,428	119,141
	95,334	24,355	9,749	15,802	145,240	44,559	308	77,428	122,295
Write-off of costs related to abandoned mineral properties	-	-	-	-	-	-	-	(77,428)	(77,428)
Balance of costs at end of year	$ 95,334	$ 24,355	$ 9,749	$ 15,802	$ 145,240	$ 44,559	$ 308	$ -	$ 44,867

1. Nature of Business and Continued Operations

Global Hunter Corp. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition and development of mineral properties located in Canada.

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's February 29, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual February 29, 2004 financial statements. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
May 31, 2005	$ 3,458,613	$ 79,578
May 31, 2004	$ 3,128,109	$ (421,896)

2. Name Change

Pursuant to a special resolution passed by the shareholders of the Company on February 24, 2005, the Company changed its name from Auterra Ventures Inc. to Global Hunter Corp., effective February 24, 2005.

3. Significant Accounting Policies

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

3. **Significant Accounting Policies** (continued)

a) **Mineral properties and deferred exploration costs** (continued)

Exploration costs renounced due to Flow-through Share Subscription Agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties.

b) **Asset Retirement Obligations**

The Company has adopted the CICA's new Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

Management of the Company has determined that the adoption of this policy has had no effect in the current year.

c) **Temporary Investments**

Cashable Guaranteed Investment Certificates are valued at cost plus accrued interest. Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

d) **Property, Plant and Equipment**

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rate:

Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

3. **Significant Accounting Policies** (continued)

e) **Share capital – flow-through shares**

Effective March 19, 2004 the Canadian Institute of Chartered Accountants issued guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee abstract-EIC 146. All flow-through shares issued by the Company on or after March 19, 2004 will be accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deductions, the realisation of the deductible temporary differences will be credited to income in the period of renunciation.

f) **Stock-based Compensation**

The Company has adopted an incentive stock option plan which is described in note 10.

All stock-based awards are measured and recognized using the fair-value method. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities.

g) **Loss per Share**

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

h) **Share Issue costs**

Costs associated with the issuance of share capital are charged directly to share capital.

i) **Use of Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. **Significant Accounting Policies** (continued)

j) **Financial Instruments**

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where applicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

4. **Account Receivable**

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from Merrex Resources Ltd. (formerly: LMX Resources Ltd.) ("Merrex") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid totaled $56,720.

During the year ended February 28, 2002, Merrex repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002, Merrex will reimburse the Company for acquisition and exploration expenditures, goods and services tax recoverable and court costs totaling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgement Agreement (received); and
- Common shares with a value of $58,749 of Merrex's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of Merrex's arm's length trade creditors, on or before May 27, 2003.

The Company received 1,292,845 shares of Merrex valued at a cost of $14,868 and recorded $43,881 bad debt expense during the year ended February 28, 2005.

5. **Temporary Investments**

	2005	2004
Cashable Guaranteed Investment Certificates due February 22, 2006, at cost plus accrued interest at 2.30% per annum	$ 390,606	$ -
Merrex Resources Ltd. (1,292,845 shares, market value $12,929) (2004 - $Nil)	14,868	-
Ballad Gold & Silver Ltd. (200,000 shares, market value $62,000) (2004 - $Nil)	36,000	-
	$ 441,474	$ -

6. Due from Related Party

An amount due from a corporation controlled by the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment, accordingly, the fair value cannot be readily determined.

7. Property, Plant and Equipment

	Cost	Accumulated Amortization	**May 31, 2005** Net Book Value	May 31, 2004 Net Book Value
Furniture and fixtures	$ 6,600	$ 4,273	$ 2,327	$ 2,909

8. Mineral Properties and Deferred Costs

	May 31, 2005			
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a) Auterra Properties	$ 1	$ -	$ -	$ 1
b) AR Properties	1	-	-	1
c) Rabbit North Properties	53,494	95,334	-	148,828
d) Rabbit South Properties	106,000	24,355	-	130,355
e) Whitehorse Properties	-	9,749	-	9,749
f) La Corona de Cobre	65,082	15,802	-	80,884
	$ 224,578	$ 145,240	$ -	$ 369,818

	May 31, 2004			
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a) Auterra Properties	$ 1	$ 308	$ -	$ 309
b) AR Properties	27,500	77,428	(104,927)	1
c) Rabbit North Properties	57,000	44,559	-	101,559
d) Rabbit South Properties	25,000	-	-	25,000
e) Whitehorse Properties	-	-	-	-
f) La Corona de Cobre	-	-	-	-
	$ 109,501	$ 122,295	$ (104,927)	$ 126,869

8. Mineral Properties and Deferred Costs (continued)

a) Auterra Properties

i) By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter.

A finder's fee of $8,000 was paid as a result of these Agreements.

ii) By a Terminated Option Agreement dated August 5, 1999, the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

During the year ending February 28, 2004, the management of the Company resolved to write-down the value of the project to a nominal value.

b) AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty ("NSR")) in twenty-five mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totalling $185,000 ($5,000 paid);
- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and
- Incurring exploration and development expenditures totalling $250,000 ($78,612 paid).

During the year ended February 28, 2005, the management of the Company resolved to write-down the value of this project to a nominal value.

8. Mineral Properties and Deferred Costs (continued)

c) Rabbit North Properties

By an Option Agreement dated December 3, 2002 the Company may acquire a 100% interest (subject to a 3% NSR on gold and silver production and a 2% NSR on all other mineral products produced) in thirteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totalling $245,000 as follows:
  - $ 5,000 within seven days of execution of the Agreement (paid);
  - $ 10,000 on or before April 15, 2003 (paid);
  - $ 20,000 on or before November 30, 2003 (paid);
  - $ 20,000 on or before November 30, 2004 (paid);
  - $ 30,000 on or before November 30, 2005;
  - $ 40,000 on or before November 30, 2006; and
  - $120,000 on or before November 30, 2007.

- Issue 300,000 shares of the Company's capital stock as follows:
  - 100,000 shares of the Company's capital stock to be issued within ten days of TSX Venture Exchange ("TSX") acceptance of the Agreement (issued at a price of $0.11 per share);
  - 100,000 shares on or before November 30, 2004 (issued at a price of $0.11 per share); and
  - 100,000 shares on or before November 30, 2005 (issued at a price of $0.12 per share).

- Incur exploration and development expenditures totalling $1,000,000 as follows:
  - $ 100,000 on or before November 30, 2003;
  - $ 50,000 on or before November 30, 2004;
  - $ 50,000 on or before November 30, 2005;
  - $ 50,000 on or before November 30, 2006; and
  - $ 750,000 on or before November 30, 2007.

Further consideration includes the payment of advance royalties of $25,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one-third of the 3% NSR on gold and silver production for $500,000 and/or one half of the 2% NSR on all other mineral products for $500,000.

By a Mineral Property Option Agreement dated January 28, 2004 the Company granted Ballad Gold & Silver Ltd. ("Ballad") of Vancouver, British Columbia an option to acquire up to a 70% interest in the Company's fifteen Rabbit North claims described above for consideration of:

8. **Mineral Properties and Deferred Costs** (continued)

c) **Rabbit North Properties** (continued)

For a 50% interest:

- Cash payments totalling $70,000 as follows:
  - $ 30,000 on or before November 30, 2005; and
  - $ 40,000 on or before November 30, 2006.

- Issue 350,000 shares of Ballad's capital stock as follows:
  - 200,000 shares within ten days of TSX acceptance of the Agreement (received at a price of $0.18 per share); and
  - 150,000 shares within 45 days of receipt of notice that the Company has earned a 50% interest in the claims pursuant to the Agreement dated December 8, 2002 described above.

- Incur exploration and development expenditures totalling $600,000 as follows:
  - $ 100,000 on or before June 30, 2004 (incurred);
  - $ 150,000 on or before November 30, 2004;
  - $ 200,000 on or before November 30, 2005; and
  - $ 150,000 on or before November 30, 2006.

The Company has the right to limit Ballad's interest in the claims to a 50% interest by issuing to Ballad 100,000 shares of the Company's capital stock and foregoing the second tranche of 150,000 shares to be issued by Ballad.

For a 70% interest:

- $130,000 cash on or before November 30, 2007;
- 150,000 shares of Ballad's capital stock on or before November 30, 2007; and
- Incur exploration and development expenditures totalling $400,000 as follows:
  - $100,000 on or before November 30, 2006; and
  - $300,000 on or before November 30, 2007.

Upon Ballad earning either a 50% or 70% interest in the mineral claims the parties shall enter into a joint venture for the further development of the property.

8. Mineral Properties and Deferred Costs (continued)

d) Rabbit South Properties

By an Option Agreement dated January 26, 2004 the Company may acquire a 100% interest (subject to a 3% NSR) in fifteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totalling $300,000 as follows:
  - $ 25,000 on execution of the Agreement (paid);
  - $ 40,000 on or before January 20, 2005 (paid);
  - $ 50,000 on or before January 20, 2006;
  - $ 50,000 on or before January 20, 2007;
  - $ 50,000 on or before January 20, 2008; and
  - $ 85,000 on or before January 20, 2009.

- Issue 300,000 shares of the Company's capital stock as follows:
  - 100,000 shares of Company's capital stock to be issued within ten days of TSX acceptance of the Agreement (issued at a price of $0.09 per share);
  - 100,000 shares on or before January 20, 2005 (issued at a price of $0.32 per share); and
  - 100,000 shares on or before January 20, 2006.

- Incur exploration and development expenditures totalling $1,500,000 as follows:
  - $200,000 on or before January 20, 2005;
  - $250,000 on or before January 20, 2006;
  - $300,000 on or before January 20, 2007;
  - $375,000 on or before January 20, 2008; and
  - $375,000 on or before January 20, 2009.

Further consideration includes the payment of advance royalties of $30,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one third of the 3% NSR for $1,000,000.

8. Mineral Properties and Deferred Costs (continued)

e) Whitehorse Properties

By a Letter Agreement dated January 27, 2005, the Company may acquire a 100% interest (subject to a 3% NSR) in eight mining leases, 16 crown granted mineral claims, and 200 mineral claims located in the Whitehorse Copper Belt, Yukon Territory for consideration of:

- Cash payments totalling $300,000 as follows:
  - $ 50,000 on or before February 11, 2005;
  - $ 100,000 on or before February 11, 2006; and
  - $ 150,000 on or before February 11, 2007.
- Issue 1,000,000 shares of the Company's capital stock as follows:
  - 200,000 shares of the Company's capital stock to be issued on or before February 11, 2005;
  - 400,000 on or before February 11, 2006; and
  - 400,000 on or before February 11, 2007.
- Incur exploration and development expenditures totalling $3,500,000 as follows:
  - $ 500,000 on or before February 11, 2006;
  - $1,500,000 on or before February 11, 2007; and
  - $3,500,000 on or before February 11, 2008.

The Company may at any time purchase NSR on the property for $1,000,000 for each percentage.

f) La Corona de Cobre

By an Option Agreement dated March 2, 2005, the Company may acquire a 100% interest in eighty mineral claims located near La Serena, Chile for consideration of:

- Cash payments totaling $760,928 as follows:
  - $460,928 on or before December 31, 2005 as repayment of costs;
  - $90,000 on or before June 30, 2005; (Paid)
  - $100,000 on or before October 31, 2005; and
  - $110,000 on or before February 28, 2006.

- Issue 1,000,000 shares of the Company capital stock as follows:
  - 350,000 shares of the Company's capital stock to be issued within ten days of TSX acceptance of the Agreement;
  - 325,000 shares on or before March 2, 2006; and
  - 325,000 shares on or before March 2, 2007.

- Incur exploration and development expenditures totaling $3,500,000 as follows:
  - $500,000 on or before December 31, 2005;
  - $1,000,000 on or before June 30, 2006; and
  - $2,000,000 on or before June 30, 2007.

9. Due to Related Parties

Amounts due to Directors, Officers and corporations controlled by the Directors and Officers are unsecured, non-interest bearing and have no specific terms of repayment, accordingly, fair value cannot be readily determined.

10. Share Capital

The authorized share capital of the Company is 50,000,000 shares without par value.
The Company has issued shares of its capital stock as follows:

	May 31, 2005		May 31, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance at beginning of period	30,519,424	$ 4,006,511	12,147,757	$ 2,773,734
Issued during the year for:				
Exercise of stock-options	90,000	25,200	-	-
Exercise of warrants	10,000	1,000	-	-
Balance at end of year	30,619,424	$ 4,032,711	12,147,757	$ 2,773,734

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

10. Share Capital (continued)

Stock Options (continued)

A summary of the status of the Company's stock options as of February 28, 2005 and February 29, 2004 and changes during the years then ended is as follows:

	May 31, 2005		May 31, 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	1,195,000	$ 0.28	1,200,000	$ 0.28
Granted	-	-	-	-
Exercised	(90,000)	0.28	-	-
Options outstanding, end of period	1,105,000	$ 0.28	1,200,000	$ 0.28

At May 31, 2005, the Company had outstanding stock options to acquire 1,105,000 shares at a price of $0.28 per share on or before October 2, 2005.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 21,266,667 as follows:

Number	Exercise Price	Expiry Date
3,590,000	$ 0.10	September 10, 2005
16,666,667	$ 0.10	January 19, 2007
1,000,000	$ 0.35	February 10, 2007
21,256,667		

11. Related Party Transactions

a) Management fees of $15,000 (2004 - $7,500) were incurred with a corporation controlled by an Officer of the Company.

b) Consulting fees totaling $nil (2004 - $nil) were incurred with the former President of the Company.

c) Interest of $nil (2004 - $nil) and rent of $9,000 (2004 – nil$) were incurred with a corporation controlled by an Officer of the Company.

d) Geological consulting services totaling $1,800 (2004 - $Nil) were incurred with a corporation controlled by an Officer of the Company.

e) The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold & Silver Ltd., the optionee of the Company's Rabbit North properties described in Note 8c.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

13. Commitment

The Company entered into Flow-through Share Subscription Agreements during the year ended February 28, 2005 whereby it is committed to incur on or before December 31, 2005 and renounce to the subscribers, a total of $224,000 of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada. Commencing March 1, 2005, the Company will be liable to pay a tax of approximately 5% per annum, calculated monthly on the unspent portion of the commitment.

14. Subsequent Events

Subsequent to May 31, 2005, the Company closed a non-brokered private placement of 3,500,000 units at $0.90 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant will entitle the holder to purchase one additional share exercisable for a period of two years, at a price of $1.20 per share. A finder's fee of $90,000 and $46,350 is payable in relation to this private placement.

15. Income taxes

At May 31, 2005, the Company's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements. The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these statements.

GLOBAL HUNTER CORP.

Management Discussion and Analysis
for the three month period ended May 31, 2005

GLOBAL HUNTER CORP.

Date of Report: July 29, 2005

OVERVIEW

This Management Discussion and Analysis ("MD&A") provides relevant information on the operation and financial condition of Global Hunter Corp. ("Global" or the "Company") during the period ended May 31, 2005, and has been prepared as of July 29, 2005.

This MD&A supplements but does not form part of the unaudited interim financial statements and related notes for the Company for the period ended May 31, 2005. Thus the following MD&A should be read in conjunction with these financial statements and the Company's audited financial statements for the year ended February 28, 2005.

Global Hunter Corp. is a mineral exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BOB.V". The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

A special resolution was passed by the shareholders of the Company on February 23, 2005 to change the name of the company from Auterra Ventures Inc. Effective February 24, 2005 the Company changed its name from Auterra Ventures Inc.

Global Hunter Corp. is actively exploring several base metal and precious metal properties in Canada and Chile.

MINERAL PROPERTIES

Rabbit North Property

In December 2002, The Company entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 kilometres southwest of the Afton copper-gold mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 hectare block of mineral claims located 25 kilometres southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines, are all close by.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North.

Hole No	Core Size	Interval (m.)	Length (m.)	Au g/t	Cu %
7	NQ2	0-86	86	0.17	0.18
7	NQ2	Incl. 26-42	16	0.30	0.41

7	NQ2	Incl. 18-50	32	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

Seven holes (811 metres) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 grams per tonne gold over an 8 metres intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 metres. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 metres. Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval (m.)	Length (m.)	Au (grams per tonne)
2	NQ2	50-54	4	2.28
2	NQ2	118-122	4	5.10
3	NQ2	54.1-56	1.9	2.39
4	NQ2	72.8-76	3.2	1.42

The property is centred over a large (over 8,000 hectares) alkaline type porphyry copper-gold alteration system, similar in nature to the system that hosts the nearby Afton deposit. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 tonnes @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 metres with the best interval having 27.6 g/t Au over 2 metres. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150 metres below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate the potential for very significant copper-gold mineralization at Rabbit North.

On January 28, 2004, the Company entered into a Mineral Property Option Agreement (the "Agreement") with Ballad Gold & Silver Ltd. ("Ballad"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of The Company in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and The Company.

The underlying option agreement provides The Company with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

The requirements for the year ended February 29, 2004 were satisfied as follows: 100,000 shares were issued upon acceptance for filing by the TSX Venture Exchange, a further 100,000 shares were issued on November 30, 2003; $35,000 cash was paid to the property owners, and $41,713 (net of recoveries) worth of exploration work incurred during the period.

The requirements for the year ended February 28, 2005 were satisfied as follows: 200,000 shares were issued by Ballad and $177,517 worth of exploration work incurred during the period.

The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

As of the date of this report, there is no plan in place to perform exploration on the property; Ballad has until November 30, 2005 to make a property payment and expend approximately $25,000 to meet its commitments or they will be in default.

Rabbit South Property - British Columbia, Canada

By an Agreement dated January 26, 2004, the Company was granted the sole and exclusive right and option to acquire a 100% undivided right, title and interest in and to the Rabbit South gold-copper property, located 20 km southwest of Kamloops in British Columbia, Canada, by issuing 300,000 shares (200,000 shares were issued during the year ended February 28, 2005), paying $300,000 in cash ($65,000 paid during the year ended February 28, 2005), and completing $1,500,000 worth of work staged over 5 years.

The Rabbit South property is a southern extension of the copper gold alteration system at Rabbit North. Previous operators drilled a portion of the Rabbit South system extensively and established the existence of a large body of lower grade molybdenum mineralization.

The larger portion of the property remains relatively untested and is considered to have significant potential for copper-gold mineralization. As on the Rabbit North property, a prominent enzyme leach anomaly is present on the Rabbit South property and represents excellent targets for drill testing. In particular, a large circular coincidental IP chargeability, ground and airborne magnetometer anomaly,

multi-element soil geochemical, and enzyme leach anomaly to test for alkaline copper-gold porphyry mineralization. This anomaly, referred to as Target A, measures approximately 1,500 metres in diameter and has not previously been drill tested. Previous rock sampling in this target area by the property owner returned values up to 444 parts per billion gold and 1,920 parts per billion copper.

Subsequent to the quarter ended May 31, 2005, the Company initiated a 2,000 metre diamond drilling program designed to confirm and expand on the known molybdenum zone mineralization and to provide initial coverage at Target A. As of the date of the report, nine of the eleven holes budgeted for in the program had been drilled and results were pending.

Whitehorse Copper Gold Property-Yukon, Canada

On January 27, 2005 the Company entered into an Option Agreement with H. Coyne and Sons Ltd. to acquire a 100% interest in 9 mining leases, 18 crown granted mineral claims and approximately 200 mineral claims near Whitehorse Yukon, Canada (the "Whitehorse Property").

The Whitehorse Property covers a 30 kilometre long belt of copper bearing skarns occurring at or near the contact between diorites and sediments. Historically the Whitehorse Copper Belt produced copper and gold from several open pits and underground mines. Production numbers reported for the belt between 1967 and 1982 when operations ceased are 267,490,930 pounds of copper, 224,565 ounces of gold, and 2,837,631 ounces of silver from 11,017,738 tonnes of ore milled (average grades approximately 1.1% Cu, 0.63 g/t Au, and 7.98 g/t Ag). The current owners acquired the majority of the claims in 1998 from Hudson Bay Mining and Smelting Co. Limited.

In June, 2000, the owners conducted a detailed review of previous information and initial geophysical surveys culminating in the drilling of two diamond drill holes to test anomalies. The first hole, GIN-1 intersected 20.42 metres of exoskarn mineralization, not all the core was split for assay and the significant results are tabulated below.

Hole GIN-1

From (m)	To (m)	Intersection (m)	Cu (%)
89.8	92.3	2.5	10.97
92.3	95.7	3.4	not assayed
95.7	96.6	1.0	0.51
96.6	101.4	4.8	not assayed
101.4	105.2	3.9	0.90

The second hole GIN-2 failed to intersect the contact zone between the sediments and diorite.

The Company may acquire a 100% interest in the Property by paying $300,000, issuing 1 million common shares and expending $3.5 million in exploration over 3 years. The vendor will retain a 3% NSR over all claims on which underlying royalties do not exist and the difference between 3% and the underlying royalty on all other claims. The Company has the option to acquire the vendor's NSR for $1 million for each 1%.

The Option Agreement was accepted by the TSX Venture Exchange subsequent to the quarter ended May 31, 2005 and the Company is currently making plans to perform exploration on the property in late August.

Corona de Cobre, Chile

Subsequent to the year ended February 28, 2005, the Company announced that it had entered into an Option Agreement to acquire a 100% interest in eighty mineral claims located near La Serena, Chile for the following consideration:

Cash payments totalling $760,298 as follows:

- $460,928 on or before December 31, 2005 as repayment of costs;
- $90,000 on or before June 30, 2005;
- $100,000 on or before October 31, 2005; and
- $110,000 on or before February 28, 2006.

Issue 1,000,000 shares of the Company capital stock as follows:

- 350,000 shares of the Company's capital stock to be issued within ten days of TSX acceptance of the Agreement;
- 325,000 shares on or before March 2, 2006; and
- 325,000 shares on or before March 2, 2007.

Incur exploration and development expenditures totalling $3,000,000 as follows:

- $500,000 on or before December 31, 2005; and
- $3,000,000 on or before June 30, 2007.

The Corona de Cobre property covers over 17,000 hectares and lies within the Coastal Belt of the Andean Cordillera of Chile, often referred to as the Chilean Iron Belt. The property is located approximately seventy kilometres north of the city of La Serena and is cut by the Pan American Highway, is readily accessible to water, the electrical power grid and rail lines.

The property is underlain by lower Cretaceous aged andesites in contact with mid-Cretaceous aged granodiorites of the Coastal Batholith. Copper +/- gold mineralization is hosted in a number of shear zones within the Atacama Fault Zone. One of these structures, Los Posadas, has been traced for over 2,400 metres of strike length, averaging between 40 and 60 metres in width with copper oxide mineralization to an average depth of 140 metres.

Recent exploration on the property focused mostly on one shear zone, Las Posadas, where previous work has outlined significant copper oxide/sulphide +/- gold mineralization. Substantial potential exists for additional shear zone hosted mineralization, including previously identified structures relatively similar in nature to Las Posadas. Previous work on the current land package has also identified larger scale targets for Iron Oxide Copper-Gold (IOCG) and porphyry copper-gold styles of mineralization that are represented by several large alteration and mineralized zones.

The Option Agreement was accepted by the TSX Venture Exchange subsequent to the quarter ended May 31, 2005 and the Company is making plans to begin exploration on the property in August, beginning with a 3,500 metre reverse circulation along with 1,000 metres of diamond drilling in an infill drill program at Las Posadas along with regional mapping and sampling on targets elsewhere on the property. The Company intends to expend approximately $750,000 in this program.

Other Properties - British Columbia, Canada

Cairn Gold Properties

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares in the Toodoggone Mining District, an area with a history of exploration and mining and home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and provided samples with mineralization of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet the Issuer's terms. Northgate explorations, the successor of Royal Oak, has also in the past attempted to acquire an interest in the Cairn. No agreement was concluded.

During the year ended February 29, 2004, in accordance with Accounting Guideline 11 - Enterprises in the Development Stage, the Company was required to write down the Company's property where no exploration was conducted in prior 3 years. The management of the Company resolved to write down the value of the properties to a nominal value. This write down for accounting purposes in no way affects The Company's view of future prospects for these claims. The Company is monitoring exploration in the area and is developing a plan for further exploration of these claims.

Castle Mountain Property

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Golden Eagle Gold Property

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, the Issuer believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

The Company holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

In September 2000, The Company entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company. The Company had the right to earn a 70% undivided interest in the AR property by making cash payments to Cabin Creek totalling $185,000 over a 5 year period and issuing 100,000 common shares of the Issuer. The Company was also responsible for funding exploration costs totalling $250,000 over a period of five years.

During the year ended February 28, 2005 the Company's management resolved to write-off the AR Property. The Company recorded $106,112 loss on write-off of the AR Property at February 28, 2005.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown

for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Furniture and fixtures 20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company adopted the revised requirements of the CICA Handbook Section 3870 effective March 1, 2003, whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the last three audited fiscal years ended February 28, 2005, February 29, 2004, and February 28, 2003:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
	$	$	$
Revenue	-	-	-
Net loss	(375,919)	(544,385)	(191,415)
Basic and diluted loss per share	(0.03)	(0.06)	(0.02)
Total assets	1,008,866	327,401	447,199

The significance of these numbers is discussed under "Results of Operations" and "Liquidity and Capital Resources".

RESULTS OF OPERATIONS

The Company had no revenue in the current period and in the past three years presented in the table above. The Company finances its operations mainly by equity financing and advances from related parties. Net loss for the period ended May 31, 2005 was $70,200 or $0.002 per share, comparable to the net loss of $152,180 for the period ended May 31, 2004. The loss is significantly greater for the period ended May 31, 2004 due to the writedown of a mineral property.

The general trend is for most general and administrative expenses to increase now that the Company is more actively working on more projects, some of which are not located in British Columbia, the previous focus of the Company's exploration. For example, office and miscellaneous fees, legal fees, and Travel and promotion expenses were all higher during the period ended May 31, 2005 compared to the period ended May 31, 2004. Part of the increase in legal fees during this period is a result of work performed on private placements.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected unaudited financial information for each of the last eight quarters:

Description	May 31 2005 $	Feb 28 2005 $	Nov 30 2004 $	Aug 31 2004 $	May 31 2004 $	Feb 29 2004 $	Nov 30 2003 $	Aug 31 2003 $
Net Revenues:	0	0	0	0	0	0	0	0
Net income or loss:								
Total	(70,200)	(93,704)	(155,003)	(54,820)	(152,180)	(173,845)	(278,906)	(56,350)
Per share	(0.002)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)

Quarterly results are highly variable for exploration companies depending on whether the company has abandoned any properties or granted any stock options. None of these kinds of extraordinary items occurred during the period ended May 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

At May 31, 2005, the Company had working capital of $256,424 compared to the working capital deficiency of $421,896 at May 31, 2004.

The Company has no revenue generating operations from which it can internally generate funds. It relies on the sale of its own shares as needed. Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations and exploration programs.

In the year ended February 28, 2005, the Company completed two private placements:

a) On January 19, 2005, the Company closed a non-brokered private placement of 16,666,667 units at $0.06 per unit. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common

share of the company at a price of $0.10 per share. 3,733,334 shares of the private placement were issued on a flow-through basis.

b) On February 9, 2005, the Company closed a non-brokered private placement of 1,000,000 units at a price of $0.28 per unit, which was announced on January 24, 2005. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant will entitle the purchaser to purchase one additional share exercisable for a period of two years, at a price of $0.35 per share. In the event that the closing price of the Company's shares exceeds $1.20 for a period of 20 consecutive trading days, at the Company's election, the exercise period ("Exercise Period") will be reduced to 30 days commencing on the date following the date the Company provides to the Holder notice of the commencement of the Exercise Period and the Warrants will thereafter expire at 4:30 p.m. (Vancouver Time) on the last day of the 30 day Exercise Period referenced above. The shares and any shares issued upon exercise of the warrants shall not trade on or before March 25, 2005 under the BC Securities Act and the TSX Venture Exchange Policies.

SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

Authorized:

50,000,000 common shares without par value

	May 31, 2005		May 31, 2004	
Issued:	Number of Shares	$	Number of Shares	$
Balance at the beginning of period	30,519,424	2,773,734	12,147,757	2,773,734
For cash:	100,000	26,200	-	-
Share subscriptions receivable	-	-	-	-
For mineral properties	-	-	-	-
Contributed surplus allocated	-	-		
Share Issue Costs	-	-	-	-
Balance at the end of period	30,619,424	4,032,711	12,147,757	2,773,734

Share Purchase Warrants

At May 31, 2005, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,590,000	$0.10	September 10, 2005
16,666,667	$0.10	January 19, 2007
1,000,000	$0.35	February 10, 2007
21,256,667		

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of May 31, 2005 and May 31, 2004 and changes during the periods then ended is as follows:

	May 31, 2005		**May 31, 2004**	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,195,000	$0.28	-	-
Granted	-	-	1,200,000	$0.28
Exercised	90,000	0.28	-	-
Options outstanding and exercisable at end of period	1,105,000	$0.28	1,200,000	$0.28

At May 31, 2005, the Company had stock options outstanding to acquire 1,105,000 common shares (with a weighted average remaining life of 0.34 years) at a price of $0.28 per share on or before October 2, 2005.

Effective March 1, 2003, the Company adopted a fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. No compensation expense has been recognized in the statement of operations during the period ended May 31, 2005, as no stock options were granted.

OFF BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

a) Management fees of $15,000 (2004 - $7,500) were incurred with a corporation controlled by an Officer of the Company.

b) Rent of $9,000 (2004 - $nil) was incurred with a corporation controlled by an Officer of the Company.

c) Geologic consulting services totalling $1,800 (2004 – Nil) were incurred with a corporation controlled by an Officer of the Company.

d) The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold & Silver Ltd., the optionee of the Company's Rabbit North properties.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

FOURTH QUARTER

There were no major items that affected operations in the fourth quarter.

CHANGES IN ACCOUNTING POLICIES

The Company is required to adopt recent changes to accounting standards on stock based compensation which will require it to exercise the fair value method of accounting to cover all stock option grants.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payables and accrued liabilities.

OTHER INFORMATION

During the period ending May 31, 2005, Brian Harris resigned as President and Director of the Company and was replaced by Rod Husband, P. Geo.

RISKS AND UNCERTAINTIES

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD-LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

GLOBAL HUNTER CORP.

Stock Exchange	TSX Venture Exchange
Symbol	BOB.V
Management Team	Rod Husband, P. Geo.; Director and President Ray Roland: Director and Chief Financial Officer
Independent Directors	Vic Berar Tom Torrance Stephen Kenwood, P. Geo.
Auditors	Jones Richards & Co., Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	300 – 905 West Pender Street Vancouver, British Columbia Canada V6C 1L6 Tel: (604)681-4653 Fax: (604)683-6557

82-4653

Global Hunter Corp

Financial Statements

Six Months ended August 31, 2005

(Unaudited – Prepared by Management)

GLOBAL HUNTER CORP
(Formerly Auterra Ventures Inc.)
Balance Sheets
As of August 31, 2005
(Unaudited- Prepared by Management)

	Aug 31, 05 (Unaudited)	Feb 28 2005 (Audited)
ASSETS		
Current		
Cash	2,830,591	357,047
Temporary Investments	140,474	300,868
GST Receivable	44,068	19,795
Shareholder Subscription Receivable		81,200
Prepaid Expenses	2,417	2,417
	3,017,549	761,327
Fixed Assets & Capitals		
Property, Plant & Equipment	4,039	2,450
Advance Exploration	75,500	-
Due from related Party	1,576	1,576
Deposit	4,000	4,000
Mineral Properties & Deferred Exploration Costs	985,737	241,778
	1,070,852	249,804
	4,088,401	1,011,131
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable & Accrued Liabilities	336,125	193,285
Due to Related Parties	3,996	141,278
	340,122	334,563
Share Capital & Deficit		
Contributed Surplus	58,471	58,471
Share Capital (Note 10)	7,299,320	4,006,510
Deficit	(3,609,512)	(3,388,413)
	3,748,279	676,568
	4,088,401	1,011,131

See notes to financial statements.

GLOBAL HUNTER CORP
(Formerly Auterra Ventures Inc.)
Balance Sheets
As of August 31, 2005
(Unaudited- Prepared by Management)

Approved by the Board:

"Rod Husband"	*"Ray Roland"*
Rod Husband, Director	Ray Roland , Director

See notes to financial statements.

GLOBAL HUNTER CORP
(Formerly Auterra Ventures Inc.)
Statement of Operations and Deficit
Six Month Period Ended August 31, 2005
(Unaudited- Prepared by Management)

	Six Months Ended 31-Aug		Three Months Ended 31-Aug	
	2005	**2004**	**2005**	**2004**
	Mar - Aug 05	**Mar - Aug 04**	**June-Aug 05**	**June - Aug 04**
Revenue				
Interest Income	3,251	18	2,627	5
	3,251	18	2,627	5
Expenses				
Advertising Expense	1,800	-	1,800	-
Amortization	336	306	-	153
Bad Debts				
Consulting	78,005	19,223	71,555	10,223
Interest /Foreign Exchange	159	3,059	(449)	1,474
Management fees	30,000	15,000	15,000	7,500
Office	12,649	6,507	5,246	2,661
Professional Fees	39,242	22,250	28,920	17,757
Rent	18,000	18,000	9,000	9,000
Shareholder Communication		17,948		9,335
Transfer & Filling Fees	7,968	6,125	4,365	3,691
Travel & Promotion	36,189	1,213	17,875	572
	224,349	109,631	153,312	62,366
Loss Before Other Items	(221,098)	(109,613)	(150,685)	(62,361)
Loss on Write Down Mineral Properties		(97,387)	-	7,542
Net Loss for the Period	(221,098)	(206,999)	(150,685)	(54,819)
Deficit, Beginning Period	221,098	(2,768,929)	150,685	(2,921,109)
Deficit, End of Period	-	(2,975,929)	-	(2,975,929)
Loss Per Share	-	(2)	-	(2)
Weighted Average Number of Shares Outstanding	980,000	1,200,000	980,000	1,200,000

See notes to financial statements.

GLOBAL HUNTER CORP
(Formerly Auterra Ventures Inc.)
Statement of Cash Flows
Six Month Period Ended August 31, 2005
(Unaudited- Prepared by Management)

	Six Months Ended 31-Aug		Three Months Ended 31-Aug	
	2005	**2004**	**2005**	**2004**
Operating activities				
Net loss for the Period	(221,098)	(206,999)	(150,685)	(54,819)
Items not affecting cash				
Amortization	336	306	-	153
Bad debts		-		
	(220,762)	(206,693)	(150,685)	(54,666)
Changes in non-cash working capital items:				
Temporary Investments	-	(36,022)		(35,955)
GST Receivable	(24,399)	16,573	(19,844)	18,529
Shareholder Subscription Receivable	81,200		-	
Prepaid Expenses	-	1,125	-	563
Accounts Payable & Accrued Liabilities	64,574	(224,431)	(20,711)	(250,972)
Due to Related Parties	(58,890)	(80,405)	(58,890)	(104,655)
	62,485	(323,159)	(99,445)	(372,490)
Cash Used in Operating Activities	(158,277)	(529,852)	(250,130)	(427,156)
Financing activities				
Loan payable	-	382,073		382,073
Share capital issued for cash, net of share issue costs	4,713,309	40,000	(516,148)	40,000
Cash Used in Financing Activities	4,713,309	422,073	(516,148)	422,073
Investing activities				
Fix Assets	(1,925)	-	(1,925)	-
Proceeds on sale of marketable securities	-			
Deferred exploration and development costs	(819,457)	110,776	4,569,330	9,000
Deposit				
Cash Used in investing Activities	(821,382)	110,776	4,567,405	9,000
Increase (Decrease) in cash	3,733,649	2,997	3,650,442	3,917
Cash, beginning of year	(903,058)	956	(819,851)	36
Cash, end of year	2,830,591	3,953	2,830,591	3,953

See notes to financial statements.

GLOBAL HUNTER CORP
(Formerly Auterra Ventures Inc.)
Interim Schedule of Deferred Exploration
Six Month Period Ended August 31, 2005
(Unaudited- Prepared by Management)

	Mineral Properties								
	Rabbit North Properties	Rabbit South Properties	Whitehorse Properties	La Corona de Cobre Properties	**Aug31, 2005 Total**	Rabbit North Properties	Auterra Properties	AR Properties	**Aug 31, 2004 Total**
Exploration costs:									
Administration and miscellaneous	-	-	$ -	$ -	-	$ -	308	$ -	308
Assays	556	24,552	-	-	25,108	653	-	-	653
Drilling	-	402,499	-	-	402,499	-	-	-	-
Field work	548	2,212		4,860	7,620	2,575	-	-	2,575
Deferred Costs	-	11,826	9,749	47,539	69,113				-
Geological	17,881	43,248	2,650	59,643	123,422	2,846	-	-	2,846
	18,985	484,337	12,399	112,042	627,762	6,074	308	-	6,382
Cost recovery	-	-	-	-	-	(3,228)	-	-	(3,228)
Total Costs incurred during the period	18,985	484,337	12,399	112,042	627,762	2,846	308	-	3,154
Balance of cost at Beginning of Period	76,349	5,933	-	-		41,713	-	77,428	119,141
	95,334	490,270	12,399	112,042	627,762	44,559	308	77,428	122,295
								(77,428)	(77,428)
Balance of costs at end of Year	95,334	490,270	12,399	112,042	627,762	44,559	308	-	44,867

1. Nature of Business and Continued Operations

Global Hunter Corp. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition and development of mineral properties located in Canada.

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's February 29, 2005 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual February 29, 2005 financial statements. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
August 31, 2005	$ 3,609,299	$ 3,965,427
May 31, 2005	$ 3,458,613	$ 79,578
February 28, 2005	$ 3,388,413	$ 426,764

2. Name Change

Pursuant to a special resolution passed by the shareholders of the Company on February 24, 2005, the Company changed its name from Auterra Ventures Inc. to Global Hunter Corp., effective February 24, 2005.

3. Significant Accounting Policies

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

3. **Significant Accounting Policies** (continued)

a) **Mineral properties and deferred exploration costs** (continued)

Exploration costs renounced due to Flow-through Share Subscription Agreements remain capitalized, however, for corporate income tax purposes; the Company has no right to claim these costs as tax deductible expenses.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties.

b) **Asset Retirement Obligations**

The Company has adopted the CICA's new Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

Management of the Company has determined that the adoption of this policy has had no effect in the current year.

c) **Temporary Investments**

Cashable Guaranteed Investment Certificates are valued at cost plus accrued interest. Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

d) **Property, Plant and Equipment**

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rate:

Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

3. **Significant Accounting Policies** (continued)

e) **Share capital – flow-through shares**

Effective March 19, 2004 the Canadian Institute of Chartered Accountants issued guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee abstract-EIC 146. All flow-through shares issued by the Company on or after March 19, 2004 will be accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deductions, the realisation of the deductible temporary differences will be credited to income in the period of renunciation.

f) **Stock-based Compensation**

The Company has adopted an incentive stock option plan which is described in note 10.

All stock-based awards are measured and recognized using the fair-value method. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities.

g) **Loss per Share**

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share is the same.

h) **Share Issue costs**

Costs associated with the issuance of share capital are charged directly to share capital.

i) **Use of Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. **Significant Accounting Policies** (continued)

j) **Financial Instruments**

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where applicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

4. **Account Receivable**

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from Merrex Resources Ltd. (formerly: LMX Resources Ltd.) ("Merrex") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid totaled $56,720.

During the year ended February 28, 2002, Merrex repudiated the Agreement. By a Settlement of Judgment Agreement dated March 17, 2002, Merrex will reimburse the Company for acquisition and exploration expenditures, goods and services tax recoverable and court costs totaling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgment Agreement (received); and
- Common shares with a value of $58,749 of Merrex's capital stock to be issued in shares for debt settlement at a price that is not different from the price offered to the majority of Merrex's arm's length trade creditors, on or before May 27, 2003.

The Company received 1,292,845 shares of Merrex valued at a cost of $14,868 and recorded $43,881 bad debt expense during the year ended February 28, 2005.

5. **Temporary Investments**

	2005	2004
Cashable Guaranteed Investment Certificates due February 22, 2006, at cost plus accrued interest at 2.30% per annum	$ 84,000	$ -
Merrex Resources Ltd. (1,292,845 shares, market value $181,998) (2004 - $Nil)	14,868	-
Ballad Gold & Silver Ltd. (200,000 shares, market value $36,000) (2004 - $Nil)	36,000	-
	$ 441,474	$ -

6. Due from Related Party

An amount due from a corporation controlled by the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment, accordingly, the fair value cannot be readily determined.

7. Property, Plant and Equipment

	Cost	Accumulated Amortization	**Aug 31, 2005** Net Book Value	Feb 28, 2005 Net Book Value
Furniture and fixtures	$ 8,525	$ 4,486	$ 4,039	$ 2,450

8. Mineral Properties and Deferred Costs

	Auterra	AR	Rabbit North	Rabbit South	Whitehorse	Corona de Cobre	Total
Balance as at February 29, 2004	**1**	**104,928**	**123,713**	**25,000**	**-**	**-**	**253,642**
Acquisition Costs			(3,506)	81,000			77,494
Geology		1,184	9,636	5,933			16,753
Write-down		(106,111)					(106,111)
Balance as at February 28, 2005	**1**	**1**	**129,843**	**111,933**	**-**	**-**	**241,778**
Acquisition Costs					50,000	212,500	262,500
Assays and Analysis			556	24,552			25,108
Drilling				402,499			402,499
Geology			18,429	57,285	12,399	112,042	200,155
Balance as at August 31, 2005	**1**	**1**	**148,828**	**596,270**	**62,399**	**324,542**	**1,132,038**

8. Mineral Properties and Deferred Costs (continued)

a) Auterra Properties

i) By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter.

A finder's fee of $8,000 was paid as a result of these Agreements.

ii) By a Terminated Option Agreement dated August 5, 1999, the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

During the year ending February 28, 2004, the management of the Company resolved to write-down the value of the project to a nominal value.

b) AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty ("NSR")) in twenty-five mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totaling $185,000 ($5,000 paid);
- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and
- Incurring exploration and development expenditures totaling $250,000 ($78,612 paid).

During the year ended February 28, 2005, the management of the Company resolved to write-down the value of this project to a nominal value.

8. Mineral Properties and Deferred Costs (continued)

c) Rabbit North Properties

By an Option Agreement dated December 3, 2002 the Company may acquire a 100% interest (subject to a 3% NSR on gold and silver production and a 2% NSR on all other mineral products produced) in thirteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totaling $245,000 as follows:
  - $ 5,000 within seven days of execution of the Agreement (paid);
  - $ 10,000 on or before April 15, 2003 (paid);
  - $ 20,000 on or before November 30, 2003 (paid);
  - $ 20,000 on or before November 30, 2004 (paid);
  - $ 30,000 on or before November 30, 2005;
  - $ 40,000 on or before November 30, 2006; and
  - $120,000 on or before November 30, 2007.

- Issue 300,000 shares of the Company's capital stock as follows:
  - 100,000 shares of the Company's capital stock to be issued within ten days of TSX Venture Exchange ("TSX") acceptance of the Agreement (issued at a price of $0.11 per share);
  - 100,000 shares on or before November 30, 2004 (issued at a price of $0.11 per share); and
  - 100,000 shares on or before November 30, 2005 (issued at a price of $0.12 per share).

- Incur exploration and development expenditures totaling $1,000,000 as follows:
  - $ 100,000 on or before November 30, 2003;
  - $ 50,000 on or before November 30, 2004;
  - $ 50,000 on or before November 30, 2005;
  - $ 50,000 on or before November 30, 2006; and
  - $ 750,000 on or before November 30, 2007.

Further consideration includes the payment of advance royalties of $25,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one-third of the 3% NSR on gold and silver production for $500,000 and/or one half of the 2% NSR on all other mineral products for $500,000.

By a Mineral Property Option Agreement dated January 28, 2004 the Company granted Ballad Gold & Silver Ltd. ("Ballad") of Vancouver, British Columbia an option to acquire up to a 70% interest in the Company's fifteen Rabbit North claims described above for consideration of:

8. Mineral Properties and Deferred Costs (continued)

c) Rabbit North Properties (continued)

For a 50% interest:

- Cash payments totaling $70,000 as follows:
  - $ 30,000 on or before November 30, 2005; and
  - $ 40,000 on or before November 30, 2006.

- Issue 350,000 shares of Ballad's capital stock as follows:
  - 200,000 shares within ten days of TSX acceptance of the Agreement (received at a price of $0.18 per share); and
  - 150,000 shares within 45 days of receipt of notice that the Company has earned a 50% interest in the claims pursuant to the Agreement dated December 8, 2002 described above.

- Incur exploration and development expenditures totaling $600,000 as follows:
  - $ 100,000 on or before June 30, 2004 (incurred);
  - $ 150,000 on or before November 30, 2004;
  - $ 200,000 on or before November 30, 2005; and
  - $ 150,000 on or before November 30, 2006.

The Company has the right to limit Ballad's interest in the claims to a 50% interest by issuing to Ballad 100,000 shares of the Company's capital stock and foregoing the second tranche of 150,000 shares to be issued by Ballad.

For a 70% interest:

- $130,000 cash on or before November 30, 2007;
- 150,000 shares of Ballad's capital stock on or before November 30, 2007; and
- Incur exploration and development expenditures totaling $400,000 as follows:
  - $100,000 on or before November 30, 2006; and
  - $300,000 on or before November 30, 2007.

Upon Ballad earning either a 50% or 70% interest in the mineral claims the parties shall enter into a joint venture for the further development of the property.

8. Mineral Properties and Deferred Costs (continued)

d) Rabbit South Properties

By an Option Agreement dated January 26, 2004 the Company may acquire a 100% interest (subject to a 3% NSR) in fifteen mineral claims located in the Kamloops Mining Division, British Columbia for consideration of:

- Cash payments totaling $300,000 as follows:
  - $ 25,000 on execution of the Agreement (paid);
  - $ 40,000 on or before January 20, 2005 (paid);
  - $ 50,000 on or before January 20, 2006;
  - $ 50,000 on or before January 20, 2007;
  - $ 50,000 on or before January 20, 2008; and
  - $ 85,000 on or before January 20, 2009.

- Issue 300,000 shares of the Company's capital stock as follows:
  - 100,000 shares of Company's capital stock to be issued within ten days of TSX acceptance of the Agreement (issued at a price of $0.09 per share);
  - 100,000 shares on or before January 20, 2005 (issued at a price of $0.32 per share); and
  - 100,000 shares on or before January 20, 2006.

- Incur exploration and development expenditures totaling $1,500,000 as follows:
  - $200,000 on or before January 20, 2005; (paid)
  - $250,000 on or before January 20, 2006; (paid)
  - $300,000 on or before January 20, 2007;
  - $375,000 on or before January 20, 2008; and
  - $375,000 on or before January 20, 2009.

Further consideration includes the payment of advance royalties of $30,000 per annum commencing November 30, 2008.

The Company may at anytime purchase one third of the 3% NSR for $1,000,000.

8. Mineral Properties and Deferred Costs (continued)

e) Whitehorse Properties

By a Letter Agreement dated January 27, 2005, the Company may acquire a 100% interest (subject to a 3% NSR) in eight mining leases, 16 crown granted mineral claims, and 200 mineral claims located in the Whitehorse Copper Belt, Yukon Territory for consideration of:

- Cash payments totaling $300,000 as follows:
  - $ 50,000 on or before February 11, 2005; (paid)
  - $ 100,000 on or before February 11, 2006; and
  - $ 150,000 on or before February 11, 2007.
- Issue 1,000,000 shares of the Company's capital stock as follows:
  - 200,000 shares of the Company's capital stock to be issued on or before February 11, 2005; (paid)
  - 400,000 on or before February 11, 2006; and
  - 400,000 on or before February 11, 2007.
- Incur exploration and development expenditures totaling $3,500,000 as follows:
  - $ 500,000 on or before February 11, 2006;
  - $1,500,000 on or before February 11, 2007; and
  - $3,500,000 on or before February 11, 2008.

The Company may at any time purchase NSR on the property for $1,000,000 for each percentage.

f) La Corona de Cobre

By an Option Agreement dated March 2, 2005, the Company may acquire a 100% interest in eighty mineral claims located near La Serena, Chile for consideration of:

- Cash payments totaling $760,928 as follows:
  - $460,928 on or before December 31, 2005 as repayment of costs;
  - $90,000 on or before June 30, 2005; (paid)
  - $100,000 on or before October 31, 2005; (paid) and
  - $110,000 on or before February 28, 2006.
- Issue 1,000,000 shares of the Company capital stock as follows:
  - 350,000 shares of the Company's capital stock to be issued within ten days of TSX acceptance of the Agreement; (paid)
  - 325,000 shares on or before March 2, 2006; and
  - 325,000 shares on or before March 2, 2007.
- Incur exploration and development expenditures totaling $3,500,000 as follows:
  - $500,000 on or before December 31, 2005;
  - $1,000,000 on or before June 30, 2006; and
  - $2,000,000 on or before June 30, 2007.

9. Due to Related Parties

Amounts due to Directors, Officers and corporations controlled by the Directors and Officers are unsecured, non-interest bearing and have no specific terms of repayment, accordingly, fair value cannot be readily determined.

10. Share Capital

The authorized share capital of the Company is 50,000,000 shares without par value.
The Company has issued shares of its capital stock as follows:

Date	Issuance	No. of Shares		Amount
29-Feb-04	**Balance as at February 29, 2004**	**12,147,757**	**$**	**2,773,734**
	Issued on exercise of warrants @ $0.10	400,000	$	40,000
	Issued pursuant to property option agreement @ $0.15	100,000	$	15,000
	Issued pursuant to property option agreement @ $0.10	100,000	$	10,000
	Issued for cash under private placement @ $0.06	16,666,667	$	1,000,000
	Issued pursuant to property option agreement @ $0.28	100,000	$	28,000
	Issued for cash under private placement @ $0.28	1,000,000	$	280,000
	Issued on Exercise of options @ 0.28	5,000	$	1,400
	Contributed Surplus allocated		$	245
	Share Issue Cost		$	(141,869)
28-Feb-05	**Balance as at February 28, 2005**	**30,519,424**		**4,006,510**
	Issued on Exercise of warrants @ 0.10	10,000	$	1,000
	Issued on Exercise of options @ 0.28	90,000	$	25,200
	Issued on Exercise of options @ 0.28	5,000	$	1,400
	Issued on Exercise of Warrants @ $0.35	100,000	$	35,000
	Issued on Exercise of Warrants @ $0.35	25,000	$	8,750
	Issued on Exercise of Warrants @ $0.35	25,000	$	8,750
	Issued for cash under private placement @ $0.90	3,500,000	$	3,150,000
	Issued pursuant to property option agreement @ $0.35	350,000	$	122,500
	Issued pursuant to property option agreement @ $0.25	200,000	$	50,000
	Contributed Surplus allocated			
	Share Issue Cost		$	(109,791)
31-Aug-05	**Balance as at August 31, 2005**	**34,824,424**	**$**	**7,299,319**

10. Share Capital (continued)

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of August 31, 2005 and February 28, 2005 and changes during the years then ended is as follows:

	Number of Options	Weighted Ave Exercise Price	Expiry date
Outstanding as at February 29, 2004	**1,200,000**	**$ 0.28**	**2-Oct-05**
Granted	-	-	
Exercised	5,000	$ 0.28	2-Oct-05
Cancelled			
Outstanding as at February 28, 2005	**1,195,000**	**$ 0.28**	**2-Oct-05**
Granted			
Exercised	95,000	$ 0.28	2-Oct-05
Cancelled	120,000	$ 0.28	2-Oct-05
Outstanding as at August 31, 2005	**980,000**	**$ 0.28**	**2-Oct-05**

At August 31, 2005, the Company had outstanding stock options to acquire 980,000 shares at a price of $0.28 per share on or before October 2, 2005.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 24,606,667 as follows:

Number	Exercise Price	Expiry Date
3,590,000	$ 0.10	September 10, 2005
16,666,667	$ 0.10	January 19, 2007
850,000	$ 0.35	February 10, 2007
3,500,000	$ 1.20	July 15, 2007
24,606,667		

11. Related Party Transactions

a) Management fees of $30,000 (2004 - $15,000) were incurred with a corporation controlled by an Officer of the Company.

b) Interest of $nil (2004 - $nil) and rent of $18,000 (2004 – $18,000) were incurred with a corporation controlled by an Officer of the Company.

c) Geological consulting services totaling $1,800 (2004 - $Nil) were incurred with a corporation controlled by an Officer of the Company.

d) The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold & Silver Ltd., the optionee of the Company's Rabbit North properties described in Note 8c.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

13. Commitment

The Company entered into Flow-through Share Subscription Agreements during the year ended February 28, 2005 whereby it is committed to incur on or before December 31, 2005 and renounce to the subscribers, a total of $224,000 of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada. Commencing March 1, 2006, the Company will be liable to pay a tax of approximately 5% per annum, calculated monthly on the unspent portion of the commitment.

The full $244,000 was spent prior to the quarter ended August 31, 2005 and will be renounced in accordance with the Income Tax Act of Canada.

14. Income taxes

At August 31, 2005, the Company's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements. The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these statements.

GLOBAL HUNTER CORP.

Management Discussion and Analysis
for the six month period ended August 31, 2005

GLOBAL HUNTER CORP.

Date of Report: October 28, 2005

OVERVIEW

This Management Discussion and Analysis ("MD&A") provides relevant information on the operation and financial condition of Global Hunter Corp. ("Global" or the "Company") during the period ended August 31, 2005, and has been prepared as of October 28, 2005.

This MD&A supplements but does not form part of the unaudited interim financial statements and related notes for the Company for the period ended August 31, 2005. Thus the following MD&A should be read in conjunction with these financial statements and the Company's audited financial statements for the year ended February 28, 2005.

Global Hunter Corp. is a mineral exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BOB.V". The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

A special resolution was passed by the shareholders of the Company on February 23, 2005 to change the name of the company from Auterra Ventures Inc. Effective February 24, 2005 the Company changed its name from Auterra Ventures Inc.

Global Hunter Corp. is actively exploring several base metal and precious metal properties in Canada and Chile.

MINERAL PROPERTIES

Rabbit North Property

In December 2002, The Company entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 kilometres southwest of the Afton copper-gold mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 hectare block of mineral claims located 25 kilometres southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines, are all close by.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad Gold & Silver Ltd. (BGS.V) pursuant to an option agreement at Rabbit North.

Hole No	Core Size	Interval (m.)	Length (m.)	Au g/t	Cu %
7	NQ2	0-86	86	0.17	0.18
7	NQ2	Incl. 26-42	16	0.30	0.41

7	NQ2	Incl. 18-50	32	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

Seven holes (811 metres) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 grams per tonne gold over an 8 metres intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 metres. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 metres. Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval (m.)	Length (m.)	Au (grams per tonne)
2	NQ2	50-54	4	2.28
2	NQ2	118-122	4	5.10
3	NQ2	54.1-56	1.9	2.39
4	NQ2	72.8-76	3.2	1.42

The property is centred over a large (over 8,000 hectares) alkaline type porphyry copper-gold alteration system, similar in nature to the system that hosts the nearby Afton deposit. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 tonnes @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 metres with the best interval having 27.6 g/t Au over 2 metres. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150 metres below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate the potential for very significant copper-gold mineralization at Rabbit North.

On January 28, 2004, the Company entered into a Mineral Property Option Agreement (the "Agreement") with Ballad Gold & Silver Ltd. ("Ballad"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of The Company in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and The Company.

The underlying option agreement provides The Company with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

The requirements for the year ended February 29, 2004 were satisfied as follows: 100,000 shares were issued upon acceptance for filing by the TSX Venture Exchange, a further 100,000 shares were issued on November 30, 2003; $35,000 cash was paid to the property owners, and $41,713 (net of recoveries) worth of exploration work incurred during the period.

The requirements for the year ended February 28, 2005 were satisfied as follows: 200,000 shares were issued by Ballad and $177,517 worth of exploration work incurred during the period.

The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

As of the date of this report, there is no plan in place to perform exploration on the property; Ballad has until November 30, 2005 to make a property payment and expend approximately $25,000 to meet its commitments or they will be in default.

Rabbit South Property - British Columbia, Canada

By an Agreement dated January 26, 2004, the Company was granted the sole and exclusive right and option to acquire a 100% undivided right, title and interest in and to the Rabbit South gold-copper property, located 20 km southwest of Kamloops in British Columbia, Canada, by issuing 300,000 shares (200,000 shares were issued during the year ended February 28, 2005), paying $300,000 in cash ($65,000 paid during the year ended February 28, 2005), and completing $1,500,000 worth of work staged over 5 years.

The Rabbit South property is a southern extension of the copper gold alteration system at Rabbit North. Previous operators drilled a portion of the Rabbit South system extensively and established the existence of a large body of molybdenum mineralization that is mainly hosted in the eastern lobe of the horseshoe shaped Roper Lake intrusive stock. Previous exploration on the property included drilling of 104 holes; 46 of these holes intersected significant molybdenum mineralization.

As on the Rabbit North property, a prominent enzyme leach anomaly is present on the Rabbit South property. In particular, a large circular coincidental IP chargeability, ground and airborne

magnetometer anomaly, multi-element soil geochemical, and enzyme leach anomaly to test for alkaline copper-gold porphyry mineralization. This anomaly, referred to as Target A, measures approximately 1,500 metres in diameter and has not previously been drill tested. Previous rock sampling in this target area by the property owner returned values up to 444 parts per billion gold and 1,920 parts per billion copper.

During the quarter ended August 31, 2005, the Company drilled 11 diamond drill holes totalling 2,390 metres. A total of 7 holes were drilled on the Roper Lake molybdenum prospect and 4 holes were drilled at the Target A prospect. All seven holes drilled at Roper Lake were designed to confirm and possibly expand the mineralization in Zone A, the southern half of the Roper Lake molybdenum mineralization. All seven holes were successful in intersecting significant molybdenum mineralization; results are tabulated below:

Hole #	Depth (m.)		From (m.)	To (m.)	Length (m.)	Mo (%)
RL05-01	242.8		19.5	141.5	122.0	0.033
RL05-02	270.5		17.5	184.5	167.0	0.045
		incl.	39.0	75.0	36.0	0.068
RL05-03	310.3		15.0	229.5	214.5	0.056
		incl.	15.0	30.0	15.0	0.076
		incl.	67.5	100.5	33.0	0.072
		incl.	114.0	163.5	49.5	0.075
		and	256.5	306.0	49.5	0.038
RL05-04	259.4		46.5	139.5	93	0.043
		incl.	73.5	91.5	18	0.078
RL05-05	159.1		88.5	99	10.5	0.049
RL05-06	181.3		10.67	180	169.33	0.046
		incl.	25.5	46.5	21	0.09
		incl.	70.5	99	28.5	0.077
RL05-07	136.50		42	121.5	79.5	0.063
		incl.	72	100.5	28.5	0.107

Hole 5 was drilled on the eastern edge of the Zone A; although it was successful in intersecting a thin zone of mineralization, the hole also intersected numerous broken zones throughout the hole that indicate that the mineralization is possibly faulted off in this direction.

As of the date of this report, the Company plans to perform a resource calculation on the Roper Lake molybdenum mineralization during the 3rd and 4th quarters as well as to make preliminary plans to drill parts of the northern part of the mineralized zone, referred to as Zone B.

Whitehorse Copper Gold Property-Yukon, Canada

On January 27, 2005 the Company entered into an Option Agreement with H. Coyne and Sons Ltd. to acquire a 100% interest in 9 mining leases, 18 crown granted mineral claims and approximately 200 mineral claims near Whitehorse Yukon, Canada (the "Whitehorse Property").

The Whitehorse Property covers a 30 kilometre long belt of copper bearing skarns occurring at or near the contact between diorites and sediments. Historically the Whitehorse Copper Belt produced copper and gold from several open pits and underground mines. Production numbers reported for the belt between 1967 and 1982 when operations ceased are 267,490,930 pounds of copper, 224,565 ounces of gold, and 2,837,631 ounces of silver from 11,017,738 tonnes of ore milled (average grades

approximately 1.1% Cu, 0.63 g/t Au, and 7.98 g/t Ag). The current owners acquired the majority of the claims in 1998 from Hudson Bay Mining and Smelting Co. Limited.

In June, 2000, the owners conducted a detailed review of previous information and initial geophysical surveys culminating in the drilling of two diamond drill holes to test anomalies. The first hole, GIN-1 intersected 20.42 metres of exoskarn mineralization, not all the core was split for assay and the significant results are tabulated below.

Hole GIN-1

From (m)	To (m)	Intersection (m)	Cu (%)
89.8	92.3	2.5	10.97
92.3	95.7	3.4	not assayed
95.7	96.6	1.0	0.51
96.6	101.4	4.8	not assayed
101.4	105.2	3.9	0.90

The second hole GIN-2 failed to intersect the contact zone between the sediments and diorite.

The Company may acquire a 100% interest in the Property by paying $300,000, issuing 1 million common shares and expending $3.5 million in exploration over 3 years. The vendor will retain a 3% NSR over all claims on which underlying royalties do not exist and the difference between 3% and the underlying royalty on all other claims. The Company has the option to acquire the vendor's NSR for $1 million for each 1%.

The Option Agreement was accepted by the TSX Venture Exchange subsequent to the quarter ended May 31, 2005 and the Company is currently making plans to perform exploration on the property.

Corona de Cobre, Chile

Subsequent to the year ended February 28, 2005, the Company announced that it had entered into an Option Agreement to acquire a 100% interest in eighty mineral claims located near La Serena, Chile for the following consideration:

Cash payments totalling $760,298 as follows:

- $460,928 on or before December 31, 2005 as repayment of costs;
- $90,000 on or before June 30, 2005;
- $100,000 on or before October 31, 2005; and
- $110,000 on or before February 28, 2006.

Issue 1,000,000 shares of the Company capital stock as follows:

- 350,000 shares of the Company's capital stock to be issued within ten days of TSX acceptance of the Agreement;
- 325,000 shares on or before March 2, 2006; and
- 325,000 shares on or before March 2, 2007.

Incur exploration and development expenditures totalling $3,000,000 as follows:

- $500,000 on or before December 31, 2005; and
- $3,000,000 on or before June 30, 2007.

The Corona de Cobre property covers over 17,000 hectares and lies within the Coastal Belt of the Andean Cordillera of Chile, often referred to as the Chilean Iron Belt. The property is located approximately seventy kilometres north of the city of La Serena and is cut by the Pan American Highway, is readily accessible to water, the electrical power grid and rail lines.

The property is underlain by lower Cretaceous aged andesites in contact with mid-Cretaceous aged granodiorites of the Coastal Batholith. Copper +/- gold mineralization is hosted in a number of shear zones within the Atacama Fault Zone. One of these structures, Los Posadas, has been traced for over 2,400 metres of strike length, averaging between 40 and 60 metres in width with copper oxide mineralization to an average depth of 140 metres.

Recent exploration on the property focused mostly on one shear zone, Las Posadas, where previous work has outlined significant copper oxide/sulphide +/- gold mineralization. Substantial potential exists for additional shear zone hosted mineralization, including previously identified structures relatively similar in nature to Las Posadas. Previous work on the current land package has also identified larger scale targets for Iron Oxide Copper-Gold (IOCG) and porphyry copper-gold styles of mineralization that are represented by several large alteration and mineralized zones.

The Option Agreement was accepted by the TSX Venture Exchange subsequent to the quarter ended May 31, 2005 and the Company is making plans to begin exploration on the property in August, beginning with a 3,500 metre reverse circulation along with 1,000 metres of diamond drilling in an infill drill program at Las Posadas along with regional mapping and sampling on targets elsewhere on the property. The Company intends to expend approximately $750,000 in this program.

Other Properties - British Columbia, Canada

Cairn Gold Properties

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares in the Toodoggone Mining District, an area with a history of exploration and mining and home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and provided samples with mineralization of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet the Issuer's terms. Northgate explorations, the successor of Royal Oak, has also in the past attempted to acquire an interest in the Cairn. No agreement was concluded.

During the year ended February 29, 2004, in accordance with Accounting Guideline 11 - Enterprises in the Development Stage, the Company was required to write down the Company's property where no

exploration was conducted in prior 3 years. The management of the Company resolved to write down the value of the properties to a nominal value. This write down for accounting purposes in no way affects The Company's view of future prospects for these claims. The Company is monitoring exploration in the area and is developing a plan for further exploration of these claims.

Castle Mountain Property

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Golden Eagle Gold Property

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, the Issuer believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

The Company holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

During the year ended February 29, 2004 the management of the Company resolved to write down the value of the property to a nominal value.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

In September 2000, The Company entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company. The Company had the right to earn a 70% undivided interest in the AR property by making cash payments to Cabin Creek totalling $185,000 over a 5 year period and issuing 100,000 common shares of the Issuer. The Company was also responsible for funding exploration costs totalling $250,000 over a period of five years.

During the year ended February 28, 2005 the Company's management resolved to write-off the AR Property. The Company recorded $106,112 loss on write-off of the AR Property at February 28, 2005.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Furniture and fixtures	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company adopted the revised requirements of the CICA Handbook Section 3870 effective March 1, 2003, whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the last three audited fiscal years ended February 28, 2005, February 29, 2004, and February 28, 2003:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
	$	$	$
Revenue	-	-	-
Net loss	(375,919)	(544,385)	(191,415)
Basic and diluted loss per share	(0.03)	(0.06)	(0.02)
Total assets	1,008,866	327,401	447,199

The significance of these numbers is discussed under "Results of Operations" and "Liquidity and Capital Resources".

RESULTS OF OPERATIONS

The Company had no revenue in the current period and in the past three years presented in the table above. The Company finances its operations mainly by equity financing and advances from related parties. Net loss for the period ended August 31, 2005 was $153,312 or $0.004 per share, comparable to the net loss of $62,366 for the period ended August 31, 2004. The Company is active on three separate mineral exploration properties and has increased expenses compared to the same period in 2004 in such categories as consulting due to the fact that contract consultants and labourers perform most of the exploration work.

The general trend is for most general and administrative expenses to increase now that the Company is more actively working on more projects, some of which are not located in British Columbia, the previous focus of the Company's exploration. For example, office and miscellaneous fees, legal fees, and Travel and promotion expenses were all higher during the period ended August 31, 2005 compared to the period ended August 31, 2004. Part of the increase in legal fees during this period is a result of work performed on private placements.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected unaudited financial information for each of the last eight quarters:

Description	Aug 31 2005 $	May 31 2005 $	Feb 28 2005 $	Nov 30 2004 $	Aug 31 2004 $	May 31 2004 $	Feb 29 2004 $	Nov 30 2003 $
Net Revenues:	0	0	0	0	0	0	0	0
Net income or loss:								
Total	(153,312)	(70,200)	(93,704)	(155,003)	(54,820)	(152,180)	(173,845)	(278,906)
Per share	(0.004)	(0.002)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)

Quarterly results are highly variable for exploration companies depending on whether the company has abandoned any properties or granted any stock options. None of these kinds of extraordinary items occurred during the period ended August 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2005, the Company had working capital of $2,677,427 compared to the working capital deficiency of $47,677 at August 31, 2004.

The Company has no revenue generating operations from which it can internally generate funds. It relies on the sale of its own shares as needed. Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations and exploration programs.

In the year ended February 28, 2005, the Company completed two private placements:

a) On January 19, 2005, the Company closed a non-brokered private placement of 16,666,667 units at $0.06 per unit. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.10 per share. 3,733,334 shares of the private placement were issued on a flow-through basis.

b) On February 9, 2005, the Company closed a non-brokered private placement of 1,000,000 units at a price of $0.28 per unit, which was announced on January 24, 2005. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant will entitle the purchaser to purchase one additional share exercisable for a period of two years, at a price of $0.35 per share. In the event that the closing price of the Company's shares exceeds $1.20 for a period of 20 consecutive trading days, at the Company's election, the exercise period ("Exercise Period") will be reduced to 30 days commencing on the date following the date the Company provides to the Holder notice of the commencement of the Exercise Period and the Warrants will thereafter expire at 4:30 p.m. (Vancouver Time) on the last day of the 30 day Exercise Period referenced above. The shares and any shares issued upon exercise of the warrants

shall not trade on or before March 25, 2005 under the BC Securities Act and the TSX Venture Exchange Policies.

c) On July 20, 2005, the Company closed a non-brokered private placement of 3,500,000 units at a price of $0.90 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant will entitle the purchaser to purchase one additional share exercisable for a period of two years, at a price of $1.20 per share. The shares and any shares issued upon exercise of the warrants shall not trade on or before November 15, 2005 under the BC Securities Act and the TSX Venture Exchange Policies

SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

Authorized:

Unlimited common shares without par value

	August 31, 2005		August 31, 2004	
Issued:	Number of Shares	$	Number of Shares	$
Balance at the beginning of period	30,619,424	4,032,711	12,147,757	2,773,734
For cash:			400,000	40,000
Issued on Exercise of Options @ $0.28	5,000	1,400		
Issued on Exercise of Warrants @ $0.10	150,000	52,500		
Issued for Cash under Private Placement@ $0.90	3,500,000	3,150,000		
Share subscriptions receivable	-	-	-	-
For mineral properties @ $0.35	350,000	122,500		
For mineral properties @ $0.25	200,000	50,000	-	-
Contributed surplus allocated	-	-		
Share Issue Costs	-	(109,791)	-	-
Balance at the end of period	34,824,424	7,299,319	12,547,757	2,813,734

Share Purchase Warrants

At August 31, 2005, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,590,000	$0.10	September 10, 2005
16,666,667	$0.10	January 19, 2007
1,000,000	$0.35	February 10, 2007
3,500,000	$1.20	July 15, 2007
24,606,667		

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the plan may not exceed ten percent of the issued and outstanding shares of the Company at the relevant time. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Stock options granted to consultants providing investor relations activities under the Plan are subject to vesting restrictions such that one-quarter of the option shall vest every three months such that the entire option shall have vested twelve months after the award date.

A summary of the status of the Company's stock options as of August 31, 2005 and August 31, 2004 and changes during the periods then ended is as follows:

	August 31, 2005		August 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,105,000	$0.28	-	-
Granted	-	-	1,200,000	$0.28
Exercised	5,000	0.28	-	-
Cancelled	120,000	0.28		
Options outstanding and exercisable at end of period	980,000	$0.28	1,200,000	$0.28

At August 31, 2005, the Company had stock options outstanding to acquire 980,000 common shares at a price of $0.28 per share on or before October 2, 2005.

Effective March 1, 2003, the Company adopted a fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. No compensation expense has been recognized in the statement of operations during the period ended August 31, 2005, as no stock options were granted.

OFF BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

a) Management fees of $30,000 (2004 - $15,000) were incurred with a corporation controlled by an Officer of the Company.

b) Rent of $18,000 (2004 - $nil) was incurred with a corporation controlled by an Officer of the Company.

c) Geologic consulting services totalling $1,800 (2004 – Nil) were incurred with a corporation controlled by an Officer of the Company.

d) The Chief Financial Officer of the Company is also the Chief Financial Officer of Ballad Gold & Silver Ltd., the optionee of the Company's Rabbit North properties.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

FOURTH QUARTER

There were no major items that affected operations in the fourth quarter.

CHANGES IN ACCOUNTING POLICIES

The Company is required to adopt recent changes to accounting standards on stock based compensation which will require it to exercise the fair value method of accounting to cover all stock option grants.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payables and accrued liabilities.

OTHER INFORMATION

N/A

RISKS AND UNCERTAINTIES

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD-LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

GLOBAL HUNTER CORP.

Stock Exchange	TSX Venture Exchange
Symbol	BOB.V
Management Team	Rod Husband, P. Geo.; Director and President Ray Roland: Director and Chief Financial Officer
Independent Directors	Vic Berar Tom Torrance Stephen Kenwood, P. Geo.
Auditors	Jones Richards & Co., Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	300 – 905 West Pender Street Vancouver, British Columbia Canada V6C 1L6 Tel: (604)681-4653 Fax: (604)683-6557

82-4653

AUTERRA VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brian Harris, President and Chief Executive Officer for **Auterra Ventures Inc**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Auterra Ventures Inc.** (the issuer) for the interim period ending **August 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 29, 2004

"Brian Harris"
Brian Harris
President & CEO

82-4653

AUTERRA VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond Roland, Chief Financial Officer for **Auterra Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Auterra Ventures Inc.** (the issuer) for the interim period ending **August 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 29, 2004

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-4653

AUTERRA VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Auterra Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Auterra Ventures Inc.** (the issuer) for the interim period ending **November 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: January 31, 2005

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-4653

AUTERRA VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Brian Harris, President and Chief Executive Officer for **Auterra Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Auterra Ventures Inc.** (the issuer) for the interim period ending **November 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: January 31, 2005

"Brian Harris"
Brian Harris
President & CEO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Rod Husband, President & CEO of Global Hunter Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Hunter Corp. for the interim period ending May 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented by the interim filings;

Date: July 29, 2005

"Rod Husband"
Rod Husband
President & CEO

82-4653

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, CFO of Global Hunter Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Hunter Corp. for the interim period ending May 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented by the interim filings;

Date: July 29, 2005

"*Raymond Roland*"
Raymond Roland
CFO

82-4653

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Rod Husband, President & CEO of Global Hunter Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Global Hunter Corp. for the interim period ending August 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented by the interim filings;

Dated October 31, 2005

"Rod Husband"

Rod Husband
President and Chief Executive Officer

82-4653

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, CFO of Global Hunter Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Global Hunter Corp. for the interim period ending August 31, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented by the interim filings;

Dated October 31, 2005

"Raymond Roland"

Raymond Roland
Chief Financial Officer

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

September 16, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

RABBIT SOUTH PROPERTY OPTION AGREEMENT ACCEPTED FOR FILING

Auterra Ventures Inc. ("Auterra") is pleased to announce that the TSX Venture Exchange has accepted for filing a Mineral Property Option Agreement dated January 26, 2004 granting Auterra an option to earn up to a 100% interest in the Rabbit South Property located near Kamloops, British Columbia.

Auterra has issued a total of 100,000 common shares to the Vendors at a deemed price of $0.28 per share pursuant to the terms of the Option Agreement. These shares are subject to a hold period and may not be traded until January 17, 2005. The Rabbit South Property is subject to a 3% net smelter returns royalty on all minerals produced and advance royalties in favour of the Vendors.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

October 19, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

SHARE CONSOLIDATION AND NAME CHANGE

Auterra Ventures Inc. has called a Special General Meeting of shareholders to be held on December 20, 2004, to consider and approve either a 2.5 old for 1 new or a 3.5 old for 1 new consolidation of its share capital, and a name change to "Auterra Resources Ltd.".

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris, Director

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

November 5, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

Auterra Ventures Inc. (the "Company") is pleased to announce that its unaudited interim financial statements for the period ended August 31, 2004 have been filed. The Company incurred a net loss of $207,000 ($0.02 per share) for the period ended August 31, 2004 as compared to a net loss of $91,634 ($0.01 per share) for the six months ended August 31, 2003. The increase in the net loss of $115,366 in the most recent six-month period was mainly due to the $104,928 write-off of the resource property costs recorded by the Company during the period.

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris, President

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

November 5, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard &-Poor's Listed

$1,000,000 PRIVATE PLACEMENT

Auterra Ventures Inc. ("Auterra") is pleased to announce that it has agreed to a private placement of its securities to raise $1,000,000. The private placement will consist of the issuance of 16,666,667 units at $0.06 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.10 per share. A portion of the private placement will be issued on a flow-through basis.

A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by TSX Venture Exchange.

Proceeds of the private placement are to be used for working capital, exploration and general corporate purposes.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

November 23, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

SHARE CONSOLIDATION AND NAME CHANGE

Further to the news release of October 19, 2004, Auterra Ventures' Special General Meeting of shareholders will be held on December 20, 2004 for shareholders' consideration and, if deemed acceptable, approval of share capital consolidation proposals varying from 1.5 old for one new to to 3.5 old for 1 new, and a name change to "Auterra Resources Ltd." or such other name as the Directors of the Company may choose.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

December 20, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

Share Consolidation approved by Shareholders ("AUW.V")

Auterra Ventures Inc. (the "Company") wishes to announce that at its Special General Meeting held earlier today, shareholders approved by special resolutions the following share capital consolidations: 1.5 old for one new; 2 old for one new; 25 old for one new and 3.5 old for one new. In addition, shareholders authorized the Directors at their discretion to select a consolidation ratio, and a name change to "Auterra Resources Inc." or such other name as they may choose.

The share consolidation and change of name are subject to acceptance for filing by the TSX Venture Exchange.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

January 19, 2005

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

PRIVATE PLACEMENT

Auterra Ventures Inc. announces that it has closed its non-brokered private placement of 16,666,667 units at $0.06 per unit, previously announced on November 5, 2004. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.10 per share. 3,733,334 shares of the private placement were issued on a flow-through basis.

The shares and any shares issued upon exercise of the warrants are restricted from trading on or before May 21, 2005 under the BC Securities Act and the TSX Venture Exchange Policies.

Proceeds of the private placement are to be used for working capital, exploration and general corporate purposes.

AUTERRA VENTURES INC.

Per: ***"Raymond Roland"***
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

January 20, 2005

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

RABBIT NORTH, RABBIT SOUTH EXPLORATION UPDATE

Auterra Venture Inc. is pleased to announce that it is coordinating plans for the further exploration of the Rabbit North and Rabbit South exploration projects in Central BC.

Rabbit North

At Rabbit North, a June, 2004 drill program, conducted by Joint venture partner Ballad Gold and Silver Ltd., consisted of seven drill holes totaling 811 metres. The initial six holes targeted a postulated epithermal gold system identified by Enzyme Leach central low anomalies and results from drilling conducted in 1997 that returned up to 15.5 grams per tonne gold over an eight-metre intercept.

The results of the drill program were initially disclosed in a news release dated July 19, 2004. Holes 1 and 5 were abandoned and hole 6 did not reach target depth because of drilling difficulties. Three drill holes were completed to target depth. Results of interest include:

Hole No.	From (m)	To (m)	Intercept (m)	Au (g/t)	Cu (ppm)
2	50	54	4	2.28	261
2	118	122	4	5.10	104
3	54.1	56	1.9	2.39	552
4	72.8	76	3.2	1.42	-
6	82.38	83.82 (eoh)	1.44	0.39	1698

The final drill hole #7 targeted porphyry copper-gold mineralization identified at the Chrysocolla showing which assayed up to 1.94% copper and 2.42 grams/tonne gold over 1.4 metres. Results of interest include:

Hole No.	From (m)	To (m)	Intercept (m)	Au (g/t)	Cu (%)
7	0	86	86	0.17	0.18
incl	18	50	32	0.20	0.27
incl	26	42	16	0.30	0.41

Drill Hole 7 results demonstrate the occurrence of alkaline porphyry copper-gold mineralization. The results from the initial six holes confirm the presence of epithermal

gold mineralization which may represent the periphery of an alkaline porphyry copper-gold target.

Auterra has an option to acquire a 100-per-cent interest in Rabbit North by issuing shares (300,000); paying cash ($300,000); and incurring $1.5-million in exploration expenditures over five years. The property is subject to a net smelter return royalty in favour of the vendors: 2 per cent for base metals and 3 per cent for gold. A 1-per-cent portion of each royalty can be acquired. Ballad in turn has an agreement, dating from Jan. 28, 2004, to earn up to 70 per cent of Auterra's interest by paying cash ($200,000); incurring work ($1-million); and issuing shares (500,000) to Auterra before Nov. 17, 2007. Auterra has the election to limit Ballad's interest to 50 per cent after Ballad has incurred $600,000 in exploration expenditures.

Rabbit South

At Rabbit South the property owners have completed in-depth compilations of the geological, soil geochemical, induced polarization and drilling data available in the public domain. From that information, three new drilling targets have been identified. These targets have been further refined by new geochemical techniques that the owners have conducted on the property. The Rabbit South displays similar geology to Rabbit North. Auterra's geologists are currently conducting a detailed review of the available information on its Rabbit South property.

Auterra has the option to acquire the Rabbit South property by issuing 300,000 shares, paying $300,000 in cash and completing $1.5-million worth of work staged over five years. The requirements in the initial year are 100,000 shares, $25,000 cash and $200,000 in exploration. The property is subject to a net smelter return royalty in favour of the vendors totalling 3 per cent for base metals and 3 per cent for gold and silver. Portions of these royalties are purchasable by Auterra for cash.

The Rabbit North and Rabbit South projects contain the only major untested drill targets in the triangular area formed by the Craigmont, Highland Valley and Afton mines in south-central British Columbia, Canada. These mines have a combined total production value to date of approximately $18 billion making this area the principal copper producing area in British Columbia. New discoveries at the Rabbit properties would benefit by infrastructure availability.

Stephen Kenwood, P. Geo., was the Qualified Persons that reviewed this news release.

AUTERRA VENTURES INC.

Per: ***"Raymond Roland"***
Raymond Roland, Director

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

January 20, 2005

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

PRIVATE PLACEMENT

Auterra Ventures Inc. has agreed to a private placement of its securities to raise $280,000. The private placement will consist of the issuance of 1,000,000 units at $0.28 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the company at a price of $0.35 per share.

A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by TSX Venture Exchange.

Proceeds of the private placement are to be used for working capital, exploration and general corporate purposes.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

82-4653

RECEIVED
2005 NOV 29 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

February 1, 2005

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

WHITEHORSE COPPER GOLD PROPERTY TO BE ACQUIRED

Auterra Ventures Inc. (TSX Venture Exchange symbol "AUW") has entered into an Option Agreement with H. Coyne and Sons Ltd. to acquire a 100% interest in 9 mining leases, 18 crown granted mineral claims and approximately 200 mineral claims near Whitehorse Yukon, Canada (the "Property").

The Whitehorse Property covers a 30 kilometre long belt of copper bearing skarns occurring at or near the contact between diorites and sediments. Historically the Whitehorse Copper Belt produced copper and gold from several open pits and underground mines. Production numbers reported for the belt between 1967 and 1982 when operations ceased are 267,490,930 pounds of copper, 224,565 ounces of gold, and 2,837,631 ounces of silver from 11,017,738 tonnes of ore milled (average grades approximately 1.1% Cu, 0.63 g/t Au, and 7.98 g/t Ag). The current owners acquired the majority of the claims in 1998 from Hudson Bay Mining and Smelting Co. Limited.

In June, 2000, the owners conducted a detailed review of previous information and initial geophysical surveys culminating in the drilling of two diamond drill holes to test anomalies. The first hole, GIN-1 intersected 20.42 metres of exoskarn mineralization, not all the core was split for assay and the significant results are tabulated below.

Hole GIN-1

From (m)	To (m)	Intersection (m)	Cu (%)
89.8	92.3	2.5	10.97
92.3	95.7	3.4	not assayed
95.7	96.6	1.0	0.51
96.6	101.4	4.8	not assayed
101.4	105.2	3.9	0.90

The second hole GIN-2 failed to intersect the contact zone between the sediments and diorite.

Auterra may acquire a 100% interest in the Property by paying $300,000, issuing 1 million common shares and expending $3.5 million in exploration over 3 years. The vendor will retain a 3% NSR over all claims on which underlying royalties do not exist and the difference between 3% and the underlying royalty on all other claims. Auterra has the option to acquire the vendor's NSR for $1 million for each 1%.

Stephen Kenwood, P. Geo., was the Qualified Person who reviewed this news release.

The Option Agreement is subject to acceptance by the TSX Venture Exchange.

Auterra also announces that Rod W. Husband, P Geo. has agreed to join the company's board of directors. Mr. Husband has 20 years experience as an exploration geologist and over 10 years experience in management of exploration companies.

AUTERRA VENTURES INC.

Per: ***"Raymond Roland"***
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

February 10, 2005

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

PRIVATE PLACEMENT

Auterra Ventures Inc. ("Auterra") has closed its non-brokered private placement of 1,000,000 units at $0.28 per unit, previously reported in Stockwatch on January 24, 2005. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.35 per share. A finders fee is payable in cash on a portion of the private placement.

The shares and any shares issued upon exercise of the warrants are restricted from trading on or before June 10, 2005, under the B.C. Securities Act and the TSX Venture Exchange policies. Proceeds of the private placement are to be used for working capital, exploration and general corporate purposes.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

February 14, 2005

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

Auterra Ventures Inc. (the "Company") is pleased to announce that its unaudited interim financial statements for the nine month period ended November 30, 2004 have been filed. Net loss for the nine months ended November 30, 2004 was $362,003 or $0.03 per share as compared to a loss of $370,210 or $0.03 per share for the nine-months ended November 30, 2003. The Company recorded $104,928 loss on write-off of mineral properties, $43,882 loss on write-off of accounts receivable, and $26,838 loss on long term debt settlement during the nine-months ended November 30, 2004. In addition the increase of $29,119 in consulting, $13,434 in office and miscellaneous expenditures and $21,773 in shareholder communication expenses contributed to the net loss for the period. The management fees decreased by $6,000, legal fees decreased by $133,703 and transfer agent and filing fees decreased by $5,128, offsetting the increase in other expenditures.

Subsequent to November 30, 2004, Auterra has entered into an Option Agreement with H. Coyne and Son Ltd. to acquire a 100% interest in 9 mining leases, 18 crown granted mineral claims and approximately 200 mineral claims near Whitehorse Yukon, Canada (the "Whitehorse Property").

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

February 23, 2005

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

Auterra Ventures Inc. (the "Company") is pleased to announce that it has obtained approval from the TSX Venture Exchange to change its name to **Global Hunter Corp.** with a new trading symbol "BOB", effective February 24, 2005.

There is no consolidation of capital.

The Company is classified as an "Exploration/Development" company by the TSX Venture Exchange.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

global hunter

Global Hunter Corp.
501 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6

La Corona de Cobre Chile Copper / Gold project to be acquired

March 2, 2005

Global Hunter Corp. (TSX Venture Exchange symbol "BOB") is pleased to announce it has entered into an Option Agreement to acquire a 100% interest in certain mineral concessions near La Serena, Chile, generally known as the "La Corona de Cobre Project".

The Corona de Cobre mineral concessions cover over 17,000 hectares and lie within the Coastal Belt of the Andean Cordillera of Chile, often referred to as the Chilean Iron Belt. The property is located approximately seventy kilometres north of the city of La Serena and is cut by the Pan American Highway, readily accessible to water, electrical power grid and rail lines.

The property is underlain by lower Cretaceous aged andesites in contact with mid-Cretaceous aged granodiorites of the Coastal Batholith. Copper, often with associated gold mineralization is hosted in a number of shear zones within the Atacama Fault Zone. One of these structures, Los Posadas, has been traced for over 2,400 metres of strike length, averaging between 40 and 60 metres in width with copper oxide mineralization to an average depth of 140 metres.

Recent exploration on the property focused mostly on one shear zone, Las Posadas, where previous work has outlined significant copper oxide/sulphide and gold mineralization. Substantial potential exists for additional shear zone hosted mineralization, including previously identified structures relatively similar in nature to Las Posadas. Previous work on the current land package has also identified larger scale targets for Iron Oxide Copper-Gold (IOCG) and porphyry copper-gold styles of mineralization that are represented by several large alteration and mineralized zones.

Over the last fifteen years portions of the Chilean Iron Belt have received considerable exploration due to significant IOCG discoveries at Candelaria and Manto Verde. It has been suggested that these and other copper and copper-gold deposits in the Chilean Iron Belt are associated with structures along the Atacama Fault Zone, a north-northeast trending regional structure that stretches for over 1,000 kilometres along the Iron Belt. The Corona de Cobre District, toward the southern end of the Atacama Fault Zone, embraces an exposed swarm of over ten strong shear zones at the double intersection of the Atacama Fault Zone and the east-west trending Tres Cruces and Agua Grande fault zones.

From 1995-1997, Noranda performed exploration on a 2,000 hectare package covering mainly the Las Posadas shear zone, which is located in the western portion of the current concessions comprising the Corona de Cobre Project. Exploration was performed in an area that is almost completely covered by colluvial gravels with the exception being a

small window on a basement high which includes outcropping mineralization. Noranda drilled 23 reverse circulation drill holes, testing a strike length of about 1,300 metres and to depths of approximately 200 metres below surface. Based on data from two trenches and the first sixteen drill holes, Noranda calculated a preliminary geological resource estimate for the oxide and sulphide parts of the structure, using an approximate cutoff grade of 0.3% copper, which is summarized below.

Category	Tonnes	Cu (%)	Au (ppb)
Oxide	10,283,517	0.94	98
Sulphide	14,585,063	1.11	109

In 1997, Computer Aided Geoscience Inc. of Melbourne, Australia was commissioned by Augusta Metals Inc. to perform a resource analysis of the Las Posadas mineralization. This resource analysis, dated August 6 1997, reported a Geologic Resource for Los Posadas at cutoff grades ranging from 0% copper to 1.0% copper and is summarized in a table below. The Resource calculations were based on data from 29 drill holes at a nominal spacing of 100 metres with infill spacing of 50 metres. A total of 1,800 metres of strike was tested, principally from one and two hole drill sections.

	Oxide		Sulphide		Total	
Cutoff Grade (% Cu)	Tonnes (millions)	Copper (%)	Tonnes (millions)	Copper (%)	Tonnes (millions)	Copper (%)
1.0	2.9	1.88	1.8	2.4	4.7	2.08
0.9	3.3	1.76	2.4	2.02	5.7	1.87
0.8	3.9	1.63	3.2	1.73	7.1	1.67
0.7	4.6	1.5	3.8	1.58	8.4	1.54
0.6	5.6	1.35	4.6	1.41	10.2	1.38
0.5	6.8	1.21	5.7	1.24	12.5	1.22
0.4	8.6	0.94	7.3	1.07	15.9	1.06
0.3	11.5	0.87	9.5	0.91	21.0	0.88
0.2	15.5	0.71	12.5	0.75	28.0	0.73
0.1	22.2	0.54	17	0.59	39.2	0.56
0.0	23.6	0.51	17.6	0.57	41.2	0.54

The Property owners have provided the Company with access and copies of all historical data collected on the property, including drill sections and logs, trench plans and associated assay data. This data was reviewed by Qualified Persons as defined by National Instrument 43-101, including Stephen Kenwood, P. Geo., who has prepared the technical information contained herein. While all of the historical data reviewed is considered complete and the procedures followed appear to be reliable, the Company has not completed the necessary work to verify the classification of this resource. Therefore the Company is not treating them as a National Instrument 43-101 resource verified by a QP and as a result the historical estimate should not be relied upon.

"The potential for the Corona de Cobre property is very significant, given that only one of the many shear zone hosted copper oxide targets has been tested by drilling. The numerous known mineralized shear zones together with the larger scale alteration zones that are considered to be IOCG or copper-gold porphyry targets create highly prospective

areas for further exploration", reports Steve Kenwood, director and exploration manager of Global Hunter. "The property is in a country that is extremely amenable to mining and the property area itself benefits from excellent infrastructure that, when combined with favourable commodity prices make development of these types of projects all the more attractive."

Global Hunter has the option to acquire to acquire a 100% legal and beneficial right, title and interest in and to the mineral claims comprising the "La Corona de Cobre Project" subject only to a 2% net smelter returns royalty (the "NSR") reserved to the underlying Optionor by:

1. issuing 1,000,000 common shares over a period of two (2) years from TSX Venture Exchange acceptance for filing of the option agreement;

2. property payments of US$300,000, as follows:

    a. US$90,000 on or before June 30, 2005
    b. US$100,000 on or before October 31, 2005
    c. US$110,000 on or before February 28, 2006

3. making cumulative exploration expenditures on the Property totaling US$3,000,000 on or before June 30, 2007, as follows:

    (a) Not less than US$500,000 on or before December 31, 2005, (US$200,000 paid)
    (b) The balance on or before the June 30, 2007.

4. reimbursing expenditures of US$380,926 not later than December 31, 2005.

The Option Agreement is subject to acceptance for filing by the TSX Venture Exchange. For further information, please contact us at (604) 669-5819.

GLOBAL HUNTER CORP.

Per: "Stephen Kenwood"
Stephen Kenwood, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4653

gl bal hunter
tsx.v:bob

300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6
Telephone: (604) 681-4653 Fascimile: (604) 683-6557

NEWS RELEASE

April 8, 2005 **TRADING SYMBOL - TSX.V : BOB**

Global Hunter Corp. ("the Company") announces that Mr. Brian Harris has resigned as President and Director of the Company to pursue other interests. Mr. Rod Husband has replaced him as President. The Company wishes Mr. Harris well with all his future endeavors.

On Behalf of the Board of Directors
GLOBAL HUNTER CORP.

Signed "Stephen Kenwood"

Stephen Kenwood, P.Geo
Director

Contact:
Investor Relations: (604) 681-4653 or 1-866-282-8398
Email: info@globalhunter.ca or visit our Website: www.globalhunter.ca

82-4653

global hunter

300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6

NEWS RELEASE – Work to Commence on Rabbit Projects

April 15, 2005 **TRADING SYMBOL – TSX.V : BOB**

Global Hunter Corp. ("the Company") is pleased to announce it has made arrangements with Kluane Drilling Ltd. of Whitehorse, YT to commence drilling on its Rabbit North and South projects and a diamond drill is currently being mobilized to the project. Drilling is planned to commence the first week of May 2005.

The Company's initial program will consist of approximately 2,500 metres of diamond drilling designed to follow-up on results from previous drilling that confirmed the existence of three styles of mineralization on the two properties: Alkaline Porphyry Copper – Gold; Epithermal Gold associated with alkaline porphyries; and Porphyry Molybdenum.

Rabbit North

Approximately 600 metres will be drilled in 3 holes at Rabbit North to test for additional alkaline copper-gold porphyry mineralization in an area identified by previously drilling. Results of previous work are summarized as follows:

Hole No.	From (m)	To (m)	Intercept (m)	Au (g/t)	Cu (ppm or %)
2004-2	38.71	68	29.3	0.65	82
incl	50	54	4	2.28	261
2004-2	116	180	64.0	0.58	114
incl.	118	122	4	5.10	104
2004-3	54.1	56	1.9	2.39	552
2004-4	72.8	76.3	3.5	1.42	330
2004-6	82.38	83.82 (eoh)	1.44	0.39	1,698
2004-7	0	86	86	0.17	0.18%
incl.	26	42	16	0.30	0.41%

Rabbit South

Approximately 1,000 metres of drilling at Rabbit South will confirm and expand on porphyry molybdenum mineralization identified in previous drill holes. Seventy percussion holes drilled to an average depth of 80 metres and several confirmation diamond drill holes have identified a large horseshoe shaped area of molybdenum mineralization measuring 2,500 metres long and between 400 and 500 metres wide which remains open to the east. This mineralization is associated with the Roper Lake granitic stock and occurs from surface to depths of approximately 100 metres. Highlights of the previous drilling include intersections of: **0.080% Mo over 77.1 metres; 0.077% Mo over 45.7 metres; 0.072% Mo over 61.0 metres; 0.068% Mo over 39.6 metres; and 0.064% Mo over 68.0 metres**.

An additional 800 metres of drilling will be conducted to test a large circular coincidental: IP chargeability; ground and airborne magnetometer; soil geochemisty; and

enzyme leach anomaly to test for alkaline copper-gold porphyry mineralization. This anomaly measures approximately 1,500 metres in diameter.

The Rabbit Projects are located in central BC between the Afton (14 km to the northeast) and Highland Valley (25 km to the southwest) mines.

Stephen Kenwood, P. Geo., was the Qualified Persons that reviewed this news release.

La Corona de Cobra

The Company also wishes to announce that it has received conditional acceptance from the TSX Venture Exchange ("TSX") for the acquisition of the La Corona de Cobra Project in Chile. Final TSX acceptance is conditional upon the Company providing an updated title opinion for the property, and providing evidence of sufficient working capital to fund ongoing operations.

On Behalf of the Board of Directors
GLOBAL HUNTER CORP.

Signed "Stephen Kenwood"

Stephen Kenwood, P.Geo
Director

Contact:
Investor Relations: (604) 681-4653 or 1-866-282-8398
Email: info@globalhunter.ca or visit our Website: www.globalhunter.ca

82-4653

globalhunter

300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6
Tel: (604) 681-4653 Fax: (604) 683-6557

NEWS RELEASE – DRILLING COMMENCES ON RABBIT SOUTH PROPERTY

June 15, 2005 **TRADING SYMBOL – TSX.V : BOB**

Global Hunter Corp. ("the Company") is pleased to announce that further to its news release dated April 15, 2005, the 8 hole, 2,000 metre diamond drilling program on its Rabbit South property, located 25 kilometres southwest of Kamloops, BC, is underway.

The first six holes are targeted on molybdenum mineralization that occurs throughout the Roper Lake granite, a horseshoe-shaped intrusion trending northwesterly and measuring 2,500 metres long by 1,500 metres wide. Mineralization in the eastern limb of the Roper Lake intrusion occurs as quartz-molybdenite-pyrite stockwork that extends into the lobe of Nicola volcanics that runs southeasterly across the intrusion. To date a total of two holes have been completed by the Company and drilling on the third hole has begun. These holes will test for molybdenum rich mineralization from surface to depths of approximately 200 metres.

Previous drilling on the entire property between 1967 and 1981 by a major mining company consisted of 6,110 metres in 79 percussion drill holes and 2,968 metres in 25 diamond drill holes. 45 of the holes delineated near-surface molybdenum mineralization over an area of 900 metres long by widths ranging from 300 - 800 metres and in thicknesses ranging from 15 – 207 metres. 25 of the 45 holes were terminated in molybdenum rich mineralization that also remains open to the east. Highlights from previous drilling include intersections of: **0.080% Mo over 77.1 metres (open at depth); 0.071% Mo over 61.0 metres (open at depth); 0.069% Mo over 137.2 metres; 0.044% Mo over 207.3 metres (including 0.070 % Mo over 76.2 metres); 0.077 % Mo over 45.7 metres (open at depth), and 0.052% Mo over 144.3 metres.**

An additional 800 metres of drilling will be conducted to test a large circular coincidental IP chargeability, ground and airborne magnetometer anomaly, multi-element soil geochemical, and enzyme leach anomaly to test for alkaline copper-gold porphyry mineralization. This anomaly measures approximately 1,500 metres in diameter and has not previously been drill tested. Previous rock sampling in this target area by the property owner returned values up to 444 parts per billion gold and 1,920 parts per billion copper. Alkaline porphyry deposits typically contain copper with significant gold and silver; targets of this type in B.C. include the nearby Afton/DRC deposit and the Galore Creek deposit in northern BC.

The Rabbit South and North properties are located in central B.C. between the Afton (14 km to the northeast) and Highland Valley (25 km to the southwest) mines; the entire claim package covers an area of approximately 5,000 hectares.

Stephen Kenwood, P. Geo., was the Qualified Person that reviewed this news release.

On Behalf of the Board of Directors
GLOBAL HUNTER CORP.

Signed "Stephen Kenwood"

Stephen Kenwood, P.Geo
Director

Contact:
Investor Relations: (604) 681-4653 or 1-866-282-8398
Email: info@globalhunter.ca or visit our Website: www.globalhunter.ca

82-4653

global hunter
tsx.v:bob

300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6
Tel: (604) 681-4653 Fax: (604) 683-6557

NEWS RELEASE

June 30, 2005 **TRADING SYMBOL - TSX.V : BOB**

Global Hunter Corp. ("the Company") would like to announce that it has negotiated a non-brokered private placement financing of 3,500,000 million units at a price of $0.90 per unit. Each unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for two years at $1.20 per share. There will be a finder's fee of $90,000.00 payable to Haywood Securities Inc., and of $46,350.00 payable to Marcel Puetter on this placement.

The Company will use the funds from the private placement for exploration and property payments on the Rabbit North & Rabbit South projects in BC, the Whitehorse Copper project in Yukon, La Corona de Cobre project in Chile, SA, (following TSX approval of property acquisition) and for general working capital.

On Behalf of the Board of Directors
GLOBAL HUNTER CORP.

Signed "Rod Husband"

Rod Husband, P.Geo
President

Contact:
Investor Relations: (604) 681-4653 or 1-866-282-8398
Email: info@globalhunter.ca or visit our Website: www.globalhunter.ca

82-4653

globalhunter

300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6
Tel: (604) 681-4653 Fax: (604) 683-6557

NEWS RELEASE

July 6, 2005 **SYMBOL – TSX.V : BOB**

Further to its News Releases dated March 2 and April 15, 2005, Global Hunter Corp. ("the Company") is pleased to announce that it has obtained final approval from the TSX Venture Exchange ("TSX") for the Option Agreement between the Company and Hudson Administrative Services Inc. ("Hudson") to acquire the Corona de Cobre Project in Chile.

The Company will acquire a 100% legal and beneficial right, title and interest in the Corona de Cobre Project, subject only to a 2% net smelter returns royalty (the "NSR") reserved to the underlying Optionor, by issuing 1,000,000 common shares to Hudson over a period of two years, paying Hudson an amount equal to US$380,926, representing prior expenditures, make US$300,000 in property payments within the next year, and make cumulative exploration expenditures on the Property totaling $3,000,000 on or before June 30, 2007, with $500,000 to be spent by December 31, 2005.

The Corona de Cobre property is comprised of several mineral claims near La Serena, Chile, generally known as "La Corona de Cobre Project". It covers an area of over 17,000 hectares and lies within the Coastal Belt of the Andean Cordillera of Chile, often referred to as the Chilean Iron Belt. The property is underlain by lower Cretaceous aged andesites in contact with mid-Cretaceous aged granodiorites of the Coastal Batholith. Copper +/- gold mineralization is hosted in a number of shear zones within the Atacama Fault Zone. One of these structures, Los Posadas, has been traced for over 2,400 metres of strike length, averaging between 40 and 60 metres in width with copper oxide mineralization to an average depth of 140 metres.

Substantial potential exists for additional shear zone hosted mineralization elsewhere on the property, including previously identified structures relatively similar in nature to Las Posadas. Previous work on the current land package has also identified larger scale targets for Iron Oxide Copper-Gold (IOCG) and porphyry copper-gold styles of mineralization that are represented by several large alteration and mineralized zones.

Stephen Kenwood, P. Geo., was the Qualified Person that reviewed this news release.

On Behalf of the Board of Directors
GLOBAL HUNTER CORP.

Signed *"Stephen Kenwood"*

Stephen Kenwood, P.Geo
Director

Contact:
Investor Relations: (604) 681-4653 or 1-866-282-8398
Email: info@globalhunter.ca or visit our Website: www.globalhunter.ca

global hunter
tsx.v:bob
300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6
Tel: (604) 681-4653 Fax: (604) 683-6557

NEWS RELEASE

July 20, 2005 **TRADING SYMBOL - TSX.V : BOB**

Global Hunter Corp. ("Global") announces that it has closed its non-brokered private placement of 3,500,000 units at a price of $0.90 per unit, which was previously announced on June 30, 2005.

Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant will entitle the purchaser to purchase one additional share exercisable for a period of two years, at a price of $1.20 per share.

The shares and any shares issued upon exercise of the warrants shall not trade on or before November 15, 2005 under the BC Securities Act and the TSX Venture Exchange Policies.

Global will use the funds from the private placement for continued exploration on its properties in Chile, British Columbia and the Yukon, as well as for general working capital.

On Behalf of the Board of Directors
GLOBAL HUNTER CORP.

Signed "Rod Husband"

Rod Husband, P.Geo
President

Contact:
Investor Relations: (604) 681-4653 or 1-866-282-8398
Email: info@globalhunter.ca or visit our Website: www.globalhunter.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

global hunter

300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6

NEWS RELEASE – Roper Lake Molybdenum Drill Results

August 10, 2005 **TRADING SYMBOL – TSX.V : BOB**

Global Hunter Corp. ("the Company") is pleased to announce confirmation of near surface molybdenum mineralization on the Rabbit South project. Results from the seven drill holes, totaling 1,558 metres in length, are summarized below:

Hole #	Dip	Az	Depth (m.)	O/B (m.)		From (m.)	To (m.)	Length (m.)	Mo (%)
RL05-01	-45	0	242.8	19.54		19.5	141.5	122.0	0.033
					incl.	105.0	128.0	22.5	0.050
RL05-02	-50	180	270.5	15.85		17.5	184.5	167.0	0.045
					incl.	39.0	75.0	36.0	0.068
					incl.	90.0	105.0	15.0	0.081
RL05-03	-50	0	310.3	8.53		15.0	229.5	214.5	0.056
					incl.	15.0	30.0	15.0	0.076
					incl.	67.5	100.5	33.0	0.072
					incl.	114.0	163.5	49.5	0.075
					and	256.5	306.0	49.5	0.038
RL05-04	-50	180	259.4	7.50		46.5	139.5	93	0.043
					incl.	73.5	91.5	18	0.078
RL05-05	-50	0	156.97	14.94		88.5	99	10.5	0.049
RL05-06	-50	0	181.3	10.67		10.67	180	169.33	0.046
					incl.	25.5	46.5	21	0.090
					incl.	70.5	99	28.5	0.077
RL05-07	-90	0	136.50	7.62		42	121.5	79.5	0.063
					incl.	72	100.5	28.5	0.107

The program was designed to confirm the presence of near surface quartz-molybdenum-pyrite stockwork mineralization hosted within the Roper Lake granite stock and marginal to the Nicola volcanics outlined in previous drilling between 1967 and 1981. Previous work included a total of 6,009 metres in 79 percussion drill holes and 2,968 metres in 25 diamond drill holes.

A review of the previous results indicate that forty-four (44) of the holes intersected near-surface molybdenum mineralization above a 0.02% cut-off grade in a horseshoe shaped area measuring approximately 1,500 metres by 1,000 metres and in thicknesses ranging from 15 – 207 metres within the Roper Lake intrusion. The two mineralized lobes of the horseshoe, historically referred to as the A-Zone and the B-Zone, are separated by a high angle east-west fault. The current drilling targeted the A-Zone, the southern lobe of the horseshoe that measures approximately 800 metres long by 400 metres wide. The average grade reported in the 25 holes outlining the A-Zone is 0.065% Mo over average thicknesses of 80.5 metres. The average grade reported in the 19 holes outlining the B-Zone is 0.043% Mo over average thicknesses of 64.6 metres.

global hunter

300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6

Highlights from previous drilling include intersections of:

Hole #	From (m)	To (m)	Int. (m)	Mo (%)	Comments
PRL79-1	14.33	91.44	77.11	0.080	Open at depth
incl.	24.38	88.39	64.01	0.086	
PRL79-6	18.29	79.24	60.95	0.071	Open at depth
DRL80-1	15.24	152.39	137.15	0.069	
	33.53	152.39	118.86	0.074	
DRL81-1	12.19	219.45	207.26	0.044	
incl.	143.25	219.45	76.20	0.070	
PRL80-4	36.57	82.29	45.72	0.077	Open at depth
DRL80-2	12.19	155.44	144.25	0.052	
incl.	12.19	109.72	97.53	0.060	

Current results compare favorably with the historical numbers and the Company will conduct a detailed review of all available data and plan follow-up work to properly define the overall size and scope of the molybdenum mineralization.

In addition to the drill program to test the molybdenum mineralization, the company also drilled four holes to test for alkaline copper-gold porphyry mineralization associated with a large circular coincidental IP chargeability, ground and airborne magnetometer anomaly, multi-element soil geochemical, and enzyme leach anomaly measuring approximately 1,500 metres in diameter and never previously drill tested. Results will be analyzed by Eco Tech laboratories in Kamloops BC and will released once complete.

The Rabbit Projects cover an area of 1,400 hectares and are strategically located in central BC between the Afton (14 km to the northeast) and Highland Valley (25 km to the southwest) mines.

Stephen Kenwood, P. Geo., was the Qualified Persons that reviewed this news release.

On Behalf of the Board of Directors
GLOBAL HUNTER CORP.

Signed "Stephen Kenwood"

Stephen Kenwood, P.Geo
Director

Contact:

Investor Relations: (604) 681-4653 or 1-866-282-8398
Email: info@globalhunter.ca or visit our Website: www.globalhunter.ca

82-4653

globalhunter

300 – 905 West Pender St. Vancouver, BC, Canada, V6C 1L6
Tel: (604) 681-4653 Fax: (604) 683-6557

DRILLING COMMENCES ON CORONA DE COBRE PROPERTY
COMMUNICATIONS ENGAGED

October 7, 2005 **TRADING SYMBOL – TSX.V : BOB**

Global Hunter Corp. ("Global") is pleased to announce that it has commenced drilling at the Corona de Cobre Project in Chile, located 60 kilometres north of La Serena. The drill program will focus on previously identified copper oxide mineralization hosted in the Los Posadas shear zone. Drilling will consist of approximately 3,500 metres of reverse circulation drilling and approximately 1,000 metres of diamond core drilling and is designed to provide sufficient data to conduct engineering work and allow for resource calculations.

To date previous drilling consisting of 39 drill holes including 27 intersecting copper oxide mineralization over a strike length of 1,400 metres. Copper oxide mineralization remains open in both directions along strike. Sulphide mineralization below the oxidized zone is also open at depth.

Highlights from drilling done by previous operators is as follows:

Hole #	Interval (m)	Width (m)	Cu (%)	Cu Sol. (%)	Cu Rec (%)
LP-1	68-112	54	0.46	0.29	63.0
incl.	76-86	10	1.04	0.83	79.8
LP-2	40-106	66	0.41	0.32	78.0
incl.	58-72	14	1.05	0.87	82.9
LP-8	152-186	34	2.39	0.16	6.7
LP-9	98-150	52	0.56	0.46	82.1
incl.	98-116	18	0.96	0.80	83.3
LP-10	106-168	62	1.35	1.17	86.7
incl.	108-130	22	3.46	3.12	90.2
LP-22	88-138	50	1.78	0.88	49.4
LP-24	68-198	130	0.42	0.29	69.0
LP-26	62-107	45	1.19	1.00	84.0
incl.	62-85	23	2.06	1.82	88.3
LP-27	88-141	53	0.90	0.78	86.7
incl.	88-125	37	1.17	1.03	88.0
LP-29	59-92	33	0.68	N/A	N/A
LP-30	56-90	34	0.68	N/A	N/A
LP-33	124-140	16	0.70	N/A	N/A
LP-34	25-55	30	1.00	N/A	N/A
LP-37	50-66	16	1.21	N/A	N/A

The most comprehensive historical resource calculation was conducted in 1997 by Computer Aided Geoscience Inc. of Melbourne, Australia using data from the initial 29 holes. The following table outlines there findings using various cut-off values.

	Oxide		Sulphide		Total	
Cutoff Grade (% Cu)	**Tonnes (millions)**	**Copper (%)**	**Tonnes (millions)**	**Copper (%)**	**Tonnes (millions)**	**Copper (%)**
1.0	2.9	1.88	1.8	2.4	4.7	2.08
0.9	3.3	1.76	2.4	2.02	5.7	1.87
0.8	3.9	1.63	3.2	1.73	7.1	1.67
0.7	4.6	1.5	3.8	1.58	8.4	1.54
0.6	5.6	1.35	4.6	1.41	10.2	1.38
0.5	6.8	1.21	5.7	1.24	12.5	1.22
0.4	8.6	1.94	7.3	1.07	15.9	1.06
0.3	11.5	0.87	9.5	0.91	21	0.88
0.2	15.5	0.71	12.5	0.75	28	0.73
0.1	22.2	0.54	17	0.59	39.2	0.56
0.0	23.6	0.51	17.6	0.57	41.2	0.54

The Property owners have provided the Company with access and copies of all historical data collected on the property, including drill sections and logs, trench plans and associated assay data. This data was reviewed by Qualified Persons as defined by National Instrument 43-101, including Stephen Kenwood, P. Geo., who has prepared the technical information contained herein. While all of the historical data reviewed is considered complete and the procedures followed appear to be reliable, the Company has not completed the necessary work to verify the classification of this resource. Therefore the Company is not treating them as a National Instrument 43-101 resource verified by a QP and as a result the historical estimate should not be relied upon.

Concurrent with the Las Posadas drill program, the Company will continue to evaluate several targets throughout the property, including detailed mapping and sampling at the El Vino Fino, La Copa shear zone hosted copper targets and at the El Tazon and Cerro Borracho alteration zones.

Global Hunter has an agreement to acquire a 100% interest in the Corona de Cobre property, subject to a 2% net smelter returns royalty and by issuing 1,000,000 common shares over two years, paying US$380,926 in prior exploration and property maintenance expenses (paid), making property payments totaling US$300,000 by February 28, 2006, and by making cumulative exploration expenditures totaling US$3,000,000 by June 30, 2007.

Global would also like to report it has engaged **Scott F. Gibson & Company Inc.** of Vancouver, BC to provide the company with marketing and investor communications services.

Gibson & Co. is a distinguished marketing team that which will assist the company in gaining further exposure to investors, brokers, analysts, newsletter writers, media relations, and public marketing development services.

Subject to the approval of the board of directors and acceptance for filing by the TSX Venture exchange, Gibson and Co. has been engaged for renewable service agreement for

12 months. Compensation of $5,000 per month for services as well as 500,000 options at $1.14 in the company, under certain vesting conditions.

In conjunction with the above, Global announces it has issued 2,000,000 options to purchase shares at a price of $1.05 pursuant to the Company's Option plan.

Stephen Kenwood, P. Geo., was the Qualified Person that reviewed this news release.

On Behalf of the Board of Directors

Signed "Rod Husband"

Rod Husband, P.Geo.
President

Contact:
Investor Relations: (604) 681-4653
Email: info@majesticgold.net or visit our Website: www.majesticgold.net

82-4653

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Auterra Ventures Inc.
Name of issuer

#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address

(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

September 16, 2004

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

100,000 common shares

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.28 (deemed)	$28,000 (deemed)
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.28	$28,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: September 16, 2004.

Auterra Ventures Inc.
Name of issuer or vendor *(please print)*

Raymond Roland, Director
Print name and position of person signing

Signature

82-4653

FORM 45-103F4 (amended Feb 2, 2005)

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Auterra Ventures Inc.
Name of issuer
#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 19, 2005

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

16,666,667 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before January 19, 2007.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.06	$903,000.00
New Zealand	$0.06	$97,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.06	$1,000,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
Ron Husband RR1 CMP 22 STE 20, Sicamous, BC V0E 2V0	$62,080.00	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 20, 2005.

Auterra Ventures Inc.
Name of issuer or vendor *(please print)*

Raymond Roland, Director
Print name and position of person signing

Signature

[redacted]

82-4653

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Auterra Ventures Inc.
Name of issuer

#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address

(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 20, 2005

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

100,000 common shares

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.28 (deemed)	$28,000 (deemed)
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.28	$28,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 20, 2005.

Auterra Ventures Inc.
Name of issuer or vendor *(please print)*

Raymond Roland, Director
Print name and position of person signing

Signature

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 3, 2004

Item 3. **Press Release**

Press Release dated August 3, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its interim financial statements for the three months ended May 31, 2004.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its interim financial statements for the three months ended May 31, 2004. The Issuer incurred a net loss of $152,180 ($0.01 per share) for the period ended May 31, 2004, as compared to a loss of $35,284 ($0.01 per share) for the comparative period in 2003. The increase in net loss was primarily due to $104,928 loss on write-off of mineral properties, and the increase of $9,000 in consulting, and $8,612 in shareholder communication expenses corresponding with increased corporate activity.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of August, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

September 16, 2004

Item 3. Press Release

Press Release dated September 16, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that the TSX Venture Exchange has accepted for filing a Mineral Property Option Agreement dated January 26, 2004 granting the Issuer an option to earn up to a 100% interest in the Rabbit South Property located near Kamloops, British Columbia.

Item 5. Full Description of Material Change

The Issuer has issued a total of 100,000 common shares to the Vendors at a deemed price of $0.28 per share pursuant to the terms of the Option Agreement. These shares are subject to a hold period and may not be traded until January 17, 2005. The Rabbit South Property is subject to a 3% net smelter returns royalty on all minerals produced and advance royalties in favour of the Vendors.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of September, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 5, 2004

Item 3. **Press Release**

Press Release dated November 5, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the period ended August 31, 2004 have been filed.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the period ended August 31, 2004 have been filed. The Issuer incurred a net loss of $207,000 ($0.02 per share) for the period ended August 31, 2004 as compared to a net loss of $91,634 ($0.01 per share) for the six months ended August 31, 2003. The increase in the net loss of $115,366 in the most recent six-month period was mainly due to the $104,928 write-off of the resource property costs recorded by the Issuer during the period.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of November, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 5, 2004

Item 3. **Press Release**

Press Release dated November 5, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer has agreed to a private placement of its securities to raise $1,000,000.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to a private placement of its securities to raise $1,000,000. The private placement will consist of the issuance of 16,666,667 units at $0.06 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share. A portion of the private placement will be issued on a flow-through basis.

A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by TSX Venture Exchange.

Proceeds of the private placement are to be used for working capital, exploration and general corporate purposes.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of November, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 23, 2004

Item 3. **Press Release**

Press Release dated November 23, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that the Special General Meeting of shareholders will be held on December 20, 2004.

Item 5. **Full Description of Material Change**

Further to the news release of October 19, 2004, Auterra Ventures' Special General Meeting of shareholders will be held on December 20, 2004 for shareholders' consideration and, if deemed acceptable, approval of share capital consolidation proposals varying from 1.5 old for one new to to 3.5 old for 1 new, and a name change to "Auterra Resources Ltd." or such other name as the Directors of the Company may choose.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 26th day of November, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 20, 2004

Item 3. **Press Release**

Press Release dated December 20, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer wishes to announce that its Special General Meeting was held earlier today.

Item 5. **Full Description of Material Change**

The Issuer wishes to announce that at its Special General Meeting held earlier today, shareholders approved by special resolutions the following share capital consolidations: 1.5 old for one new; 2 old for one new; 2.5 old for one new and 3.5 old for one new. In addition, shareholders authorized the Directors at their discretion to select a consolidation ratio, and a name change to "Auterra Resources Inc." or such other name as they may choose.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of December, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 19, 2005

Item 3. **Press Release**

Press Release dated January 19, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has closed its non-brokered private placement.

Item 5. **Full Description of Material Change**

The Issuer announces that it has closed its non-brokered private placement of 16,666,667 units at $0.06 per unit, previously announced on November 5, 2004. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.10 per share. 3,733,334 shares of the private placement were issued on a flow-through basis.

The shares and any shares issued upon exercise of the warrants are restricted from trading on or before May 21, 2005 under the BC Securities Act and the TSX Venture Exchange Policies.

Proceeds of the private placement are to be used for working capital, exploration and general corporate purposes.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of January, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 20, 2005

Item 3. **Press Release**

Press Release dated January 20, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce further exploration of the Rabbit North and Rabbit South in Central BC.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it is coordinating plans for the further exploration of the Rabbit North and Rabbit South exploration projects in Central BC.

Rabbit North

At Rabbit North, a June, 2004 drill program, conducted by Joint venture partner Ballad Gold and Silver Ltd., consisted of seven drill holes totaling 811 metres. The initial six holes targeted a postulated epithermal gold system identified by Enzyme Leach central low anomalies and results from drilling conducted in 1997 that returned up to 15.5 grams per tonne gold over an eight-metre intercept.

The results of the drill program were initially disclosed in a news release dated July 19, 2004. Holes 1 and 5 were abandoned and hole 6 did not reach target depth because of drilling difficulties. Three drill holes were completed to target depth. Results of interest include:

Hole No.	From (m)	To (m)	Intercept (m)	Au (g/t)	Cu (ppm)

2	50	54	4	2.28	261
2	118	122	4	5.10	104
3	54.1	56	1.9	2.39	552
4	72.8	76	3.2	1.42	-
6	82.38	83.82 (eoh)	1.44	0.39	1698

The final drill hole #7 targeted porphyry copper-gold mineralization identified at the Chrysocolla showing which assayed up to 1.94% copper and 2.42 grams/tonne gold over 1.4 metres. Results of interest include:

Hole No.	From (m)	To (m)	Intercept (m)	Au (g/t)	Cu (%)
7	0	86	86	0.17	0.18
incl	18	50	32	0.20	0.27
incl	26	42	16	0.30	0.41

Drill Hole 7 results demonstrate the occurrence of alkaline porphyry copper-gold mineralization. The results from the initial six holes confirm the presence of epithermal gold mineralization which may represent the periphery of an alkaline porphyry copper-gold target.

The Issuer has an option to acquire a 100-per-cent interest in Rabbit North by issuing shares (300,000); paying cash ($300,000); and incurring $1.5-million in exploration expenditures over five years. The property is subject to a net smelter return royalty in favour of the vendors: 2 per cent for base metals and 3 per cent for gold. A 1-per-cent portion of each royalty can be acquired. Ballad in turn has an agreement, dating from Jan. 28, 2004, to earn up to 70 per cent of the Issuer's interest by paying cash ($200,000); incurring work ($1-million); and issuing shares (500,000) to the Issuer before Nov. 17, 2007. The Issuer has the election to limit Ballad's interest to 50 per cent after Ballad has incurred $600,000 in exploration expenditures.

Rabbit South

At Rabbit South the property owners have completed in-depth compilations of the geological, soil geochemical, induced polarization and drilling data available in the public domain. From that information, three new drilling targets have been identified. These targets have been further refined by new geochemical techniques that the owners have conducted on the property. The Rabbit South displays similar geology to Rabbit North. The Issuer's geologists are currently conducting a detailed review of the available information on its Rabbit South property.

The Issuer has the option to acquire the Rabbit South property by issuing 300,000 shares, paying $300,000 in cash and completing $1.5-million worth of work staged over five years. The requirements in the initial year are 100,000 shares, $25,000 cash

and $200,000 in exploration. The property is subject to a net smelter return royalty in favour of the vendors totalling 3 per cent for base metals and 3 per cent for gold and silver. Portions of these royalties are purchasable by the Issuer for cash.

The Rabbit North and Rabbit South projects contain the only major untested drill targets in the triangular area formed by the Craigmont, Highland Valley and Afton mines in south-central British Columbia, Canada. These mines have a combined total production value to date of approximately $18 billion making this area the principal copper producing area in British Columbia. New discoveries at the Rabbit properties would benefit by infrastructure availability.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Brian Harris, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of January, 2005.

"Raymond Roland"
Raymond Roland, Director

82- 4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 1, 2005

Item 3. **Press Release**

Press Release dated February 1, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer has entered into an Option Agreement with H. Coyne and Sons Ltd. The Issuer also announces that Rod W. Husband, P Geo. has agreed to join the Issuer's board of directors.

Item 5. **Full Description of Material Change**

The Issuer has entered into an Option Agreement with H. Coyne and Sons Ltd. to acquire a 100% interest in 9 mining leases, 18 crown granted mineral claims and approximately 200 mineral claims near Whitehorse Yukon, Canada (the "Property").

The Whitehorse Property covers a 30 kilometre long belt of copper bearing skarns occurring at or near the contact between diorites and sediments. Historically the Whitehorse Copper Belt produced copper and gold from several open pits and underground mines. Production numbers reported for the belt between 1967 and 1982 when operations ceased are 267,490,930 pounds of copper, 224,565 ounces of gold, and 2,837,631 ounces of silver from 11,017,738 tonnes of ore milled (average grades approximately 1.1% Cu, 0.63 g/t Au, and 7.98 g/t Ag). The current owners acquired the majority of the claims in 1998 from Hudson Bay Mining and Smelting Co. Limited.

In June, 2000, the owners conducted a detailed review of previous information and initial geophysical surveys culminating in the drilling of two diamond drill holes to test anomalies. The first hole, GIN-1 intersected 20.42 metres of exoskarn mineralization, not all the core was split for assay and the significant results are tabulated below.

Hole GIN-1

From (m)	To (m)	Intersection (m)	Cu (%)
89.8	92.3	2.5	10.97
92.3	95.7	3.4	not assayed
95.7	96.6	1.0	0.51
96.6	101.4	4.8	not assayed
101.4	105.2	3.9	0.90

The second hole GIN-2 failed to intersect the contact zone between the sediments and diorite.

The Issuer may acquire a 100% interest in the Property by paying $300,000, issuing 1 million common shares and expending $3.5 million in exploration over 3 years. The vendor will retain a 3% NSR over all claims on which underlying royalties do not exist and the difference between 3% and the underlying royalty on all other claims. The Issuer has the option to acquire the vendor's NSR for $1 million for each 1%.

Stephen Kenwood, P. Geo., was the Qualified Person who reviewed this news release.

The Option Agreement is subject to acceptance by the TSX Venture Exchange.

The Issuer also announces that Rod W. Husband, P Geo. has agreed to join the Issuer's board of directors. Mr. Husband has 20 years experience as an exploration geologist and over 10 years experience in management of exploration companies.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of February, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4553

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 10, 2005

Item 3. **Press Release**

Press Release dated February 10, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer has closed its non-brokered private placement.

Item 5. **Full Description of Material Change**

The Issuer has closed its non-brokered private placement of 1,000,000 units at $0.28 per unit, previously reported in Stockwatch on January 24, 2005. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.35 per share. A finders fee is payable in cash on a portion of the private placement.

The shares and any shares issued upon exercise of the warrants are restricted from trading on or before June 10, 2005, under the B.C. Securities Act and the TSX Venture Exchange policies. Proceeds of the private placement are to be used for working capital, exploration and general corporate purposes.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **<u>Omitted Information</u>**

There is no omitted information.

Item 8. **<u>Senior Officers</u>**

Brian Harris, President - (604) 669-5819.

Item 9. **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 10th day of February, 2005.

"Raymond Roland"
Raymond Roland, Director

82-4653

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

FORM 53-901.F
MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85 (1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. **Reporting Issuer**

Global Hunter Corp.

Item 2. **Date of Material Change**

April 15, 2005

Item 3. **Press Release**

A press release was issued to the TSX Venture Exchange on April 15, 2005 and disseminated through Canada Stockwatch and Market News.

Item 4 & 5 **Summary and Full Description of Material Change**

Global Hunter Corp. announces it has made arrangements with Kluane Drilling Ltd. of Whitehorse, YT to commence drilling on its Rabbit North and South projects and a diamond drill is currently being mobilized to the project. Drilling is planned to commence the first week of May 2005.

The Company's initial program will consist of approximately 2,500 metres of diamond drilling designed to follow-up on results from previous drilling that confirmed the existence of three styles of mineralization on the two properties: Alkaline Porphyry Copper – Gold; Epithermal Gold associated with alkaline porphyries; and Porphyry Molybdenum.

Item 6. **Reliance on section 85 (2) of the Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been intentionally omitted from this form.

Item 8. **Senior Officers**

To obtain further information, contact a director of the Issuer at (604) 681-4653.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on April 15, 2005.

GLOBAL HUNTER CORP.

By: *"Stephen Kenwood"*
Stephen Kenwood, Director

82-4653

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

FORM 53-901.F
MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85 (1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1. **Reporting Issuer**

Global Hunter Corp.

Item 2. **Date of Material Change**

July 6, 2005

Item 3. **Press Release**

A press release was issued to the TSX Venture Exchange on July 6, 2005 and disseminated through Canada Stockwatch and Market News.

Item 4 & 5 **Summary and Full Description of Material Change**

Global Hunter Corp. ("the Company") is pleased to announce that it has obtained final approval from the TSX Venture Exchange ("TSX") for the Option Agreement between the Company and Hudson Administrative Services Inc. ("Hudson") to acquire the Corona de Cobre Project in Chile.

The Company will acquire a 100% legal and beneficial right, title and interest in the Corona de Cobre Project, subject only to a 2% net smelter returns royalty (the "NSR") reserved to the underlying Optionor, by issuing 1,000,000 common shares to Hudson over a period of two years, paying Hudson an amount equal to US$380,926, representing prior expenditures, make US$300,000 in property payments within the next year, and make cumulative exploration expenditures on the Property totaling $3,000,000 on or before June 30, 2007, with $500,000 to be spent by December 31, 2005.

Item 6. Reliance on section 85 (2) of the Act

This report is not being filed on a confidential basis.

Item 7. Omitted Information

No information has been intentionally omitted from this form.

Item 8. Senior Officers

To obtain further information, contact a director of the Issuer at (604) 681-4653.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on July 6, 2005.

GLOBAL HUNTER CORP.

By: *"Stephen Kenwood"*
Stephen Kenwood, Director

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Global Hunter Corp.
300 – 905 West Pender St. Vancouver, BC V6C 1L6

Item 2 Date of Material Change

August 10, 2005

Item 3 News Release

A press release was issued to the TSX Venture Exchange on August 10, 2005 and disseminated through Canada Stockwatch and Baystreet.

Item 4 Summary of Material Change

The Company announces confirmation of near surface molybdenum mineralization on the Rabbit South project.

Item 5 Full Description of Material Change

Global Hunter Corp. ("the Company") is pleased to announce confirmation of near surface molybdenum mineralization on the Rabbit South project.

Results from the seven drill holes, totaling 1,558 metres in length, are summarized below:

Hole #	Dip	Az	Depth (m.)	O/B (m.)		From (m.)	To (m.)	Length (m.)	Mo (%)
RL05-01	-45	0	242.8	19.54		19.5	141.5	122.0	0.033
					incl.	105.0	128.0	22.5	0.050
RL05-02	-50	180	270.5	15.85		17.5	184.5	167.0	0.045
					incl.	39.0	75.0	36.0	0.068
					incl.	90.0	105.0	15.0	0.081
RL05-03	-50	0	310.3	8.53		15.0	229.5	214.5	0.056
					incl.	15.0	30.0	15.0	0.076
					incl.	67.5	100.5	33.0	0.072
					incl.	114.0	163.5	49.5	0.075
					and	256.5	306.0	49.5	0.038
RL05-04	-50	180	259.4	7.50		46.5	139.5	93	0.043

					incl.	73.5	91.5	18	0.078
RL05-05	-50	0	156.97	14.94		88.5	99	10.5	0.049
RL05-06	-50	0	181.3	10.67		10.67	180	169.33	0.046
					incl.	25.5	46.5	21	0.090
					incl.	70.5	99	28.5	0.077
RL05-07	-90	0	136.50	7.62		42	121.5	79.5	0.063
					incl.	72	100.5	28.5	0.107

The program was designed to confirm the presence of near surface quartz-molybdenum-pyrite stockwork mineralization hosted within the Roper Lake granite stock and marginal to the Nicola volcanics outlined in previous drilling between 1967 and 1981. Previous work included a total of 6,009 metres in 79 percussion drill holes and 2,968 metres in 25 diamond drill holes.

A review of the previous results indicate that forty-four (44) of the holes intersected near-surface molybdenum mineralization above a 0.02% cut-off grade in a horseshoe shaped area measuring approximately 1,500 metres by 1,000 metres and in thicknesses ranging from 15 – 207 metres within the Roper Lake intrusion. The two mineralized lobes of the horseshoe, historically referred to as the A-Zone and the B-Zone, are separated by a high angle east-west fault. The current drilling targeted the A-Zone, the southern lobe of the horseshoe that measures approximately 800 metres long by 400 metres wide. The average grade reported in the 25 holes outlining the A-Zone is 0.065% Mo over average thicknesses of 80.5 metres. The average grade reported in the 19 holes outlining the B-Zone is 0.043% Mo over average thicknesses of 64.6 metres.

Highlights from previous drilling include intersections of:

Hole #	From (m)	To (m)	Int. (m)	Mo (%)	Comments
PRL79-1	14.33	91.44	77.11	0.080	Open at depth
incl.	24.38	88.39	64.01	0.086	
PRL79-6	18.29	79.24	60.95	0.071	Open at depth
DRL80-1	15.24	152.39	137.15	0.069	
	33.53	152.39	118.86	0.074	
DRL81-1	12.19	219.45	207.26	0.044	
incl.	143.25	219.45	76.20	0.070	
PRL80-4	36.57	82.29	45.72	0.077	Open at depth
DRL80-2	12.19	155.44	144.25	0.052	
incl.	12.19	109.72	97.53	0.060	

Current results compare favorably with the historical numbers and the Company will conduct a detailed review of all available data and plan follow-up work to properly define the overall size and scope of the molybdenum mineralization.

In addition to the drill program to test the molybdenum mineralization, the company also drilled four holes to test for alkaline copper-gold porphyry mineralization associated with a large circular coincidental IP chargeability, ground and airborne magnetometer anomaly, multi-element soil geochemical, and enzyme leach anomaly measuring approximately 1,500 metres in diameter and never previously drill tested. Results will be analyzed by Eco Tech laboratories in Kamloops BC and will released once complete.

The Rabbit Projects cover an area of 1,400 hectares and are strategically located in central BC between the Afton (14 km to the northeast) and Highland Valley (25 km to the southwest) mines.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 Omitted Information

No information has been intentionally omitted from this form.

Item 8 Executive Officer

To obtain further information, contact Rod Husband or Steve Kenwood, directors and officers of the Issuer at (604) 681-4653.

Item 9 Date of Report

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on August 10, 2005.

GLOBAL HUNTER CORP.

By: "*Stephen Kenwood*"
Stephen Kenwood, Director

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Global Hunter Corp. (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

October 19, 2004

Item 3. Press Release

Press Release dated October 19, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer has called a Special General Meeting of shareholders to be held on December 20, 2004.

Item 5. Full Description of Material Change

The Issuer has called a Special General Meeting of shareholders to be held on December 20, 2004, to consider and approve either a 2.5 old for 1 new or a 3.5 old for 1 new consolidation of its share capital, and a name change to "Auterra Resources Ltd.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. **Senior Officers**

Rod Husband, President - (604) 681-4653.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October, 2005.

"Rod Husband"
Rod Husband, President

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Global Hunter Corp. (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 19, 2005

Item 3. **Press Release**

Press Release dated January 19, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has closed its non-brokered private placement.

Item 5. **Full Description of Material Change**

The Issuer announces that it has closed its non-brokered private placement of 16,666,667 units at $0.06 per unit, previously announced on November 5, 2004. Each unit consists of one common share and one two-year share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.10 per share. 3,733,334 shares of the private placement were issued on a flow-through basis.

The shares and any shares issued upon exercise of the warrants are restricted from trading on or before May 21, 2005 under the BC Securities Act and the TSX Venture Exchange Policies.

Proceeds of the private placement are to be used for working capital, exploration and general corporate purposes.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Rod Husband, President - (604) 681-4653.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October, 2005.

"Rod Husband"
Rod Husband, President

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Global Hunter Corp. (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 14, 2005

Item 3. **Press Release**

Press Release dated February 14, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that its unaudited interim financial statements for the nine period ended November 30, 2004 have been filed. The Issuer also announces that it has entered into an option agreement to acquire an interest in a property.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the nine month period ended November 30, 2004 have been filed. Net loss for the nine months ended November 30, 2004 was $362,003 or $0.03 per share as compared to a loss of $370,210 or $0.03 per share for the nine-months ended November 30, 2003. The Issuer recorded $104,928 loss on write-off of mineral properties, $43,882 loss on write-off of accounts receivable, and $26,838 loss on long term debt settlement during the nine-months ended November 30, 2004. In addition the increase of $29,119 in consulting, $13,434 in office and miscellaneous expenditures and $21,773 in shareholder communication expenses contributed to the net loss for the period. The management fees decreased by $6,000, legal fees decreased by $133,703 and transfer agent and filing fees decreased by $5,128, offsetting the increase in other expenditures.

Subsequent to November 30, 2004, the Issuer has entered into an Option Agreement with H. Coyne and Son Ltd. to acquire a 100% interest in 9 mining leases, 18 crown granted mineral claims and approximately 200 mineral claims

near Whitehorse Yukon, Canada (the "Whitehorse Property").

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Rod Husband, President - (604) 681-4653.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October, 2005.

"Rod Husband"
Rod Husband, President

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Global Hunter Corp. (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 23, 2005

Item 3. **Press Release**

Press Release dated February 23, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has obtained approval from TSX Venture Exchange for its name change to **Global Hunter Corp**. with a new trading symbol "BOB", effective February 24, 2005.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has obtained approval from the TSX Venture Exchange to change its name to **Global Hunter Corp.** with a new trading symbol "BOB", effective February 24, 2005. There is no consolidation of capital and the Issuer is classified as an "Exploration/Development" company by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Rod Husband, President - (604) 681-4653.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October, 2005.

"Rod Husband"
Rod Husband, President

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Global Hunter Corp . (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 2, 2005

Item 3. **Press Release**

Press Release dated March 2, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has entered into an Option Agreement to obtain 100% interest in certain mineral concessions in Chile.

Item 5. **Full Description of Material Change**

The Issuer announces that it has entered into an Option Agreement to acquire a 100% interest in certain mineral concessions near La Serena, Chile, generally known as "La Corona de Cobre Project". The Corona de Cobre mineral concessions cover over 17,000 hectares and lie within the Coastal Belt of the Andean Cordillera of Chile, often referred to as Chilean Iron Belt. For the last fifteen years portions of the Chilean Iron Belt have received considerable exploration due to significant Iron Oxide Copper-Gold (IOCG) discoveries at Candelaria and Manto Verde.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Rod Husband, President - (604) 681-4653.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October, 2005.

"Rod Husband"
Rod Husband, President

824653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Global Hunter Corp. (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 8, 2005

Item 3. **Press Release**

Press Release dated April 8, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer wishes to announce that Mr. Brian Harris has resigned as President and Director of the Issuer.

Item 5. **Full Description of Material Change**

The Issuer wishes to announce that Mr. Brian Harris has resigned as President and Director of the Issuer and Mr. Rod Husband has been appointed as a new President for the same.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Rod Husband, President - (604) 681-4653.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October, 2005.

"Rod Husband"
Rod Husband, President

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Global Hunter Corp. (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 30, 2005

Item 3. **Press Release**

Press Release dated June 30, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a non-brokered private placement financing of 3,500,000 units at a price of $0.90 per unit.

Item 5. **Full Description of Material Change**

The Issuer would like to announce that it has negotiated a non-brokered private placement financing of 3,500,000 units at a price of $0.90 per unit. Each unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Issuer for two years at $1.20 per share. There will be a finder's fee of $90,000.00 payable to Haywood Securities Inc., and of $46,350.00 payable to Marcel Puetter on this placement.

The Issuer will use the funds from the private placement for exploration and property payments on the Rabbit North & Rabbit South projects in BC, the Whitehorse Copper project in Yukon, La Corona de Cobre project in Chile, SA, (following TSX approval of property acquisition) and for general working capital.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Rod Husband, President - (604) 681-4653.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October, 2005.

"Rod Husband"
Rod Husband, President

82-4653

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. <u>**Reporting Issuer**</u>

Global Hunter Corp. (the "Issuer")
300 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. <u>**Date of Material Change**</u>

July 20, 2005

Item 3. <u>**Press Release**</u>

Press Release dated July 20, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. <u>**Summary of Material Change**</u>

The Issuer announces that it has closed its non-brokered private placement of 3,500,000 units at a price of $0.90 per unit, which was previously announced on June 30, 2005.

Item 5. <u>**Full Description of Material Change**</u>

The Issuer would like to announce that it has closed its non-brokered private placement of 3,500,000 units at a price of $0.90 per unit, which was previously announced on June 30, 2005.

Each unit consists of one common share in the capital of the issuer and one share purchase warrant. Each warrant will entitle the purchaser to purchase one additional share exercisable for a period of two years, at a price of $1.20 per share.

The shares and any shares issued upon exercise of the warrants shall not trade on or before November 15, 2005 under the BC Securities Act and the TSX Venture Exchange Policies.

The issure will use the funds from the private placement for continued exploration on its properties in Chile, BC and the Yukon, as well as for general working capital.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Rod Husband, President - (604) 681-4653.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of November 2005.

"Raymond Roland"
Raymond Roland, Director

82-4653

TSX venture EXCHANGE

September 16, 2004

COPY

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: **AUTERRA VENTURES INC. ("AUW")**
Property-Asset Acquisition – Submission No: 96405

This is to confirm that TSX Venture Exchange has accepted for filing a Mineral Property Option Agreement dated January 26, 2004 between David L. Cooke, D. L. Cooke & Associates Ltd., Ragnar U. Bruaset, Ragnar U. Bruaset & Associates Ltd. (the "Vendors") and the Company whereby the Company has been granted an option to acquire up to a 100% interest in the Rabbit South Property, which is located near Kamloops, British Columbia. Consideration is $300,000, 300,000 common shares and $1,500,000 in exploration expenditures over a five year period. The property is subject to a 3% net smelter returns royalty on all minerals produced from the property and advance royalties in favour of the Vendors.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Listed Issuer Services

JW\sm
Cc: Auterra Ventures Inc.

File: ::ODMA\PCDOCS\DOCP\1360186\1

82-4653

TSX venture EXCHANGE

January 19, 2005

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: **AUTERRA VENTURES INC. ("AUW")**
Private Placement-Non-Brokered – Submission #98543

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 5, 2004:

Number of Shares:	16,666,667 shares (of which 3,733,334 are flow-through)
Purchase Price:	$0.06 per share
Warrants:	16,666,667 share purchase warrants to purchase 16,666,667 shares
Warrant Exercise Price:	$0.10 for a two year period
Number of Placees:	11 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares
Stephen Kenwood	Y	1,666,667

Finder's Fee: Ron Husband will receive a finder's fee of $62,080.00.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

Beruschi and Company
January 19, 2005
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Listed Issuer Services

JW\nl

Cc: Auterra Ventures Inc.

File: ::ODMA\PCDOCS\DOCP\1419528\1

82-4653

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

Global Hunter Corp.

Listed Company

---- Navigation Options ----

AUTERRA VENTURES INC. ("AUW")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: February 9, 2005
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced January 24, 2005:

Number of Shares: 1,000,000 shares

Purchase Price: $0.28 per share

Warrants: 1,000,000 share purchase warrants to purchase 1,000,000 shares

Warrant Exercise Price: $0.35 for a two year period

Number of Placees: 19 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares

Jim Mustard P 30,000
David Elliot P 100,000
Jeff Willis P 40,000
Jason Knoblauch P 25,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

-82-4653

INFO TSX VENTURE Bulletin Contents

company person symbol start home

Global Hunter Corp.

Listed Company

---- Navigation Options ----

AUTERRA VENTURES INC. ("AUW")
BULLETIN TYPE: Property-Asset Acquisition
BULLETIN DATE: February 11, 2005
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation in connection with a Property Option Agreement dated January 27, 2005 between the Company and H. Coyne & Sons Ltd. whereby the Company has been granted the right to acquire a 100% interest in 9 mining leases, 18 crown granted minerals claims and approximately 200 mineral claims near Whitehorse, Yukon Territory. Consideration is a total of $150,000 within 12 months, 1,000,000 common shares payable in tranches within 24 months of Exchange approval and $500,000 in exploration expenditures in the first 12 months.

82-4653

INFO TSX VENTURE Bulletin Contents

company
person
symbol
start
home

Global Hunter Corp.

Listed Company

---- Navigation Options ----

AUTERRA VENTURES INC. ("AUW")
BULLETIN TYPE: Private Placement-Non-Brokered, Amendment
BULLETIN DATE: February 23, 2005
TSX Venture Tier 2 Company

Further to the bulletin dated February 8, 2005 with respect to a private placement of 1,000,000 units at a price of $0.28 per unit, TSX Venture Exchange has been advised that the subscription of 100,000 units by David Elliot is now amended to

Insider=Y /
Name ProGroup=P / # of Shares

Ladner Rose Investments Ltd.
(David Elliott/David Shepherd) P 100,000

82-4653

TSX venture EXCHANGE

February 23, 2005

Holmes & King
Barristers & Solicitors
1300 - 1111 West Georgia Street
Vancouver, BC
V6E 4M3

Attention: Terrence E. King

Dear Sirs\Mesdames:

Re: GLOBAL HUNTER CORP. ("BOB")
[formerly Auterra Ventures Inc. ("AUW")] – Submission No: 100953

This is to confirm that pursuant to a special resolution passed by shareholders December 20, 2004, the Company has changed its name as follows. There is no consolidation of capital.

Effective at the opening **February 24, 2005**, the common shares of Global Hunter Corp. will commence trading on TSX Venture Exchange, and the common shares of Auterra Ventures Inc. will be delisted. The Company is classified as an 'Exploration/Development' company.

Capitalization:	100,000,000	shares with no par value of which
	29,414,424	shares are issued and outstanding
Escrow:	Nil	
Transfer Agent:	CIBC Mellon Trust Company	
Trading Symbol:	BOB	(new)
CUSIP Number:	37945 M 10 1	(new)

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Listed Issuer Services

JW\sm
Cc: Auterra Ventures Inc.

File: ::ODMA\PCDOCS\DOCP\143833\1

82-4653

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

Global Hunter Corp.
Listed Company

---- Navigation Options ----

GLOBAL HUNTER CORP. ("BOB")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: July 5, 2005
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced June 17, 2005:

Number of Shares: 3,500,000 shares

Purchase Price: $0.90 per share

Warrants: 3,500,000 share purchase warrants to purchase 3,500,000 shares

Warrant Exercise Price: $1.20 for a two year period

Number of Placees: 36 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares

Jeff Willis P 20,000
David Elliot P 325,000
Jason Knoblauch P 15,000
650397 B.C. Ltd
(Rod Husband) Y 300,000
Stephen Kenwood Y 300,000

Finder's Fee: $90,000 cash payable to Haywood Securities Inc.

$46,350 cash payable to Marcel Puetter

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

82-4653

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

Global Hunter Corp.

Listed Company

---- Navigation Options ----

GLOBAL HUNTER CORP. ("BOB")
BULLETIN TYPE: Property-Asset Agreement
BULLETIN DATE: July 6, 2005
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing an Assignment of Option on La Corona de Cobre Project Agreement (the 'Agreement'), dated March 2, 2005, between Global Hunter Corp. (the 'Company'), Hudson Administrative Services Inc. ('Hudson'), Inversiones Y Mineria Andale Ltda. and Exploraciones Rio Bravo Ltda., pursuant to which the Company has the option to acquire a one-hundred percent (100%) interest in the La Corona de Cobre project (the 'Property') located near La Serena, Chile.

The aggregate consideration payable by the Company to Hudson is US$380,926 cash as re-imbursement of prior expenditures and 1,000,000 worth of common shares over two years (675,000 common shares in the first year). The Company has also agreed to expend US$3,000,000 in work expenditures on the Property over the next two years (US$500,000 in the first year) and make property payments of US$300,000 cash within the next year. In addition, the Property will be subject to a 2.0% NSR royalty payable upon commencement of commercial production.

Insider / Pro Group Participation: N/A

For further details, please refer to the Company's press release dated March 2, 2005

82-4653

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

Global Hunter Corp.

Listed Company

---- Navigation Options ----

GLOBAL HUNTER CORP. ("BOB")
BULLETIN TYPE: Private Placement-Non-Brokered, Amendment
BULLETIN DATE: July 14, 2005
TSX Venture Tier 2 Company

Further to TSX Venture Exchange Bulletin July 5, 2005, the Company advises the following information is amended regarding its Non-Brokered Private Placement announced June 30, 2005:

Number of Placees: 45 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares

David Elliot P 12,500
Marilyn Swette P 20,000
Ladner Rose Investments P 50,000

Finder's Fee: $91,800 cash payable to Haywood Securities Inc.

$44,550 cash payable to Marcel Puetter

82-4653

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

GLOBAL HUNTER CORP.
(the "Issuer")

Abbreviations referred to herein:

British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. (Certified Copy of) Notice of Articles	Pursuant to Section 11 of the BCBCA, every company's Notice of Articles must set out the name of the company, names and addresses of its directors, address(es) of its registered and records office(s), set out any translation of the company's name, describe the authorized share structure and set out whether there are any special rights and restrictions attached to any class or series of shares. A certified copy of the Notice of Articles is issued by the Registrar following a change in any of the information contained in the Notice of Articles upon filing of such change by the company with the Registrar.	Issued by the Registrar upon a change in any of the information contained in the Notice of Articles
E. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is March 30 of every year

F. Annual General Meeting

1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to the TSX Venture Exchange and clearing agencies at least 25 days before the record date.	2005 - record date was July 31, 2005
2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed August 3, 2005 2005 – filed August 3, 2005
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed August 3, 2005 2005 – filed August 3, 2005
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed August 3, 2005 2005 – filed August 3, 2005
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements	2005 - mailed August 3, 2005

	and MD&A for the interim financial statements, or both.	
G. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is February 28 Filed June 28, 2005
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	Mailed to all registered shareholders June 28, 2005 and on August 3, 2005 (as at the date of this form, the requirement to mail to all shareholders is no longer in effect)
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed June 28, 2005
H. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends May 31 2nd period ends August 31 3rd period ends November 30
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
I. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	

J. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
K. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
L. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	Upon making a private distribution requiring an Offering Memorandum
M. News Releases	Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	Upon the occurrence of a material change
N. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
O. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
P. Material Change Report	Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA *(British Columbia Securities Commission)* and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	Within 10 days of a material change
Q. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies.	When issued by the TSX Venture Exchange
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the

	beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance
S. Registration in Yukon		
1. Notice of Directors or Officers	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, a notice of directors and officers or notice of change of directors and officers upon appointment, election or resignation of a director within one month of the appointment, election or resignation.	Upon appointment or resignation of a director
2. Notice of Registered Office Address	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, a notice of change of registered office address within one month of the change of such address.	Upon change of registered office address
3. Notice of Attorney(s) Address(es)	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, a notice of change of attorney(s) address(es) within one month of the change of such address(es).	Upon change of attorney(s) address(es)
4. Constating Documents	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, changes in constating documents of the corporation within one month of such change.	Upon change in constating documents
5. Annual Return	Pursuant to Section 293(1) of the YBCA, every extra-territorial corporation shall, on or before the last day of the month following the anniversary date of registration as an extra-territorial corporation, file with the Yukon Registrar, an Annual Return.	Issuer's registration anniversary date is February 12 of every year